                                                  Filed Pursuant to Rule
                                                  424(B)(5)
                                                  SEC File No. 333-83551

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 3, 1999)
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                               7,000,000 Shares
                               UNIT CORPORATION

[UNIT CORPORATION LOGO APPEARS HERE]


                                 Common Stock
-------------------------------------------------------------------------------

Unit Corporation is offering 7,000,000 shares of common stock. The common stock is listed on the New York Stock Exchange under the symbol "UNT". The last reported sale price of the common stock on the New York Stock Exchange on September 23, 1999, was $7.625 per share.

Unit is engaged in the land contract drilling of natural gas and oil wells and the exploration, development, acquisition and production of natural gas and oil properties.


                                                          Per Share    Total

   Public offering price.................................  $7.625   $53,375,000
   Underwriting discounts and commissions................   $0.42    $2,940,000
   Proceeds, before expenses, to Unit....................  $7.205   $50,435,000

See "Risk Factors" on pages S-8 to S-13 for factors that should be considered before investing in the shares of Unit.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

-------------------------------------------------------------------------------

The underwriters may, under certain circumstances, purchase up to 1,050,000 additional shares from Unit at the public offering price, less underwriting discounts and commissions. Delivery and payment for the shares will be on September 29, 1999.


Prudential Securities

                     CIBC World Markets

                                               Raymond James & Associates, Inc.

September 23, 1999

[Included immediately following the cover page of the prospectus supplement are two maps. The first map is entitled "Drilling Rig Distribution" and it identifies the current geographic location of our drilling rig fleet and the drilling rigs to be acquired. The second map is entitled "Proved Reserve Concentration" and it identifies the geographic location of our primary natural gas and oil reserves.]

                               TABLE OF CONTENTS

Prospectus Supplement                   Page
---------------------                   ----
Summary...............................   S-1
Risk Factors..........................   S-8
Use of Proceeds.......................  S-14
Price Range of Common Stock and
 Dividend Policy......................  S-14
Capitalization........................  S-15
Selected Consolidated Financial Data..  S-16
Management's Discussion and Analysis
 of Financial Condition and Results of
 Operations...........................  S-18
Pending Acquisition...................  S-23
Business..............................  S-24
Management............................  S-34
Shares Eligible for Future Sale.......  S-36
Underwriting..........................  S-38
Legal Opinions........................  S-40
Experts...............................  S-40
Independent Accountants...............  S-40
Glossary of Certain Oil and Gas
 Terms................................  S-41
Index to Financial Statements.........   F-1

Prospectus                                                             Page
----------                                                             ----
About This Prospectus.................................................   2
Where You Can Find More Information about the Company.................   2
The Company...........................................................   3
Forward-Looking Statements............................................   3
Ratio of Earnings to Fixed Charges....................................   4
Use of Proceeds.......................................................   4
Description of Debt Securities........................................   4
Description of Capital Stock..........................................  16
Description of Warrants...............................................  19
Plan of Distribution..................................................  21
Legal Matters.........................................................  23
Independent Accountants...............................................  23

-------------------------------------------------------------------------------

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus supplement. This summary may not contain all of the information that investors should consider before investing in the common stock of Unit. You should read this entire prospectus supplement and the accompanying prospectus carefully. We have included technical terms important to an understanding of our business under "Glossary of Certain Oil and Gas Terms."

                                  The Company

   We are engaged in the land contract drilling of natural gas and oil wells and the exploration, development, acquisition and production of natural gas and oil properties. The majority of our contract drilling and exploration and production activities are oriented toward drilling for and producing natural gas. We estimate that over 90% of our wells drilled for third parties over the past three years were natural gas prospects and, as of December 31, 1998, 89% of our reserves were natural gas. We were founded in 1963 as a contract drilling company and our current contract drilling operations are focused primarily in the natural gas producing provinces of the Oklahoma and Texas areas of the Anadarko and Arkoma Basins. Our primary exploration and production operations are also conducted in the Anadarko and Arkoma Basins. In 1994, we commenced contract drilling operations in the Texas Gulf Coast area and in 1995 we commenced exploration and production operations in that region.

   We generated record revenues and production volumes during 1998 despite the 21% decline in average natural gas prices and the 33% decline in average oil prices we received as compared with 1997. We also enjoyed a rig utilization rate of approximately 67% during this same period, which compares favorably to the industry average. For 1998, revenues were $93.3 million and EBITDA was $30.7 million compared to $91.9 million and $38.0 million for 1997. For the six months ended June 30, 1999, revenues were $39.2 million and EBITDA was $10.0 million compared to $50.3 million and $16.1 million for the same period during 1998.

   On August 12, 1999, we signed a definitive agreement with Parker Drilling Company, a Tulsa, Oklahoma based contract drilling company, to purchase 13 high performance drilling rigs and certain related equipment and yards for $40.0 million in cash and one million shares of Unit common stock. All 13 of the rigs are diesel electric SCR rigs, which offer superior control and efficiency, particularly in deep, directional or horizontal applications. Seven of the rigs are currently under contract with various operators in the Rocky Mountains. Three of the remaining rigs are located in South Louisiana and three are located in South Texas.

  Land Drilling Operations

   Our wholly-owned subsidiary, Unit Drilling, operates our entire land drilling business. We are a leading provider of contract land drilling services to independent oil and gas companies in the United States.

   As of September 1, 1999, we had a well-balanced rig fleet consisting of 34 land drilling rigs, capable of medium and deep drilling applications. The fleet includes 22 rigs capable of drilling to depths of 15,000 feet or greater, seven of which are capable of drilling to depths of 20,000 feet or greater. We have 30 rigs located in the gas rich Mid Continent region, giving us the second largest drilling fleet operating in what is our primary market. With the completion of the Parker Acquisition, we will have the second largest fleet of rigs capable of drilling below 15,000 feet operating in the Rocky Mountain market, also a prolific natural gas producing region. Eleven of the 13 Parker rigs have a capability of drilling to depths of 20,000 feet or more, with the remaining two having depth ratings of 16,000 feet.

   We believe our operating and technical staff is highly regarded within the industry. Our 57 senior drilling supervisors, including rig managers, have an average of over 10 years of industry experience, with approximately six of those years having been served with us.

   We believe that our above average utilization rate during the industry downturn in 1998 was a result of our superior equipment and operations personnel as well as the location of our rig fleet. During 1998, we experienced a rig utilization rate of 67%. As of August 31, 1999, we had a utilization rate of 59% versus 53% at March 31, 1999, and 44% at June 30, 1999.

   During 1998, we drilled 198 wells with total footage drilled of 2.2 million feet as compared to 1.7 million feet in 1997. Our revenues and EBITDA from land drilling operations have increased from $17 million and $1.2 million, respectively, for the year ended December 31, 1994, to $53.5 million and $7.9 million for the year ended December 31, 1998. For the six months ended June 30, 1999, our revenues were $22.4 million and EBITDA was $1.2 million compared to $30.4 million and $4.8 million for the same period in 1998.

  Exploration and Production Operations

   Our wholly-owned subsidiary, Unit Petroleum, conducts our exploration and production activities. We have developed an expertise in our core areas, primarily the Anadarko and Arkoma Basins, having drilled a total of 523 gross wells resulting in a 78% success rate during the past ten years of activity. Our drilling and acquisition activities in the Mid Continent and other areas of operation have enabled us to exceed our goal of adding new reserves at a minimum rate of 150% of production in each of the past 15 years. Our ability to replace reserves, primarily through internally generated prospects, has allowed us to achieve an average annual reserve replacement of 231% and finding and development costs of $0.73 per Mcfe over the past 10 years.

   As a source of future reserve and production growth, we currently have an inventory of over 250 drilling prospects, 78 of which are included in our proved reserve base as proved undeveloped and 80% of which are located in our core Mid Continent region where we have historically had a high degree of success. Ninety-eight percent of these prospects were generated internally, and we plan to drill approximately 50 prospects during 1999 and, depending on oil and gas prices, approximately 80 to 100 in 2000.

   As of December 31, 1998, we had estimated net proved reserves of 180.8 Bcfe with a PV-10 value of approximately $137 million. If evaluated using prices realized at June 30, 1999, our PV-10 value would have been $158 million. Approximately 74% of our proved reserves were classified as proved developed reserves and 89% were natural gas at year end 1998. We currently operate properties constituting 70% of our proved developed PV-10 value. At August 30, 1999, our production was approximately 50 MMcfe per day.

   Our revenues and EBITDA from exploration and production operations increased from $26.0 million and $14.9 million, respectively, for the year ended December 31, 1994 to $39.7 million and $22.8 million, respectively, for the year ended December 31, 1998. For the six months ended June 30, 1999, our revenues and EBITDA were $16.4 million and $8.4 million, respectively, compared to $19.8 million and $11.1 million for the same period in 1998.

                               Business Strategy

   Our corporate strategy is to maximize our equity value through profitable growth and utilization of our contract drilling equipment and profitable growth of our natural gas and oil reserves and production.

   Focus on Natural Gas. We focus both our contract drilling and exploration and production operations on gaining critical mass in major natural gas producing regions, which has resulted in our strong contract drilling and exploration and production presence in the Mid Continent region, and to a lesser extent in South Texas. As of June 30, 1999, 100% of our operating rigs were drilling for natural gas, and 89% and 94% of our proved reserves and prospect inventory were natural gas properties.

   Conservative Fiscal Policy. To maintain our financial flexibility and minimize our financial risk, we attempt to fund the majority of our capital expenditures with our cash flow from operations. In addition, our general corporate policy is to seek to maintain a conservative debt to cash flow from operations ratio and a conservative debt to total capitalization ratio, which was 40% at June 30, 1999. We believe our policy minimizes our financial risks during the periods of depressed natural gas and oil prices and provides us financial flexibility to pursue strategic acquisitions as they may arise.

   Experienced Personnel. Our contract drilling and exploration and production personnel have significant experience and technical insight in managing contract drilling and exploration and production operations in the Anadarko and Arkoma Basins, our core operating areas.

  Key Elements of Our Land Contract Drilling Strategy

   High Quality Equipment and Premium Service. We have positioned ourselves as a leader in the land contract drilling industry by providing high quality rigs and premium service to our market. The proposed acquisition of the 13 SCR rigs, 11 of which have drilling capabilities of 20,000 feet or more, is representative of our commitment to provide superior equipment to our customers in order to meet the demands in our markets. With this acquisition, we will have 18 SCR rigs, representing 38% of our rig fleet.

   Selectively Expand Rig Fleet. The land drilling rig market is highly cyclical and we have developed considerable experience in dealing with these cycles in our history of over 36 years in this business. At the present time, we believe there is substantial positive leverage in the land contract drilling industry due to recent consolidations within the industry and the demand for natural gas. As a consequence, through the Parker Acquisition we are adding to our rig fleet at what we believe is an opportune time.

   Retain Key Personnel During Down Cycles. We believe our experienced personnel make significant contributions to our success, and we work to retain them during the up and down cycles in our industry. High personnel retention helps us to maintain the operational quality, consistency and continuity of our operations. As of August 31, 1999, 43% of our senior drilling supervisors had been employed with us for over 10 years.

  Key Elements of Our Exploration and Production Strategy

   Low-Risk Exploration and Exploitation. We focus on low cost reserve growth primarily through the exploration and exploitation of regions and properties in our core operating areas with a known history of production. This strategy has enabled us to achieve consistent reserve growth, as evidenced by our five year annual reserve replacement of 219% and finding and development costs over that period of $.81 per Mcfe. Over that period, we have drilled 339 wells with an 81% success rate.

   Internal Prospect Generation. Our exploration team has consistently been able to add to an attractive prospect inventory which has historically served as our primary source of reserve growth. Over the last five years, we have maintained an average inventory of over 180 prospects, with over 98% of the 339 wells drilled having been internally generated.

                                  The Offering

 Shares offered by Unit..............................   7,000,000 shares (1)
 Total shares outstanding after this offering........  33,810,675 shares (1)(2)
 Use of proceeds.....................................  To fund the cash portion of the purchase price of
                                                       the rig acquisition
                                                       discussed under "Pending
                                                       Acquisition," to repay
                                                       indebtedness under our
                                                       existing revolving
                                                       credit facility and for
                                                       general corporate
                                                       purposes.
 New York Stock Exchange symbol......................  UNT

(1) Does not include up to 1,050,000 shares of common stock that the underwriters may purchase if they exercise their over-allotment option.

(2) Includes 1,000,000 shares issuable to Parker Drilling Company upon consummation of the Parker Acquisition and excludes 735,100 shares of common stock issuable upon exercise of outstanding stock options.

                                  Risk Factors

   You should consider the risk factors before investing in our common stock and the impact from various events that could adversely affect our business. See "Risk Factors."

                      Summary Consolidated Financial Data

   You should read the following summary consolidated financial data along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus supplement.

                                                                Six Months
                                                                   Ended
                           Year Ended December 31,               June 30,
                          ----------------------------  ---------------------------
                            1996      1997      1998       1998          1999
                          --------  --------  --------  ----------- ---------------
                                                        (unaudited)   (unaudited)
                                 (in thousands, except per share amounts)
Statement of Operations
 Data:
Revenues:
 Contract drilling......  $ 28,819  $ 46,199  $ 53,528   $ 30,383      $ 22,370
 Oil and natural gas....    43,013    45,581    39,703     19,759        16,436
 Other..................       238        84       106        161           370
                          --------  --------  --------   --------      --------
  Total Revenues........    72,070    91,864    93,337     50,303        39,176
                          --------  --------  --------   --------      --------
Expenses:
 Contract drilling:
 Operating costs........    24,259    36,419    43,729     24,540        20,252
 Depreciation...........     2,944     4,216     5,766      2,874         2,811
 Oil and natural gas:
 Operating costs........    13,409    13,201    14,328      7,276         6,595
 Depreciation, depletion
  and amortization......    10,807    12,625    16,069      7,531         7,943
 General and
  administrative........     4,122     4,621     4,891      2,507         2,474
 Interest...............     3,162     2,921     4,815      2,359         2,432
                          --------  --------  --------   --------      --------
  Total expenses........    58,703    74,003    89,598     47,087        42,507
                          --------  --------  --------   --------      --------
Income (loss) before
 income taxes...........    13,367    17,861     3,739      3,216        (3,331)
                          --------  --------  --------   --------      --------
  Total income taxes
   (benefit)............     5,034     6,737     1,493      1,256        (1,183)
                          --------  --------  --------   --------      --------
Net income (loss).......  $  8,333  $ 11,124  $  2,246   $  1,960      $ (2,148)
                          ========  ========  ========   ========      ========
Net income (loss) per
 common share:
 Basic..................  $    .37  $    .46  $    .09   $    .08      $   (.08)
                          ========  ========  ========   ========      ========
 Diluted................  $    .37  $    .45  $    .09   $    .08      $   (.08)
                          ========  ========  ========   ========      ========
Statement of Cash Flow
 Data:
Cash from (used by):
 Operating activities...  $ 20,664  $ 34,350  $ 33,513   $ 21,612      $ 11,571
 Investing activities...   (32,887)  (43,026)  (52,783)   (34,222)      (11,499)
 Financing activities...    12,236     8,587    19,258     12,746           (63)
Other Financial Data:
EBITDA: (1)
 Contract drilling......  $  3,738  $  8,691  $  7,852   $  4,839      $  1,248
 Oil and natural gas....    26,632    29,206    22,782     11,144         8,392
Capital expenditures....    34,111    45,115    53,654     34,567        12,144
Cash flow (2)...........    27,471    35,342    26,364     13,947         7,659
                                                            As of June 30, 1999
                                                        ---------------------------
                                                        Historical  As Adjusted (3)
                                                        ----------- ---------------
                                                              (in thousands)
Balance Sheet Data:
 Working capital....................................     $    136      $    136
 Property, plant and equipment, net.................      195,931       244,131
 Total assets.......................................      220,425       268,625
 Long-term debt.....................................       72,900        62,700
 Shareholders' equity...............................      109,988       168,388

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is included as a supplemental disclosure because it is a financial measure commonly used in our industry. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow from operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.
(2) Cash flow represents cash flow from operating activities prior to changes in operating assets and liabilities.
(3) Adjusted to give effect to the completion of the Parker Acquisition and the sale of 7,000,000 shares of common stock in this offering and the application of the net proceeds as described in "Use of Proceeds."

                             Summary Operating Data

   The following table sets forth summary data with respect to our contract drilling operations and our natural gas and oil operations for the periods indicated.

                                                                    Six Months
                                                                       Ended
                                 Year Ended December 31,             June 30,
                            -------------------------------------- -------------
                             1994   1995   1996   1997       1998   1998   1999
                            ------ ------ ------ ------     ------ ------ ------
Contract Drilling
 Operations Data:
 Number of operational
  rigs at period end......      25     22     24     34 (1)     34     34     34
 Average number of rigs
  owned during period.....      25     25   22.7   25.1         34     34     34
 Average number of rigs
  utilized (2)............     9.5   10.9   14.7   20.0       22.9   25.3   19.5
 Utilization rate (2).....     38%    44%    65%    80%        67%    74%    57%
 Number of wells drilled..      95    111    130    167        198    114     88
 Average revenue per day
  (3).....................  $4,894 $5,081 $5,351 $6,309     $6,394 $6,641 $6,352
 Total footage drilled
  (feet in thousands).....   1,027  1,196  1,468  1,736      2,203  1,267    905
Exploration and Production
 Operations Data:
 Production:
 Natural gas (MMcf).......   9,659 12,059 13,025 13,816     16,465  7,854  7,667
 Oil (MBbls)..............     406    577    579    493        443    229    183
 Average sales price:
 Natural gas (per Mcf)....  $ 1.85 $ 1.61 $ 2.20 $ 2.42     $ 1.90 $ 1.94 $ 1.64
 Oil (per Bbl)............   15.13  16.65  20.40  19.19      12.81  13.78  13.62
 Average production costs
  (per Mcfe) (4)..........     .58    .64    .68    .64        .61    .63    .59
 Finding and development
  costs (per Mcfe)........     .64    .49    .69   1.18       1.23   1.31    .98
 Annual reserve
  replacement ratio (5)...    325%   242%   216%   158%       156%    --     --

--------
(1) Includes ten rigs acquired in the fourth quarter of 1997.
(2) Utilization rates are based on a 365-day year and are calculated by dividing the average number of rigs utilized by the average number of rigs owned during the period, including stacked rigs. A rig is considered utilized when it is operating or being moved, assembled or dismantled under contract.
(3) Represents total revenues from contract drilling operations divided by the number of days rigs were being utilized for the period.
(4) Production costs include lease operating expenses and production and ad valorem taxes.

(5) The annual reserve replacement ratio is calculated on a Mcfe basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the natural gas and oil volumes produced during that year.

                        Summary Reserve and Acreage Data

   The following table sets forth summary information with respect to our proved oil and gas reserves for the periods indicated, as estimated by us and of which approximately 99% have been reviewed by Ryder Scott Company, L.P., petroleum consultants. For additional information relating to our oil and gas reserves, see Note 14 "Oil and Natural Gas Information (Unaudited)" to our consolidated financial statements included elsewhere in this prospectus supplement.

                                                As of December 31,
                                   --------------------------------------------
                                     1994     1995     1996     1997     1998
                                   -------- -------- -------- -------- --------
Estimated Proved Reserves:
 Natural Gas (MMcf)...............   93,360  108,728  129,161  145,384  161,318
 Oil (MBbls)......................    4,308    5,428    5,204    4,131    3,245
 MMcfe............................  119,205  141,297  160,386  170,167  180,791
 PV-10 (in thousands) (1)......... $ 85,018 $121,720 $263,744 $167,187 $137,073
 Standardized measure of
  discounted future net cash flows
  (in thousands) (1).............. $ 78,268 $103,138 $200,652 $138,827 $124,368
 Percent proved developed.........      85%      87%      84%      80%      74%
Acreage:
 Gross acres:
  Developed.......................  371,601  580,304  494,753  471,864  608,116
  Undeveloped.....................   21,514   24,810   29,245   56,814   75,721
 Net acres:
  Developed.......................  101,516  118,187  116,302  119,902  131,416
  Undeveloped.....................   11,540   12,866   19,124   45,086   58,134

--------
(1) Weighted average natural gas prices used in the estimates of net proved reserves and the calculation of the standardized measure of discounted future net cash flows and PV-10 were $1.70, $1.95, $3.63 $2.33 and $2.08 per Mcf at December 31, 1994, 1995, 1996, 1997 and 1998, respectively. The weighted average oil prices used in the estimate of net proved reserves and the calculation of the standardized measure of discounted future net cash flows and PV-10 were $16.00, $18.08, $24.57, $17.39 and $11.10 per Bbl at
    December 31, 1994, 1995, 1996, 1997 and 1998.

                                  RISK FACTORS

   You should carefully consider the following risk factors, in addition to the other information set forth in this prospectus supplement and the accompanying prospectus, before purchasing shares of our common stock. Each of these risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our common stock. This investment involves a high degree of risk.

  Oil and gas prices are volatile, and low prices have negatively affected our financial results and could do so in the future.

   Our revenues, operating results, cash flow and future rate of growth depend substantially upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile, and they are likely to continue to be volatile in the future. Oil and gas prices declined substantially in 1998 and, despite recent improvement, could decline again. These declines had a significant negative impact on our financial results for 1998 and the first half of 1999. We incurred a net loss for the quarterly periods ending March 31 and June 30, 1999. Depressed prices in the future would have a negative impact on our future financial results. Because our reserves are predominantly gas, changes in gas prices may have a particularly large impact on our financial results.

   Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control. These factors include:

  . political conditions in oil producing regions, including the Middle East;

  . the ability of the members of the Organization of Petroleum Exporting
    Countries to agree to and maintain oil price and production controls;

  . the price of foreign imports;

  . actions of governmental authorities;

  . the domestic and foreign supply of oil and gas;

  . the level of consumer demand;

  . weather conditions;

  . domestic and foreign government regulations;

  . the price, availability and acceptance of alternative fuels; and

  . overall economic conditions.

These factors and the volatile nature of the energy markets make it impossible to predict with any certainty the future prices of oil and gas.

  Our contract drilling operations depend on levels of activity in the oil and gas exploration and production industry.

   Our contract drilling operations depend on the level of activity in oil and gas exploration and production in our operating markets. Both short-term and long-term trends in oil and gas prices affect the level of that activity. Because oil and gas prices are volatile, the level of exploration and production activity can also be volatile. Decreased oil and gas prices during 1998 and early 1999 adversely affected our contract drilling activity by lowering the utilization of our rigs and reducing the day rates we charge for our rigs. During this period, a number of oil and gas companies announced reductions in capital spending for exploration and development, and others have completed or announced consolidating transactions that have or are likely to continue to result in additional reductions. Although oil and gas prices have recently improved, we expect that in the near term our customers will continue a cautious approach to exploration and development spending until price gains prove to be sustainable. Any decrease from current oil and gas prices would depress the level of exploration and production activity. This, in turn, would likely result in a decline in the demand for our drilling services and would have an adverse effect on our contract drilling revenues, cash flows and profitability. As a result, the future demand for our drilling services is uncertain.

  We may not successfully complete or integrate the planned Parker
  Acquisition.

   If the Parker Acquisition is closed, we will increase our drilling rig fleet by approximately 38 percent and also significantly increase the number of employees involved in our contract drilling operations. In order to benefit from this transaction, we will have to integrate these assets and personnel in an effective manner, which could require substantial attention of management. This transaction represents a greater commitment to our contract drilling segment, which is a highly competitive and sometimes volatile business. If we are unable to effectively integrate these assets and personnel or if the contract drilling business suffers a significant decline, our business and prospects generally could be adversely affected to a material extent.

   The closing of the Parker Acquisition is subject to several conditions, and we cannot assure you that this acquisition will be completed. However, we currently expect that the conditions to this acquisition will be met and that it will be completed shortly following the completion of this offering. If it is not completed by October 31, 1999, Unit or Parker can terminate the purchase agreement.

  The industries in which we operate are highly competitive, and many of our competitors have greater resources than we do. In particular, the contract drilling industry has intense price competition and excess rig supply.

   The drilling industry in which we operate is very competitive. Most drilling contracts are awarded on the basis of competitive bids, which also results in intense price competition. In the markets in which we operate, the number of rigs available for use exceeds the demand for rigs, which increases this price competition. Many of our competitors in the contract drilling industry have greater financial and human resources than we do. These resources may enable them to better withstand periods of low rig utilization, to compete more effectively on the basis of price and technology, to build new rigs or acquire existing rigs and to provide rigs more quickly than we do in periods of high rig utilization.

   The oil and gas industry is also highly competitive. We compete in the areas of property acquisitions and oil and gas exploration, development, production and marketing with major oil companies, other independent oil and natural gas concerns and individual producers and operators. In addition, we must compete with major and independent oil and natural gas concerns in recruiting and retaining qualified employees. Many of our competitors in the oil and gas industry have substantially greater financial and other resources than we do.

  Shortages of experienced personnel for our contract drilling operations could limit our ability to meet the demand for our services.

   In recent years, the number of oil and gas drilling rigs in operation has declined substantially. As a result, a large number of experienced personnel in this industry have moved to other industries or fields. If the demand for contract drilling services should increase significantly, we and most other contract drilling contractors may have difficulties in employing enough qualified and experienced personnel to be able to meet that demand completely.

  Our operations have significant capital requirements, and our substantial indebtedness could have important consequences to you.

   We have experienced and expect to continue to experience substantial working capital needs due to our growth in drilling operations and our active exploration, development and exploitation programs. We currently have, and will continue to have, a large amount of indebtedness. At June 30, 1999, we had a long-term debt to total capitalization ratio of 40%. At August 31, 1999, our long-term debt outstanding was $70.8 million. As of August 31, 1999, the amount available for borrowing under our credit facility was $85 million, of which $67.8 was outstanding. Although we expect that a portion of the net proceeds from this offering will be used to repay indebtedness, additional financing may be required in the future to fund our operations.

   Our level of indebtedness, the cash flow needed to satisfy our indebtedness and the covenants governing our indebtedness could

  . limit funds available for financing capital expenditures, our drilling program or other activities or cause us to curtail these activities;

  . limit our flexibility in planning for, or reacting to changes in, our business;

  . place us at a competitive disadvantage to some of our competitors that are less leveraged than us;

  . make us more vulnerable during periods of low oil and gas prices or in the event of a downturn in our business; and

  . prevent us from obtaining additional financing on acceptable terms or limit amounts available under our existing or any future credit facilities.

   Our ability to meet our debt service obligations will depend on our future performance. We cannot assure you that we will be able to meet our debt service requirements. In addition, lower oil and gas prices could result in future reductions in the amount available for borrowing under our credit facility, reducing our liquidity and even triggering mandatory loan repayments.

   If the requirements of our indebtedness are not satisfied, a default would be deemed to occur and our lenders would be entitled to accelerate the payment of the outstanding indebtedness. If this occurs, we cannot assure you that we would have sufficient funds available or could obtain the financing required to meet our obligations.

  Our future performance depends upon our ability to find or acquire additional oil and gas reserves that are economically recoverable.

   In general, production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Unless we successfully replace the reserves that we produce, our reserves will decline, resulting eventually in a decrease in oil and gas production and lower revenues and cash flow from operations. Historically, we have succeeded in increasing reserves after taking production into account through exploitation, development and exploration. We have conducted such activities on our existing oil and gas properties as well as on newly acquired properties. We may not be able to continue to replace reserves from such activities at acceptable costs. Low prices of oil and gas may further limit the kinds of reserves that can economically be developed. Lower prices also decrease our cash flow and may cause us to decrease capital expenditures.

   We are continually identifying and evaluating opportunities to acquire oil and gas properties, including acquisitions that would be significantly larger than those consummated to date by us. We cannot assure you that we will successfully consummate any acquisition, that we will be able to acquire producing oil and gas properties that contain economically recoverable reserves or that any acquisition will be profitably integrated into our operations.

  Our natural gas and oil operations involve a high degree of business and financial risk which could adversely affect us.

   Exploitation, development and exploration involve numerous risks that may result in dry holes, the failure to produce oil and gas in commercial quantities and the inability to fully produce discovered reserves. The cost of drilling, completing and operating wells is substantial and uncertain. Numerous factors beyond our control may cause the curtailment, delay or cancellation of drilling operations, including:

  . unexpected drilling conditions;

  . pressure or irregularities in formations;

  . equipment failures or accidents;

  . adverse weather conditions;

  . compliance with governmental requirements; and

  . shortages or delays in the availability of drilling rigs or delivery crews and the delivery of equipment.

   Exploratory drilling is a speculative activity. Although we may disclose our overall drilling success rate, those rates may decline. Although we may discuss drilling prospects that we have identified or budgeted for, we may ultimately not lease or drill these prospects within the expected time frame, or at all. Lack of drilling success will have an adverse effect on our future results of operations and financial condition.

  Our hedging arrangements might limit the benefit of increases in natural gas prices.

   In order to reduce our exposure to short-term fluctuations in the price of oil and gas, we sometimes enter into hedging arrangements. Our hedging arrangements apply to only a portion of our production and provide only partial price protection against declines in oil and gas prices. These hedging arrangements may expose us to risk of financial loss and limit the benefit to us of increases in prices.

  Estimates of our reserves are uncertain and may prove to be inaccurate, and oil and gas price declines may lead to an impairment of our oil and gas assets.

   There are numerous uncertainties inherent in estimating quantities of proved reserves and their values, including many factors beyond the control of the producer. The reserve data included or incorporated by reference in this prospectus supplement or the accompanying prospectus represent only estimates. Reservoir engineering is a subjective and inexact process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves depend on a number of variable factors, including historical production from the area compared with production from other producing areas, and assumptions concerning:

  . the effects of regulations by governmental agencies;

  . future oil and gas prices;

  . future operating costs;

  . severance and excise taxes;

  . development costs; and

  . workover and remedial costs.

   Some or all of these assumptions may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and gas attributable to any particular group of properties, classifications of those reserves based on risk of recovery, and estimates of the future net cash flows from reserves prepared by different engineers or by the same engineers but at different times may vary substantially. Accordingly, reserve estimates may be subject to downward or upward adjustment. Actual production, revenues and expenditures with respect to our reserves will likely vary from estimates, and those variances may be material.

   The information regarding discounted future net cash flows included in or incorporated by reference in this prospectus supplement or the accompanying prospectus should not be considered as the current market value of the estimated oil and gas reserves attributable to our properties. As required by the SEC, the estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by the following factors:

  . the amount and timing of actual production;

  . supply and demand for oil and gas;

  . increases or decreases in consumption; and

  . changes in governmental regulations or taxation.

   In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with our operations or the oil and gas industry in general.

   We periodically review the carrying value of our oil and gas properties under the full cost accounting rules of the SEC. Under these rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our oil and gas properties when oil and gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

  Our operations present inherent risks of loss that, if not insured or indemnified against, could adversely affect our results of operations.

   Our drilling operations are subject to many hazards inherent in the drilling industry, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather. Our exploration and production operations are subject to these and similar risks Any of these events could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and we seek to obtain indemnification from our drilling customers by contract for some of these risks. To the extent that we are unable to transfer these risks to drilling customers by contract or indemnification agreements, we seek protection through insurance which our management considers to be adequate. However, we cannot assure you that our insurance or indemnification agreements will adequately protect us against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer to meet its indemnification obligations, could result in substantial losses. In addition, we cannot assure you that insurance will be available to cover any or all of these risks. Even if available, the insurance might not be adequate to cover all of our losses, or we might decide against obtaining that insurance because of high premiums or other costs.

   In addition, we are not the operator of some of our wells. As a result, our operating risks for those wells and our ability to influence the operations for those wells are less subject to our control. Operators of those wells may act in ways that are not in our best interests.

  Governmental and environmental regulations could adversely affect our business.

   Our business is subject to federal, state and local laws and regulations on taxation, the exploration for and development, production and marketing of oil and gas and safety matters. Many laws and regulations require drilling permits and govern the spacing of wells, rates of production, prevention of waste, unitization and pooling of properties and other matters. These laws and regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. In addition, these laws and regulations, and any others that are passed by the jurisdictions where we have production, could limit the total number of wells drilled or the allowable production from successful wells, which could limit our revenues.

   Our operations are also subject to complex environmental laws and regulations adopted by the various jurisdictions where we operate. We could incur liability to governments or third parties for any unlawful discharge of oil, gas or other pollutants into the air, soil or water, including responsibility for remedial costs. We could potentially discharge these materials into the environment in any of the following ways:

  . from a well or drilling equipment at a drill site;

  . from gathering systems, pipelines, transportation facilities and storage tanks;

  . damage to oil and natural gas wells resulting from accidents during normal operations; and

  . blowouts, cratering and explosions.

   Because the requirements imposed by laws and regulations are frequently changed, we cannot assure you that laws and regulations enacted in the future, including changes to existing laws and regulations, will not adversely affect our business. In addition, because we acquire interests in properties that have been operated in the past by others, we may be liable for environmental damage caused by the former operators.

  Year 2000 risks could cause a business disruption that adversely affects our operations and financial condition.

   Failure by us, our customers, our suppliers or other third parties to become Year 2000 compliant on a timely basis could cause us to have a material business disruption. We have not yet received adequate assurances of Year 2000 compliance from many third parties that are important to our operations. If we experience a business disruption because of Year 2000 failures, our operations and financial performance could be adversely affected. See "Managements' Discussion and Analysis of Financial Condition and Results of Operations" for a more complete discussion of our Year 2000 risks.

  Our shareholders Rights Plan and provisions of Delaware law and our charter and by-laws could discourage change in control transactions and prevent shareholders from receiving a premium on their investment.

   Our by-laws provide for a classified board of directors with staggered terms and our charter authorizes the board of directors to set the terms of preferred stock. In addition, our charter and Delaware law contain provisions that impose restrictions on business combinations with interested parties. We have also adopted a shareholders' rights plan. Because of our shareholders' rights plan and these provisions of our charter and by- laws and Delaware law, persons considering unsolicited tender offers or other unilateral takeover proposals may be more likely to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. As a result, these provisions may make it more difficult for our shareholders to benefit from transactions that are opposed by an incumbent board of directors.

                                USE OF PROCEEDS

   The net proceeds to Unit from this offering are approximately $50.2 million ($57.8 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of $175,000. We intend to use $40.0 million of net proceeds to pay the cash portion of the purchase price payable for the Parker Acquisition. Pending that application, we may repay a portion of our indebtedness outstanding under our revolving credit facility. See "Pending Acquisition."

   To the extent the net proceeds are used to repay a portion of the outstanding indebtedness under our revolving credit facility, the cash amount due at the closing of the Parker Acquisition will then be funded by advances under our revolving credit facility. We cannot assure you, however, that the Parker Acquisition will be completed. If the Parker Acquisition is not completed, we intend to use the net proceeds to repay a portion of our indebtedness outstanding under our revolving credit facility. At August 31, 1999, the outstanding balance under our revolving credit facility totaled $67.8 million, with an average interest rate of approximately 6.6%. Our revolving credit facility converts into a three-year term loan on May 1, 2002. Our debt was incurred primarily to fund our capital expenditure program and working capital requirements.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

   Our common stock is traded on the New York Stock Exchange under the symbol "UNT." The following table sets forth the high and low sale prices per share of our common stock, as reported in the New York Stock Exchange composite transactions, for the periods indicated:

                                                                    High   Low
                                                                   ------ -----
     1997
       First Quarter.............................................. $12.25 $7.50
       Second Quarter.............................................  11.87  7.87
       Third Quarter..............................................  15.37  9.62
       Fourth Quarter.............................................  15.81  8.44
     1998
       First Quarter.............................................. $ 9.81 $6.44
       Second Quarter.............................................   9.87  5.50
       Third Quarter..............................................   6.31  3.75
       Fourth Quarter.............................................   6.94  3.62
     1999
       First Quarter.............................................. $ 7.00 $3.50
       Second Quarter.............................................   8.25  4.87
       Third Quarter (through September 23, 1999).................   9.00  7.37

   On September 23, 1999, the last reported sales price of the common stock on the New York Stock Exchange was $7.625 per share. Most of our shareholders maintain their shares in "street name" accounts and are not, individually, shareholders of record. As of August 30, 1999, the common stock was held by 2,450 holders of record.

   We have not declared or paid any cash dividends on shares of our common stock since organization and currently intend to continue our policy of retaining earnings from our operations. We are prohibited, by certain loan agreement provisions, from declaring and paying dividends (other than stock dividends) during any fiscal year in excess of 25% of our consolidated net income of the preceding fiscal year, and only if working capital provided from operations during the prior year is equal to or greater than 175% of current maturities of long-term debt at the end of the prior year.

                                 CAPITALIZATION

   The following table sets forth at June 30, 1999:

  . our historical capitalization; and

  . our as adjusted capitalization after giving effect to
    (i) the completion of the Parker Acquisition,
    (ii) the completion of this offering, and
    (iii) the application of the net proceeds from this offering as set forth in "Use of Proceeds."

   This table should be read along with our consolidated financial statements and related notes included elsewhere in this prospectus supplement.

                                                            June 30, 1999
                                                        ----------------------
                                                        Historical As Adjusted
                                                        ---------- -----------
                                                            (in thousands)
Current portion of long-term debt......................  $  1,000   $  1,000
                                                         ========   ========
Long-term debt:
 Bank revolving credit facility........................  $ 69,900   $ 59,700
 Other long-term debt..................................     3,000      3,000
                                                         --------   --------
  Total long-term debt.................................    72,900     62,700
                                                         --------   --------
Shareholders' equity:
 Common stock, $.20 par value, 40,000,000 shares
  authorized, 25,740,160
  shares issued and outstanding; 33,740,160 shares
  issued and
  outstanding, as adjusted (1) ........................     5,148      6,748(2)
 Capital in excess of par value........................    82,867    139,667(2)
 Retained earnings.....................................    21,973     21,973
                                                         --------   --------
  Total shareholders' equity...........................   109,988    168,388
                                                         --------   --------
  Total capitalization.................................  $182,888   $231,088
                                                         ========   ========

--------
(1) Does not include 844,000 and 735,100 shares of common stock reserved for issuance upon exercise of outstanding options as of June 30, 1999 and the date of this prospectus supplement, respectively.

(2) Reflects the issuance of (i) 7,000,000 shares of common stock by us at a public offering price of $7.625 per share, resulting in net proceeds of $50.2 million, of which $1.4 million (equal to the par value of the shares issued) is reflected in common stock and $48.8 million is reflected in capital in excess of par value and (ii) 1,000,000 shares of common stock in connection with the Parker Acquisition valued as of the date of the asset purchase agreement, of which $200,000 (equal to the par value of the shares issued) is reflected in common stock and $8.0 million is reflected in capital in excess of par value.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected consolidated financial data presented below is derived from our consolidated financial statements. The selected financial information presented below for the six month periods ended June 30, 1998 and 1999 is derived from our unaudited consolidated financial statements and includes, in the opinion of management, all normal and recurring adjustments necessary to present fairly the data for such periods. This information should be read along with the consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement. The selected consolidated financial data provided below is not necessarily indicative of the future results of operations or financial performance of Unit.

                                                                                  Six Months
                                    Year Ended December 31,                     Ended June 30,
                          ------------------------------------------------  ----------------------
                            1994      1995      1996      1997      1998       1998        1999
                          --------  --------  --------  --------  --------  ----------- ----------
                                                                            (unaudited) (unaudited)
                                       (in thousands, except per share amounts)
Statement of Operations
 Data:
Revenues:
 Contract drilling......  $ 16,952  $ 20,211  $ 28,819  $ 46,199  $ 53,528   $ 30,383    $ 22,370
 Oil and natural gas....    26,001    31,187    43,013    45,581    39,703     19,759      16,436
 Other..................       942     1,676       238        84       106        161         370
                          --------  --------  --------  --------  --------   --------    --------
   Total revenues.......    43,895    53,074    72,070    91,864    93,337     50,303      39,176
                          --------  --------  --------  --------  --------   --------    --------
Expenses:
 Contract drilling:
 Operating costs........    14,909    18,041    24,259    36,419    43,729     24,540      20,252
 Depreciation...........     2,030     2,596     2,944     4,216     5,766      2,874       2,811
 Oil and natural gas:
 Operating costs........     8,799    12,003    13,409    13,201    14,328      7,276       6,595
 Depreciation,
  depletion
  and amortization......     8,281    10,223    10,807    12,625    16,069      7,531       7,943
 General and
  administrative........     3,574     3,893     4,122     4,621     4,891      2,507       2,474
 Interest...............     1,654     3,235     3,162     2,921     4,815      2,359       2,432
                          --------  --------  --------  --------  --------   --------    --------
   Total expenses.......    39,247    49,991    58,703    74,003    89,598     47,087      42,507
                          --------  --------  --------  --------  --------   --------    --------
Income (loss) before
 income taxes...........     4,648     3,083    13,367    17,861     3,739      3,216      (3,331)
                          --------  --------  --------  --------  --------   --------    --------
   Total income taxes
    (benefit)...........        20      (668)    5,034     6,737     1,493      1,256      (1,183)
                          --------  --------  --------  --------  --------   --------    --------
Income (loss) from
 continuing operations..     4,628     3,751     8,333    11,124     2,246      1,960      (2,148)
                          --------  --------  --------  --------  --------   --------    --------
Discontinued operations:
 Income (loss) from
  operations of
  discontinued
  operations (net of
  income tax benefit of
  $69 in 1995)..........       166      (112)       --        --        --         --          --
 Gain from sale of
  discontinued
  operations (net of
  income taxes of $221
  in 1995)..............        --       360        --        --        --         --          --
                          --------  --------  --------  --------  --------   --------    --------
   Income from
    discontinued
    operations..........       166       248        --        --        --         --          --
                          --------  --------  --------  --------  --------   --------    --------
Net income (loss).......  $  4,794  $  3,999  $  8,333  $ 11,124  $  2,246   $  1,960    $ (2,148)
                          ========  ========  ========  ========  ========   ========    ========
Net income (loss) per
 common share:
 Continuing operations:
 Basic..................  $    .22  $    .18  $    .37  $    .46  $    .09   $    .08    $   (.08)
                          ========  ========  ========  ========  ========   ========    ========
 Diluted................  $    .22  $    .18  $    .37  $    .45  $    .09   $    .08    $   (.08)
                          ========  ========  ========  ========  ========   ========    ========
 Net income (loss):
 Basic..................  $    .23  $    .19  $    .37  $    .46  $    .09   $    .08    $   (.08)
                          ========  ========  ========  ========  ========   ========    ========
 Diluted................  $    .23  $    .19  $    .37  $    .45  $    .09   $    .08    $   (.08)
                          ========  ========  ========  ========  ========   ========    ========
Statement of Cash Flows
 Data:
Cash from (used by):
 Operating activities...  $ 13,093  $ 10,975  $ 20,644  $ 34,350  $ 33,513   $ 21,612    $ 11,571
 Investing activities...   (26,007)  (15,652)  (32,887)  (43,026)  (52,783)   (34,222)    (11,499)
 Financing activities...    11,840     2,570    12,236     8,587    19,258     12,746         (63)
Other Financial Data:
EBITDA (1)..............  $ 17,062  $ 19,438  $ 30,608  $ 37,981  $ 30,740   $ 16,144    $ 10,010
Capital expenditures....    28,227    20,634    34,111    45,115    53,654     34,567      12,144
Cash flow (2)...........    14,694    15,752    27,471    35,342    26,364     13,947       7,659

                                      As of December 31,                  As of June 30,
                         -------------------------------------------- ----------------------
                           1994     1995     1996     1997     1998      1998        1999
                         -------- -------- -------- -------- -------- ----------- ----------
                                                                      (unaudited) (unaudited)
                                                   (in thousands)
Balance Sheet Data:
 Working capital........ $  1,911 $  2,919 $  7,446 $  6,319 $  1,553  $     65    $    136
 Property, plant and
  equipment, net........   90,505   96,019  117,706  169,974  197,160   191,009     195,931
 Total assets...........  103,933  110,922  137,993  202,497  223,064   219,681     220,425
 Long-term debt.........   37,300   41,100   40,600   54,100   72,900    66,400      72,900
 Shareholders' equity...   52,607   56,606   78,210  108,865  111,290   111,104     109,988

--------
(1) EBITDA represents earnings before interest, income taxes, depreciation, depletion and amortization. EBITDA is included as a supplemental disclosure because it is a financial measure commonly used in our industry. EBITDA, however, should not be considered in isolation or as a substitute for net income, cash flow from operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity.

(2) Cash flow represents cash flow from operating activities prior to changes in operating assets and liabilities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  Financial Condition

   Unit's bank loan agreement provides for a total loan facility of $100 million, with a current available borrowing value of $85 million. The available borrowing value under the revolving credit facility is subject to a semi-annual redetermination, each April 1 and October 1, calculated as the sum of a percentage of the discounted future value of our oil and natural gas reserves, as determined by the banks, plus the greater of (i) 50 percent of the appraised value of our contract drilling rigs or (ii) two times the previous 12 months cash flow from the contract drilling rigs, limited in either case to $20 million. The revolving credit facility terminates on May 1, 2002 with a three year term loan thereafter. At June 30, 1999, borrowings under our credit agreement totaled $69.9 million. The average bank debt interest rate in the second quarter of 1999 was 6.4 percent compared to the average interest rate of
7.0 percent in the second quarter of 1998. A facility fee of .375 of 1 percent is charged for any unused portion of the available borrowing value.

   Unit's shareholders' equity at June 30, 1999, was $110.0 million resulting in a ratio of long-term debt-to-total capitalization of 40 percent. Our primary source of liquidity and capital resources in the near and long-term will consist of cash flow from operating activities, available borrowings under our credit agreement and proceeds from this offering. At June 30, 1999 and December 31, 1998, Unit had working capital of $136,000 and $1.6 million, respectively. Net cash provided by operating activities for the first six months of 1999 was $11.6 million as compared to $21.6 million for the first six months of 1998. During the first six months of 1998 net cash provided by operations contained a $5.2 million dollar reduction in accounts receivable while the 1999 net cash provided by operations was negatively effected by lower net income due to lower natural gas prices, lower contract drilling utilization and dayrates.

   During the first six months of 1999, we had capital additions of $9.9 million of which approximately 74 percent was for oil and natural gas exploration and development drilling while the remainder was used in our contract drilling operations. Due to lower natural gas prices, we slowed our development drilling during the first six months of 1999. Depending, in part, on commodity pricing, we anticipate we will spend approximately $20 million on our oil and natural gas capital expenditure program in 1999 and approximately $5.0 million on our current contract drilling fleet. These expenditures are anticipated to be within the constraints of available cash to be provided by our operating activities and our credit agreement. Since a large portion of our capital expenditures are discretionary and directed toward increasing reserves and future growth, current operations are not dependent on our ability to obtain funds outside of the credit agreement.

   On August 12, 1999, we entered into a definitive agreement with Parker Drilling Company, a Tulsa Oklahoma based contract drilling company, to purchase 13 drilling rigs and certain related equipment and yards for $40.0 million in cash and 1,000,000 shares of common stock. The 13 rigs are electric "SCR" deep drilling rigs, with power ratings from 1,000 to 4,000 horsepower and drilling depth capabilities from 16,000 to in excess of 30,000 feet. Seven of the rigs are currently under contract with various operators and located in the Rocky Mountains. Three of the remaining rigs are located in South Louisiana and three are located in South Texas. The acquisition will open new market areas for our contract drilling segment and increase our rig fleet to 47 rigs. Closing of this purchase is subject to several conditions, including securing any required governmental approvals and financing for the cash portion of the purchase price.

   On November 20, 1997, we acquired Hickman Drilling Company pursuant to an Agreement and Plan of Merger entered into by and between us, Hickman Drilling Company and all of the holders of the outstanding capital stock of Hickman Drilling Company. As part of this acquisition, the former shareholders of Hickman hold, as of June 30, 1999, promissory notes in the aggregate principal amount of $4,000,000. These notes are payable in equal annual installments on January 2, 2000 through January 2, 2003. The notes bear interest at the Chase Prime Rate which at December 31, 1998 and June 30, 1999, was 7.75 percent.

   Due to a settlement agreement which terminated at December 31, 1997, we have a liability of $1.3 million at June 30, 1999, representing proceeds received from a natural gas purchaser as prepayment for natural gas. The $1.3 million is payable in equal annual payments from June 1, 2000 to June 1, 2002.

   The average spot market natural gas prices we received during the first six months of 1999 was $1.69 per Mcf, $.25 per Mcf less than during the same period in 1998. The average oil price we received during the first six months of 1999 was $13.62 per barrel, $.16 per barrel less than the average received in 1998. Prices for natural gas are influenced by weather conditions and supply imbalances, particularly in the domestic market, and by world wide oil price levels. Domestic oil price levels continue to be primarily influenced by world market developments. Since natural gas comprises approximately 89 percent of our reserves, large drops in spot market natural gas prices have a significant adverse effect on the value of our reserves and further price declines could also cause us to reduce the carrying value of its oil and natural gas properties. Such decreases, if sustained, would also adversely effect our future cash flow due to reduced oil and natural gas revenues and, if continued over an extended period, would adversely impact the demand for our contract drilling rigs. Declines in natural gas and oil prices could also adversely effect the semi-annual determination of the loan value under our credit agreement since this determination is calculated on the value of our oil and natural gas reserves and our drilling rigs. Any such reduction would reduce the amount available to us under our credit agreement which, in turn, would impact our ability to carry out our capital projects.

   Our ability to utilize our drilling rigs at any given time is dependent on a number of factors, including but not limited to, competition from other contractors, the price of both oil and natural gas, the availability of labor and our ability to supply the type of equipment required. We expect these factors will continue to influence our rig utilization throughout 1999 and into 2000.

   In the third quarter of 1994, the board of directors authorized us to purchase up to 1,000,000 shares of our outstanding common stock on the open market. Since that time, 160,100 shares have been repurchased at prices ranging from $2.50 to $9.69 per share. In the first quarter of 1999 and 1998, 25,000 and 19,863 of the purchased shares, respectively, were used as our matching contribution to its 401(k) Employee Thrift Plan. At December 31, 1998, 25,000 treasury shares were held by us and at June 30, 1999, no such shares were held.

  Year 2000 Statement

   We have initiated a comprehensive assessment of our information technology ("IT") and non-information technology ("non-IT") systems to try and ensure that these systems will be Year 2000 compliant. The Year 2000 problem exists because many existing computer programs use only the last two digits to define the year. Therefore, these computer programs do not recognize years that begin with a "20" and assume that all years begin with a "19". If not corrected many computer applications could fail or create erroneous results which could cause disruption of operations not only for us but also for our customers and suppliers, so we have also initiated an assessment of our customers' and suppliers' efforts to become Year 2000 compliant.

   Evaluation of our IT systems began in house during 1997. Our IT systems consist mainly of office computers, related computer programs and management financial information software. We believe substantially all of our hardware is Year 2000 compliant and during the first week in April 1999, we converted our related computer programs, software and data base on the AS400 computer system making it Year 2000 compliant. We spent approximately $130,000 bringing our systems compliant by the end of the second quarter of 1999.

   Our non-IT systems consist of office equipment and other systems associated with our oil and natural gas properties and our drilling rigs. We began assessing these non-IT systems and the associated cost during the fourth quarter of 1998. Currently, we anticipate that the cost and replacement of any such equipment due to the ongoing assessment will be minimal and that the assessment will be completed prior to December 31, 1999.

   During the third quarter of 1998, we issued questionnaires to our key suppliers and customers to assess their preparedness for Year 2000. We received responses from 41 percent of these entities. During the first quarter of 1999, we issued second request questionnaires to those key suppliers and customers who did not respond to the questionnaires issued during the third quarter of 1998. At August 30, 1999, we had received responses from 68 percent of the entities targeted in the two questionnaires. Approximately 90 percent of the responses we have received indicated the entities were aware of and are in the process of resolving their Year 2000 issues.

   As noted, we currently believe that nearly all of our internal systems and equipment are Year 2000 compliant at the end of the second quarter of 1999 and the associated costs have not had a material adverse effect on our results of operations and financial condition. However, the failure to properly assess or timely remediate a material Year 2000 problem could result in a disruption in our normal business activities or operations. Such failures, depending on the extent and nature, could materially and adversely effect our operations and financial condition. As a result, we will continue to evaluate our Year 2000 exposure, both internally and externally. Since a portion of the overall evaluation of our Year 2000 readiness will, of necessity, be based on the information to be supplied by, and the readiness of, our key suppliers and customers, we cannot currently determine the impact, if any, such third parties will have on our Year 2000 exposure. As noted, we intend to evaluate this information as, if and when it is made available to us. The failure by key third parties to correct their Year 2000 problems could adversely affect Unit. We intend to develop contingency plans as appropriate to minimize disruption in our normal business activities or operations if it is determined there is a significant Year 2000 risk. These plans might include the use of alternative service providers or product suppliers. Currently, we do not have any contingency plans in place based on our Year 2000 assessments completed to date.

   Our assessment of our Year 2000 issues involve many assumptions. Our assumptions might prove to be inaccurate, and actual results could differ significantly from the assumptions. In addition, third party representations or certifications as to Year 2000 compliance might prove to be inaccurate. We have not retained any experts or advisors to independently verify our Year 2000 compliance or the Year 2000 compliance of our key customers and suppliers.

  Results of Operations

 Six Months 1999 versus Six Months 1998

   We had a net loss for the first six months of 1999 of $2,148,000 as compared to net income of $1,960,000 for the first six months of 1998. Declines in natural gas prices, oil and natural gas production, contract drilling dayrates and rig utilization all contributed to the net loss and were partially offset by a $315,000 gain from insurance proceeds received as a result of tornado damage as discussed below.

   Oil and natural gas revenues decreased 17 percent in the first six months of 1999 as compared to the first six months of 1998. Oil and natural gas production decreased 20 and two percent, respectively, between the comparative periods, while average oil and natural gas prices received by us decreased one and 15 percent, respectively. Natural gas production was lower due to reduced natural gas reserve replacement as we reduced our development drilling program in response to declining natural gas prices while oil production has declined due to our focus on replacing natural gas reserves as opposed to oil reserves over the past several years.

   Oil and natural gas operating margins (revenues less operating costs) declined from 63 percent in the first six months of 1998 to 60 percent in the first six months of 1999 due to lower natural gas and oil prices and production in 1999. Total operating costs decreased nine percent. Depreciation, depletion and amortization ("DD&A") increased five percent between the comparative periods due to an increase in our average DD&A rate per Mcfe from $.81 in the first six months of 1998 to $.89 for the first six months of 1999.

   Contract drilling revenues decreased 26 percent for the comparative six month periods as rig utilization decreased from an average of 25.3 rigs operating in the first six months of 1998 to 19.5 rigs in the first six months of 1999 and dayrates on daywork contracts dropped 10 percent. Contract drilling operating margins (revenue less operating costs) dropped from 19 percent to nine percent between the comparative periods.

   General and administrative expense decreased one percent during the comparative six month periods. Interest expense increased three percent due to a 22 percent increase in the average long-term debt outstanding in the first six months of 1999 compared to the first six months of 1998. The average interest rate incurred by us decreased from 7.5 percent to 6.5 percent.

   On May 3, 1999, our contract drilling offices in Moore, Oklahoma were struck by a tornado destroying two of our buildings and damaging various vehicles and drilling equipment. In May 1999, we received $500,000 of insurance proceeds related to the destruction of the buildings and, as a result, in the second quarter of 1999 recognized a gain of $315,000 recorded as part of other revenues. Other claims relating to the contents of the two buildings and damaged equipment and damage removal covered under other insurance policies are in the process of being filed. At this time, the proceeds we may receive are not determinable under the additional claims, but we do not expect any financial loss to be incurred from these claims.

 1998 versus 1997

   Net income for 1998 was $2,246,000, compared with $11,124,000 in 1997.
Increases in the number of rigs utilized and increased natural gas production were more than offset by substantial decreases in the average price received for both oil and natural gas and to a lesser extent from reduced oil production and contract drilling rates.

   Oil and natural gas revenues decreased 13 percent in 1998 due to a 21 percent and 33 percent decrease in average natural gas and oil prices received, respectively along with a 10 percent reduction in oil production. These decreases were partially offset by a 19 percent increase in natural gas production. Oil production declined from 1997 levels due to our emphasis over the past three years in drilling development wells which focused on replacing and increasing natural gas reserves. Average natural gas spot market prices received by us decreased 20 percent. The natural gas previously subject to a settlement agreement, which ended at December 31, 1997 and contained provisions for prices higher than current spot market prices, is now being sold at spot market prices consistent with the rest of the natural gas sold by us. The impact of higher prices received under the settlement agreement increased pre-tax income by approximately $540,000 in 1997.

   In 1998, revenues from contract drilling operations increased by 16 percent as average rig utilization increased from 20.0 rigs operating in 1997 to 22.9 rigs operating in 1998. Daywork revenues per rig per day decreased three percent between the comparative years. During the first three quarters of 1998, our monthly rig utilization consistently remained at or above 23 rigs with daywork revenue per rig per day declining by eight percent from the January 1998 rate. In the fourth quarter utilization dropped 27 percent from the previous quarter and dayrates decreased another six percent. Total daywork revenues represented 64 percent of total drilling revenues in 1998 and 72 percent in 1997. Turnkey and footage contracts typically provide for higher revenues since a greater portion of the expense of drilling the well is born by the drilling contractor.

   Operating margins (revenues less operating costs) for our natural gas and oil operations were 64 percent in 1998 compared to 71 percent in 1997. Decreased operating margins resulted primarily from the decrease in average natural gas and oil prices received by us between the two years. Total operating costs were nine percent higher in 1998 compared to 1997 as we continue to add producing properties.

   Operating margins for contract drilling decreased from 21 percent in 1997 to 18 percent in 1998. Margins in 1998 were lower primarily due to decreases in both daily rig rates and rig utilization in the fourth quarter of 1998. Total operating costs for contract drilling were up 20 percent in 1998 versus 1997 due to increased drilling rig utilization and costs associated with the November 1997 Hickman Acquisition.

   Contract drilling depreciation increased 37 percent in response to increased rig utilization and additional drilling capital expenditures throughout 1997 and 1998. Depreciation, depletion and amortization ("DD&A") of oil and natural gas properties increased 27 percent as we increased our equivalent barrels of production by 14 percent and our average DD&A rate per Mcfe increased 11 percent to $.83 in 1998.

   General and administrative expenses increased six percent as certain employee costs increased. Interest expense increased 65 percent as our average outstanding debt increased 65 percent during 1998. The average interest rate decreased from 7.28 percent in 1997 to 7.11 percent in 1998.

 1997 versus 1996

   Net income for 1997 was $11,124,000, compared with $8,333,000 in 1996.
Increases in rig utilization, contract drilling day rates, average natural gas prices received and natural gas production from new wells drilled during the year all combined to produce the increase in 1997 net income.

   Oil and natural gas revenues increased six percent in 1997 due to a six percent and 10 percent increase in natural gas production and average natural gas prices received, respectively. These increases were partially offset by a 15 percent decline in oil production and a six percent decrease in average oil prices received by us in 1997. Oil production declined from 1996 levels due to our emphasis over the past two years in drilling development wells which focused on replacing and increasing natural gas reserves. Average natural gas spot market prices received by us increased 11 percent while volumes produced from certain wells included under a settlement agreement, which ended at December 31, 1997 and contained provisions for prices higher than current spot market prices, dropped seven percent. The impact of higher prices received under the settlement agreement increased pre-tax income by approximately $540,000 and $650,000 in 1997 and 1996, respectively.

   In 1997, revenues from contract drilling operations increased by 60 percent as average rig utilization increased from 14.7 rigs operating in 1996 to 20.0 rigs operating in 1997, and daywork revenues per rig per day increased 22 percent. During the first three quarters of 1997, our monthly rig utilization consistently remained above 18 rigs with daywork revenue per rig per day steadily climbing by 15 percent. In October utilization dropped slightly below 18 rigs before we acquired nine rigs through the Hickman Acquisition in late November 1997 and another rig in December 1997, raising our rig count to 34 rigs and our utilization in December to 26.2 rigs. Daywork revenue per rig per day continued to rise in the fourth quarter, but our average dayrate declined nine percent in December compared to November since the acquired rigs, due to their depth capabilities, earned lower dayrates. Total daywork revenues represented 72 percent of total drilling revenues in 1997 and 68 percent in 1996. Turnkey and footage contracts typically provide for higher revenues since a greater portion of the expense of drilling the well is born by the drilling contractor.

   Operating margins (revenues less operating costs) for our natural gas and oil operations were 71 percent in 1997 compared to 69 percent in 1996. Increased operating margins resulted primarily from the increase in natural gas production and the increase in natural gas prices received by us between the two years. Total operating costs were two percent lower in 1997 compared to 1996.

   Operating margins for contract drilling increased from 16 percent in 1996 to 21 percent in 1997. Margins in 1997 improved due to increases in daily rig rates and utilization. Total operating costs for contract drilling were up 50 percent in 1997 versus 1996 due to increased drilling rig utilization.

   Contract drilling depreciation increased 43 percent in response to increased rig utilization and additional drilling capital expenditures throughout 1997. Depreciation, depletion and amortization ("DD&A") of oil and natural gas properties increased 17 percent as we increased our equivalent Mcf of production by two percent and our average DD&A rate per Mcfe increased 15 percent to $.75 in 1997.

   General and administrative expenses increased 12 percent as certain employee costs and outside services increased. Interest expense decreased eight percent as the average interest rate on our outstanding bank debt decreased from 7.69 percent in 1996 to 7.27 percent in 1997. Average bank debt also decreased four percent during 1997.

   Prior to 1996, our effective income tax rate was significantly impacted by our net operating loss carry forwards. As of December 31, 1995, our net operating loss and statutory depletion carry forwards were fully recognized for financial reporting purposes; therefore, our effective income rate in 1996 and 1997 increased to approximately the statutory rate.

                              PENDING ACQUISITION

   In August 1999, we entered into a definitive asset purchase agreement with Parker Drilling Company and one of its wholly owned subsidiaries to acquire substantially all of Parker's onshore lower 48 United States drilling rigs which consists of the following 13 high performance SCR drilling rigs as well as certain related equipment:

                                                                    Approximate
                                                                       Depth
                                                                    Capabilities
     Rig Type                                                          (feet)
     --------                                                       ------------
     Ideco E-3000..................................................    30,000
     OIME E-3000...................................................    30,000
     OIME E-3000...................................................    30,000
     OIME E-3000...................................................    30,000
     OIME E-3000...................................................    30,000
     OIME E-4000...................................................    40,000
     OIME E-2000...................................................    20,000
     Continental Emsco D-3 E.......................................    16,000
     Continental Emsco C-1 E.......................................    20,000
     Continental Emsco D-3 E.......................................    16,000
     Continental Emsco C-1 E.......................................    20,000
     Continental Emsco C-1 E.......................................    20,000
     OIME E-2000...................................................    25,000

   We believe these rigs offer superior control and efficiency, particularly in deep, directional and horizontal applications.

   The purchase price for the Parker Acquisition is $40 million in cash and 1,000,000 shares of our common stock. The asset purchase agreement contains certain conditions precedent to closing, including that we obtain all required governmental consents. We expect to use a substantial portion of the net proceeds of this offering to pay the cash portion of the purchase price payable in the Parker Acquisition. See "Use of Proceeds." This acquisition is expected to close shortly after the closing of this offering. If it is not closed by October 31, 1999 either party may terminate it. While we are not currently aware of any condition that will not be met, we cannot assure you that this acquisition will close.

   Of the thirteen drilling rigs being acquired from Parker, seven are located in the Rocky Mountain region (primarily Wyoming and Utah), three are located in Texas and three are located in Louisiana. The rigs located in the Rocky Mountain region are all currently operating under drilling contracts, while the other rigs are idle.

   We anticipate that the acquisition of these rigs will expand our market penetration for contract drilling services in at least two respects. First, we will be involved in the Rocky Mountain region for the first time and we will substantially expand our Gulf Coast capabilities. Second, most of the rigs that we will acquire are capable of drilling to greater depths than the majority of our current rigs.

   We expect to employ substantially all of Parker's personnel who have been involved in the operation of these rigs. Thus, we believe that we will also benefit from the addition of a number of experienced personnel for our drilling operations.

                                    BUSINESS

  Overview

   We are engaged in the land contract drilling of natural gas and oil wells and the exploration, development, acquisition and production of natural gas and oil properties. The majority of our contract drilling and exploration and production activities are oriented toward drilling for and producing natural gas. We estimate that over 90% of our wells drilled for third parties over the past three years were natural gas prospects and, as of December 31, 1998, 89% of our reserves were natural gas. We were founded in 1963 as a contract drilling company and our current contract drilling operations are focused primarily in the natural gas producing provinces of the Oklahoma and Texas areas of the Anadarko and Arkoma Basins. Our primary exploration and production operations are also conducted in the Anadarko and Arkoma Basins. In 1994, we commenced contract drilling operations in the Texas Gulf Coast area and in 1995 we commenced oil and gas operations in that region.

   Our principal office is located at 1000 Kensington Tower I, 7130 South Lewis, Tulsa, Oklahoma, 74136, and our telephone number is (918) 493-7700.

  Land Contract Drilling Operations

   We drill onshore oil and natural gas wells for a wide range of customers through our wholly owned subsidiary, Unit Drilling Company. A land drilling rig consists, in part, of engines, drawworks or hoists, derrick or mast, substructure, pumps to circulate the drilling fluid, blowout preventers and drill pipe. We conduct an active maintenance and replacement program under which components are upgraded on an individual basis. Over the life of a typical rig, due to the normal wear and tear of operating 24 hours a day, several of the major components, such as engines, mud pumps and drill pipe, are replaced or rebuilt on a periodic basis as required, while other components, such as the substructure, mast and drawworks, can be utilized for extended periods of time with proper maintenance. We also own additional equipment used in the operation of our rigs, including large air compressors, trucks and other support equipment.

   On November 20, 1997, we acquired Hickman Drilling Company pursuant to a merger in which all of the holders of the outstanding capital stock of Hickman Drilling received, in aggregate, 1,300,000 shares of our common stock and promissory notes in the aggregate principal amount of $5,000,000, payable in five equal annual installments commencing January 2, 1999. The acquisition included nine land contract drilling rigs with depth capacities ranging from 9,500 to 17,000 feet, spare drilling equipment and approximately $2.1 million in working capital. As part of the acquisition, we retained Hickman Drilling Company's Woodward, Oklahoma corporate office as a regional office for our contract drilling operations.

   In December 1997, we also purchased a Mid-Continent U-36A, 650 horsepower rig with a 13,000 foot depth capacity and spare components from two additional rigs for $1,000,000, of which $200,000 was paid at closing and the balance is to be paid over a period ending no later than three years.

   With these acquisitions our drilling rig fleet expanded to 34 rigs with depth capacities ranging from 7,000 to 25,000 feet. At August 30, 1999, 30 of our rigs were located in the Anadarko and Arkoma Basins of Oklahoma and Texas while four of our larger horsepower rigs were located in South Texas. In the Anadarko and Arkoma Basins, we primarily focus on the utilization of our medium depth rigs which have a depth range of 8,000 to 14,000 feet. These medium depth rigs are suited to the contract drilling currently undertaken by operators in these two basins.

   At present, we do not have a shortage of drilling rig related equipment. During 1996 and through 1997, we increased our drill pipe acquisitions since certain grades of drill pipe were in high demand due to increased rig utilization. However, at any given time, our ability to utilize our full complement of drilling rigs is dependent upon the availability of qualified labor, drilling supplies and equipment as well as demand. Should industry conditions improve rapidly, there is no assurance that sufficient supplies of drill pipe, other drilling equipment and qualified labor will be readily available, not only within Unit, but in the industry as a whole.

   The following table sets forth, for each of the periods indicated, certain data concerning our contract drilling operations:

                                                                     Six Months
                                   Year Ended December 31,             Ended
                              --------------------------------------  June 30,
                               1994   1995   1996   1997       1998     1999
                              ------ ------ ------ ------     ------ ----------
Number of operational rigs
 at period end..............      25     22     24     34 (1)     34       34
Average number of rigs owned
 during period..............      25     25   22.7   25.1         34       34
Average number of rigs
 utilized (2)...............     9.5   10.9   14.7   20.0       22.9     19.5
Utilization rate (2)........     38%    44%    65%    80%        67%      57%
Number of wells drilled.....      95    111    130    167        198       88
Average revenue per day
 (3)........................  $4,894 $5,081 $5,351 $6,309     $6,394   $6,352
Total footage drilled (feet
 in thousands)..............   1,027  1,196  1,468  1,736      2,203      905

--------
(1) Includes 10 rigs acquired in the fourth quarter of 1997.

(2) Utilization rates are based on a 365-day year and are calculated by dividing the average number of rigs utilized by the average number of rigs owned during the period, including stacked rigs. A rig is considered utilized when it is operating or being moved, assembled or dismantled under contract.

(3) Represents total revenues from contract drilling operations divided by the number of days rigs were being utilized for the period.

   The following table sets forth, as of August 31, 1999, the type and approximate depth capability of each of our drilling rigs:

                                                                            Approximate
                                                                               Depth
                                                                             Capability
       Rig Number                       Type                                   (feet)
       ----------                       ----                                -----------
          1                         U-15 Unit Rig                             11,000
          2                            BDW 650                                13,000
          3                            BDW 650                                13,500
          4                         U-15 Unit Rig                             11,000
          5                         U-15 Unit Rig                             11,000
          6                            BDW 800                                15,000
          7                         U-15 Unit Rig                             11,000
          8                      Gardner Denver 800                           15,000
          9                            BDW 800                                15,000
          10                          BDW 450T                                 9,500
          11                     Gardner Denver 700                           15,000
          12                           BDW 800                                15,000
          14                     Gardner Denver 700                           15,000
          15                     Mid-Continent 914-C                          20,000
          16                        U-15 Unit Rig                             11,000
          17                       Brewster N-75A                             15,000
          18                           BDW 650                                12,000
          19                     Gardner Denver 500                           12,000
          20                     Gardner Denver 700                           15,000
          21                     Gardner Denver 700                           15,000
          22                           BDW 800                                15,000
          23                     Gardner Denver 700                           15,000
          24                     Gardner Denver 700                           15,000
          25                     Gardner Denver 700                           15,000
          29                       Brewster N-75A                             15,000
          30                         BDW 1350-M                               20,000
          31                  SU-15 North Texas Machine                       12,000
          32                        Brewster N-75                             15,000
          34                       National 110-UE                            20,000
          35                   Continental Emsco C-1-E                        20,000
          36                    Gardner Denver 1500-E                         25,000
          37                    Mid-Continent 914-EC                          20,000
          38                    Mid-Continent 1220-E                          25,000
          39                           U-36-A                                 13,000

   During the past 15 years, our contract drilling services encountered significant competition due to depressed levels of activity in contract drilling. In the last six months of 1996 and throughout 1997 and the first three quarters of 1998, our drilling operation showed significant improvements in rig utilization. However, in late 1998 and through the first six months of 1999, we and the industry as a whole experienced a significant reduction in demand. Although we have started to experience an increase in demand during the third quarter of 1999, we anticipate that competition within the industry will, for the foreseeable future, continue to adversely affect us.

   Drilling Contracts. Most of our drilling contracts are obtained through competitive bidding. Generally, the contracts are for a single well with the terms and rates varying depending upon the nature and duration of the work, the equipment and services supplied and other matters. The contracts obligate us to pay certain operating expenses, including wages of drilling personnel, maintenance expenses and incidental rig supplies and equipment. Usually, the contracts are terminable by the customer on short notice upon payment of a fee. We generally indemnify our customers against certain types of claims by our employees and claims arising from surface pollution caused by spills of fuel, lubricants and other solvents within our control. Customers generally indemnify us against claims arising from other surface and subsurface pollution other than claims resulting from our gross negligence.

   The contracts may provide for compensation to us on a day rate, footage or turnkey basis, with additional compensation for special risks and unusual conditions. Under daywork contracts, we provide the drilling rig with the required personnel to the operator who supervises the drilling of the contracted well. Our compensation is based on a negotiated rate for each day the rig is utilized. Footage contracts usually require us to bear some of the drilling costs in addition to providing the rig. We are compensated on a rate per foot drilled basis upon completion of the well. Under turnkey contracts, we contract to drill a well to a specified depth and provide most of the equipment and services required. We bear the risk of drilling the well to the contract depth and are compensated when the contract provisions have been satisfied.

   Turnkey drilling operations, in particular, might result in losses if we underestimate the costs of drilling a well or if unforeseen events occur. To date, we have not experienced significant losses in performing turnkey contracts. For 1998, turnkey revenue represented approximately 15% of our contract drilling revenues while for the first six months of 1999 it represents 27%. Because the proportion of turnkey drilling is currently dictated by market conditions and the desires of customers using our services, we are unable to predict whether the portion of drilling conducted on a turnkey basis will increase or decrease in the future.

   Customers. During the fiscal year ended December 31, 1998, ten contract drilling customers accounted for approximately 24% of our total revenues. Approximately five percent of our total revenues were generated by drilling on oil and natural gas properties of which we were the operator (including properties owned by limited partnerships for which Unit acted as general partner). This drilling was pursuant to contracts containing terms and conditions comparable to those contained in our customary drilling contracts with non-affiliated operators.

  Exploration and Production Operations

   In 1979, we began to develop our exploration and production operations to diversify our source of revenues which, up to that time, were derived from our contract drilling. We develop, produce and sell oil and natural gas and acquire producing properties, through our wholly owned subsidiary, Unit Petroleum Company.

   As of December 31, 1998, we had 3,245 Mbbls and 161,318 MMcf of estimated proved oil and natural gas reserves. Our producing oil and natural gas interests, undeveloped leaseholds and related assets are located primarily in Oklahoma, Texas, Louisiana and New Mexico and to a lesser extent in Arkansas, North Dakota, Colorado, Montana, Alabama, Mississippi, Arkansas, Illinois, Nebraska and Canada. As of December 31, 1998, we had an interest in a total of 2,499 wells in the United States and served as the operator of 524 wells. We also had an interest in 64 wells located in Canada. Our technical staff generates the majority of our development and exploration prospects. When we are the operator of a property, we generally employ our own drilling rigs and our own engineering staff supervises the drilling operation.

   We intend to continue the growth in our oil and natural gas operations utilizing funds generated from operations and our bank revolving line of credit.

   Approximately 107 Bcfe (or 59%) of our proved reserves are located in the Anadarko Basin which is a geographic area encompassing Western Oklahoma and the Texas Panhandle. This basin is considered a mature gas producing field that is characterized by multiple producing horizons and long-lived reserves. Producing wells often have additional reserves "behind pipe" or additional zones with producing capabilities that are not completed initially in the well bore. These zones are categorized as proved developed non-producing, and require recompletion or work over activities to be performed in order to convert to proved producing and thereby increase the well's cash flow. A significant number of our properties are located on 640 acre producing units which in some cases may enable an additional well or wells, known as increased density or infill wells, to be drilled on the same acreage with out adversely effecting the existing production.

   Well and Leasehold Data. Our oil and natural gas exploration and development drilling activities and the number of wells in which we had an interest, which were producing or capable of producing, were as follows for the periods indicated:

                                Year Ended December 31,           Six Months
                         --------------------------------------     Ended
                             1996         1997         1998     June 30, 1999
                         ------------ ------------ ------------ --------------
                         Gross  Net   Gross  Net   Gross  Net   Gross    Net
                         ----- ------ ----- ------ ----- ------ --------------
Wells drilled:
Exploratory:
 Oil....................    --     --    --     --    --     --     --      --
 Natural gas............    --     --    --     --    --     --     --      --
 Dry....................    --     --    --     --     1    .26      1       1
                         ----- ------ ----- ------ ----- ------ ------ -------
  Total.................    --     --    --     --     1    .26      1       1
                         ===== ====== ===== ====== ===== ====== ====== =======
Development:
 Oil....................    10   8.35    10   4.84     4    .44     --      --
 Natural gas............    55  19.46    57  23.85    52  19.26     12    4.79
 Dry....................     7   4.26    15   9.27    21  10.62      3    1.27
                         ----- ------ ----- ------ ----- ------ ------ -------
  Total.................    72  32.07    82  37.96    77  30.32     15    6.06
                         ===== ====== ===== ====== ===== ====== ====== =======
                                   As of December 31,
                         --------------------------------------     As of
                             1996         1997         1998     June 30, 1999
                         ------------ ------------ ------------ --------------
                         Gross  Net   Gross  Net   Gross  Net   Gross    Net
                         ----- ------ ----- ------ ----- ------ --------------
Oil and natural gas
 wells producing or
 capable of producing:
 Oil--USA...............   717 197.71   684 197.67   726 196.64    726  196.64
 Oil--Canada............    --     --    --     --    --     --     --      --
 Gas--USA............... 1,530 242.09 1,545 260.40 1,773 286.73  1,793  294.55
 Gas--Canada............    64   1.60    64   1.60    64   1.60     64    1.60
                         ----- ------ ----- ------ ----- ------ ------ -------
  Total................. 2,311 441.40 2,293 459.67 2,563 484.97  2,583  492.79
                         ===== ====== ===== ====== ===== ====== ====== =======

   The following table summarizes our acreage as of the end of each of the years indicated:

                                                      Developed     Undeveloped
                                                       Acreage        Acreage
                                                   --------------- -------------
                                                    Gross    Net   Gross   Net
                                                   ------- ------- ------ ------
1998
USA............................................... 569,076 130,440 52,958 35,371
Canada............................................  39,040     976 22,763 22,763
                                                   ------- ------- ------ ------
  Total........................................... 608,116 131,416 75,721 58,134
                                                   ======= ======= ====== ======
1997
USA............................................... 432,824 118,926 37,844 26,116
Canada............................................  39,040     976 18,970 18,970
                                                   ------- ------- ------ ------
  Total........................................... 471,864 119,902 56,814 45,086
                                                   ======= ======= ====== ======
1996
USA............................................... 455,713 115,326 29,245 19,124
Canada............................................  39,040     976     --     --
                                                   ------- ------- ------ ------
  Total........................................... 494,753 116,302 29,245 19,124
                                                   ======= ======= ====== ======

   Price and Production Data. Our average sales price, oil and natural gas production volumes and average production cost per Mcfe of production for the periods indicated were as follows:

                                                                    Six Months
                                            Year Ended December 31,   Ended
                                            -----------------------  June 30,
                                             1996    1997    1998      1999
                                            ------- ------- ------- ----------
Average sales price per barrel of oil
 produced:
 USA....................................... $ 20.40 $ 19.19 $ 12.81  $ 13.62
 Canada....................................     N/A     N/A     N/A      N/A
Average sales price per Mcf of natural gas
 produced:
 USA....................................... $  2.21 $  2.43 $  1.90  $  1.64
 Canada.................................... $  1.18 $  0.93 $  1.46  $  1.69
Oil production (MBbls):
 USA.......................................     579     493     443      183
 Canada....................................      --      --      --       --
                                            ------- ------- -------  -------
  Total....................................     579     493     443      183
                                            ======= ======= =======  =======
Natural gas production (MMcf):
 USA.......................................  12,974  13,742  16,427    7,651
 Canada....................................      51      74      38       16
                                            ------- ------- -------  -------
  Total....................................  13,025  13,816  16,465    7,667
                                            ======= ======= =======  =======
Average production expense per Mcfe:
 USA....................................... $  0.68 $  0.64 $  0.61  $  0.59
 Canada.................................... $  0.27 $  0.33 $  0.54  $  0.62

   Reserves. The following table sets forth our estimated proved developed and undeveloped oil and natural gas reserves at the end of each of the years indicated:

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1996    1997    1998
                                                         ------- ------- -------
Oil (MBbls):
 USA....................................................   5,204   4,131   3,245
 Canada.................................................      --      --      --
                                                         ------- ------- -------
  Total.................................................   5,204   4,131   3,245
                                                         ======= ======= =======
Natural gas (MMcf):
 USA.................................................... 128,408 144,661 160,795
 Canada.................................................     753     723     523
                                                         ------- ------- -------
  Total................................................. 129,161 145,384 161,318
                                                         ======= ======= =======

   Marketing. The marketing of oil and gas production is subject to the availability of pipelines, crude oil hauling and other transportation, processing and refining facilities and the existence of adequate markets. Generally, our oil and gas production is located in areas where commercial production can be rapidly effectuated.

   Most of our natural gas production is sold on a monthly basis under short-term contracts at the "spot market" prices then currently available. Because none of our gas is committed to long-term fixed-price contracts, we are positioned to take advantage of rising prices for gas; however, we are also subject to price declines. Generally, our oil production is sold on a monthly basis at the posted prices then currently available. No purchaser of our natural gas or oil production during 1998 exceeded 10% of our revenues.

   We have previously engaged in oil and gas hedging activities and continue to consider various hedging arrangements to realize commodity prices which we deem favorable at the time we enter into these arrangements and to manage our exposure to price fluctuations. In the first quarter of 1999, we entered into natural gas swap transactions which covered approximately 20% of our daily natural gas production for the period from March 1, 1999 to June 30, 1999. We have recently entered into natural gas swap transactions covering approximately 25% of our daily natural gas production for the period from September 1, 1999 to October 31, 1999 at $2.52 per MMBtu.

  Competition

   All of our lines of business are highly competitive. Competition in land contract drilling traditionally involves such factors as price, efficiency, condition of equipment, availability of labor and equipment, reputation and customer relations. Some of our competitors in the land contract drilling business are substantially larger than we are and have appreciably greater financial and other resources. As a result of the decrease in demand for land contract drilling services over the past decade, a surplus of certain types of drilling rigs currently exists within the industry while inventories of certain components such as specific grades of drill pipe have been depleted from continued use. Accordingly, the competitive environment within which we operate is uncertain and extremely price oriented.

   Our oil and natural gas operations likewise encounter strong competition from major oil companies, independent operators, and others. Many of these competitors have appreciably greater financial, technical and other resources and are more experienced in the exploration for and production of oil and natural gas than we are.

  Governmental Regulations

   The production and sale of oil and natural gas is highly affected by various state and federal regulations. All states in which we conduct activities impose restrictions on the drilling, production, transportation and sale of oil and natural gas.

   Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and the sale in interstate commerce for resale of natural gas. The FERC's jurisdiction over interstate natural gas sales was substantially modified by the Natural Gas Policy Act, under which the FERC continued to regulate the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce. Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas. Because "first sales" include typical wellhead sales by producers, all natural gas produced from our natural gas properties is being sold at market prices, subject to the terms of any private contracts which may be in effect. The FERC's jurisdiction over natural gas transportation was not affected by the Decontrol Act.

   Our sales of natural gas are affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the FERC adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesale marketers of gas to the primary role of gas transporters. All gas marketing by the pipelines was required to be divested to a marketing affiliate, which operates separately from the transporter and in direct competition with all other merchants. As a result of the various omnibus rulemaking proceedings in the late 1980s and the individual pipeline restructuring proceedings of the early to mid-1990s, the interstate pipelines are now required to provide open and nondiscriminatory transportation and transportation-related services to all producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking service. Through similar orders affecting intrastate pipelines that provide similar interstate services, the FERC expanded the impact of open access regulations to intrastate commerce.

   More recently, the FERC has pursued other policy initiatives that have affected natural gas marketing. Most notable are (1) the large-scale divestiture of interstate pipeline-owned gas gathering facilities to affiliated or non-affiliated companies, (2) further development of rules governing the relationship of the pipelines with their marketing affiliates, (3) the publication of standards relating to the use of electronic bulletin boards and electronic data exchange by the pipelines to make available transportation information on a timely basis and to enable transactions to occur on a purely electronic basis, (4) further review of the role of the secondary market for released pipeline capacity and its relationship to open access service in the primary market and (5) development of policy and promulgation of orders pertaining to its authorization of market-based rates (rather than traditional cost-of-service based rates) for transportation or transportation-related services upon the pipeline's demonstration of lack of market control in the relevant service market. It remains to be seen what effect the FERC's other activities will have on the access to markets, the fostering of competition and the cost of doing business.

   As a result of these changes, sellers and buyers of gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counter parties. We believe these changes generally have improved the access to markets for natural gas while, at the same time, substantially increasing competition in the natural gas marketplace. We cannot predict what new or different regulations the FERC and other regulatory agencies may adopt, or what effect subsequent regulations may have on production and marketing of gas from our properties.

   In the past, Congress has been very active in the area of gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation and the promotion of competition in the gas industry. Thus, in addition to "first sale" deregulation, Congress also repealed incremental pricing requirements and gas use restraints previously applicable. There are other legislative proposals pending in the Federal and state legislatures which, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, these proposals might have on the production and marketing of gas by us. Similarly, and despite the trend toward federal deregulation of the natural gas industry, whether or to what extent that trend will continue, or what the ultimate effect will be on the production and marketing of gas by us, cannot be predicted.

   Our sales of oil and natural gas liquids are not regulated and are at market prices. The price received from the sale of these products is affected by the cost of transporting the products to market. Much of that transportation is through interstate common carrier pipelines. Effective as of January 1, 1995, the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. These regulations have generally been approved on judicial review. Every five years, the FERC will examine the relationship between the annual change in the applicable index and the actual cost changes experienced by the oil pipeline industry. The first such review is scheduled for the year 2000. We are not able to predict with certainty what effect, if any these relatively new federal regulations or the periodic review of the index by FERC will have on us.

   Federal, state, and local agencies have promulgated extensive rules and regulations applicable to our oil and natural gas exploration, production and related operations. Oklahoma, Texas and other states require permits for drilling operations, drilling bonds and the filing of reports concerning operations and impose other requirements relating to the exploration of oil and gas. Many states also have statutes or regulations addressing conservation matters including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from oil and gas wells and the regulation of spacing, plugging and abandonment of such wells. The statutes and regulations of some states limit the rate at which oil and gas can be produced from our properties. The federal and state regulatory burden on the oil and gas industry increases our cost of doing business and affects its profitability. Because these rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with those laws.

  Federal and State Environmental Regulation

   Our operations are subject to numerous federal and state laws and regulations regarding the control of contamination of the environment. These laws and regulations may require the acquisition of a permit before or after drilling commences, prohibit drilling activities on certain lands lying within wilderness areas or where pollution arises and impose substantial liabilities for pollution resulting from drilling operations, particularly operations in offshore waters or on submerged lands. These laws and regulations may substantially increase the costs of doing business and may prevent or delay the commencement or continuation of given operations. Compliance with these legislation and regulations, together with any penalties resulting from noncompliance therewith, will increase the cost of oil and natural gas drilling, development, production and processing.

   A past, present, or future release or threatened release of a hazardous substance into the air, water, or ground by us or as a result of disposal practices may subject us to liability under the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), the Resource Conservation Recovery Act ("RCRA"), the Clean Water Act, and/or similar state laws, and any regulations promulgated under these laws. Under CERCLA and similar laws, we may be fully liable for the cleanup costs of a release of hazardous substances even though we contributed to only part of the release. While liability under CERCLA and similar laws may be limited under certain circumstances, the limits are so high that the maximum liability would likely have a significant adverse effect on us. In certain circumstances, we may have liability for releases of hazardous substances by previous owners of our properties. CERCLA currently excludes petroleum from its definition of "hazardous substances." However, Congress may delete this exclusion for petroleum, in which case we would be required to manage the petroleum production and wastes from our exploration and production activities as CERCLA hazardous substances. In addition, RCRA classifies certain oil field wastes as "non-hazardous." Congress may delete this exemption for oilfield waste, in which case we would have to manage much of our oilfield waste as hazardous. Additionally, the discharge or substantial threat of a discharge of oil by us into United States waters or onto an adjoining shoreline may subject us to liability under the Oil Pollution Act of 1990 and similar state laws. While liability under the Oil

Pollution Act of 1990 is limited under certain circumstances, the maximum liability under those limits would still likely have a significant adverse effect on us.

   Violation of environmental legislation and regulations may result in the imposition of fines or civil or criminal penalties and, in certain circumstances, the entry of an order for the abatement of the conditions, or suspension of the activities, giving rise to the violation. We believe that we have complied with all orders and regulations applicable to our operations. However, in view of the many uncertainties with respect to the current controls, including their duration and possible modification, we cannot predict the overall effect of such controls on our operations. Similarly, we cannot predict what future environmental laws may be enacted or regulations may be promulgated and what, if any, impact they would have on our operations.

  Employees

   As of August 31, 1999, we had approximately 439 employees in our land contract drilling operations, 46 employees in our natural gas and oil operations and 43 in our general corporate area. Our employees are not represented by a union or labor organization, nor have our operations ever been interrupted by a strike or work stoppage. We consider relations with our employees to be satisfactory.

  Legal Proceedings

   We are a party to various legal proceedings arising in the normal course of our business, none of which, in our opinion, should result in judgments which would have a material adverse effect on us.

                                  MANAGEMENT

   The following table sets forth certain information concerning each director and executive officer of Unit:

    Name           Age Position
    ----           --- --------
 King P. Kirchner   71 Chairman of the Board, Chief Executive Officer and
                       Director
 John G. Nikkel     64 President, Chief Operating Officer and Director
 Earle Lamborn      65 Senior Vice President, Drilling and Director
 Philip M. Keeley   58 Senior Vice President, Exploration and Production
 Larry D. Pinkston  45 Vice President, Treasurer and Chief Financial Officer
 Mark E. Schell     42 General Counsel and Secretary
 J. Michael Adcock  50 Director
 William B. Morgan  55 Director
 Don Cook           74 Director
 John H. Williams   81 Director
 John S. Zink       70 Director

   King P. Kirchner, a co-founder of Unit, has been the Chairman of the Board and a director since 1963 and was President until November 1983. Mr. Kirchner is a Registered Professional Engineer within the State of Oklahoma, having received degrees in Mechanical Engineering from Oklahoma State University and in Petroleum Engineering from the University of Oklahoma.

   John G. Nikkel joined Unit in 1983 as its President and a director. From 1976 until January 1982 Mr. Nikkel was an officer and director of Cotton Petroleum Corporation, serving as the President of that company from 1979 until his departure. Prior to joining Cotton, Mr. Nikkel was employed by Amoco Production Company for 18 years, last serving as Division Geologist for Amoco's Denver Division. Mr. Nikkel received a Bachelor of Science degree in Geology and Mathematics from Texas Christian University.

   Earle Lamborn has been actively involved in the oil field for over 45 years, joining Unit's predecessor in 1952 prior to it becoming a publicly-held corporation. He was elected Vice President, Drilling in 1973 and to his current position as Senior Vice President and Director in 1979.

   Philip M. Keeley joined Unit in November 1983 as a Senior Vice President, Exploration and Production. From 1977 until 1982, Mr. Keeley was employed by Cotton Petroleum Corporation, serving first as Manager of Land and from 1979 as Vice President and a director. Before joining Cotton, Mr. Keeley was employed for four years by Apexco, Inc. as Manager of Land and prior thereto he was employed by Texaco, Inc. for nine years. He received a Bachelor of Arts degree in Petroleum Land Management from the University of Oklahoma.

   Larry D. Pinkston joined Unit in December 1981. He had served as Corporate Budget Director and Assistant Controller prior to being appointed as Controller in February 1985. He has been Treasurer since December 1986 and was elected to the position of Vice President and Chief Financial Officer in May 1989. He holds a Bachelor of Science Degree in Accounting from East Central University of Oklahoma and is a Certified Public Accountant.

   Mark E. Schell joined Unit in January of 1987, as its Secretary and General Counsel. From 1979 until joining the Company, Mr. Schell was Counsel, Vice President and a member of the Board of Directors of C & S Exploration, Inc. He received a Bachelor of Science degree in Political Science from Arizona State University and his Juris Doctorate degree from the University of Tulsa Law School. He is a member of the Oklahoma and American Bar Association as well as being a member of the American Corporate Counsel Association and the American Society of Corporate Secretaries.

   J. Michael Adcock was elected a director of Unit in December 1997. He is an attorney and currently manages a private trust which deals in real estate, oil and gas properties and commercial banking as well as other equity investments. He is Chairman of the Board of Arvest American National Bank & Trust Co. of Shawnee and a member of the Board of Directors of Medicine Lodge Bankshares. Between 1997 through September, 1998 he was the Chairman of the Board of Ameribank and President and Chief Executive Officer of American National Bank and Trust Company of Shawnee, Oklahoma, and Chairman of AmeriTrust Corporation, Tulsa, Oklahoma. Prior to holding these positions, he was engaged in the private practice of law from January 1, 1994 through March 1, 1996 and from March 1, 1996 until November 1, 1997 he served as General Counsel for Ameribank Corporation. Mr. Adcock was also a director of Grant Geophysical, Inc. from June 1994 until September 1997 when he resigned. Grant Geophysical, Inc., filed a petition under Chapter 11 of the Federal Bankruptcy Code in October, 1996.

   William B. Morgan was elected a director of Unit in February 1988. Mr. Morgan has been Executive Vice President and General Counsel of St. John Health System, Inc., Tulsa, Oklahoma, since March 1, 1995 and, since October 1, 1996, the President of its principal for profit subsidiary Utica Services, Inc. Before that, he was a partner in the law firm of Doerner, Saunders, Daniel & Anderson, Tulsa, Oklahoma, for over 20 years.

   Don Cook has served as a director of Unit since the Company's inception. He is a Certified Public Accountant and was a partner in the accounting firm of Finley & Cook, Shawnee, Oklahoma, from 1950 until 1987, when he retired.

   John H. Williams was elected a director of Unit in December 1988. Prior to retiring on December 31, 1978, he was Chairman of the Board and Chief Executive Officer of The Williams Companies, Inc. where he continues to serve as an honorary director. Mr. Williams also serves as a director of Apco Argentina, Inc., Westwood Corporation, and Willbros Group, Inc.

   John S. Zink was elected a director of Unit in May 1982. For over five years, he has been a principle in several privately held companies engaged in the businesses of designing and manufacturing equipment used in the petroleum industry, construction and heating and air conditioning services and installation. He holds a Bachelor of Science degree in Mechanical Engineering from Oklahoma State University. He is also a director of Matrix Service Company, Tulsa, Oklahoma.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Sales of substantial amounts of our common stock, or a perception that such sales could occur, and the existence of options to purchase shares of common stock at prices that may be below the then current market price of the common stock could adversely affect the market price of the common stock and could impair our ability to raise capital through the sale of equity securities. After this offering and the consummation of the Parker Acquisition, 33,810,675 shares of common stock will be outstanding (34,860,675 shares if the underwriters exercise their over-allotment option in full). The 7,000,000 shares sold in this offering (8,050,000 shares if the underwriters exercise their over-allotment option) will be freely tradable without restriction under the Securities Act; except for any shares purchased by "affiliates" of Unit as defined in Rule 144 under the Securities Act. Of the remaining shares to be outstanding after this offering, approximately 3,261,149 shares are "restricted securities" within the meaning of Rule 144, or are held by affiliates of Unit, and in each case generally may not be sold except in transactions registered under the Securities Act or pursuant to an exemption from registration, such as the exemption provided by Rule 144.

   Unit's officers and directors and holders of 2,300,000 shares have agreed to enter into lock-up agreements pursuant to which they will not offer or sell any shares of common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Prudential Securities, on behalf of the underwriters. See "Underwriting." Prudential Securities may, at any time and without notice, waive any of the terms of these lock-up agreements specified in the underwriting agreement. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sales meet the conditions and restrictions of Rule 144 as described below.

   In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted shares for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then-outstanding shares of common stock and (ii) the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the Securities and Exchange Commission. Sales under Rule 144 are also subject to certain provisions relating to notice and manner of sale and the availability of current public information about Unit. In addition, a person (or persons whose shares are aggregated) who has not been an affiliate of Unit at any time during the 90 days immediately preceding a sale, and who has beneficially owned the shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above. Affiliates are subject to the volume limitations and other conditions described above regardless of the length of time those shares have been held and whether the shares are restricted. The foregoing summary of Rule 144 is not intended to be a complete description.

  Options

   As of the date of this prospectus supplement, we had outstanding options to purchase a total of 735,100 shares of common stock. Our outstanding options include options covering 447,500 shares granted to our executive officers and directors, of which 290,500 are exercisable. These vested and unvested options are exercisable at prices ranging from $1.75 to $9.00 per share and expire between July 30, 2001 and May 6, 2009. Options covering 287,600 shares have been issued to our employees pursuant to our Stock Option Plan. These options are exercisable at prices ranging from $2.37 to $11.31 per share and expire between July 30, 2001 and December 22, 2008.

  Registration Rights Agreements

   Certain of our shareholders have registration rights with respect to shares of common stock that they hold.

   We granted registration rights in connection with the issuance of 1,300,000 shares of common stock in November 1997. We issued these shares in connection with our acquisition, by merger, of Hickman Drilling Company. A registration statement relating to the resale of these shares has been filed with the SEC and is effective.

   We have also granted registration rights in connection with the proposed issuance of 1,000,000 shares as partial consideration in the acquisition of the land drilling equipment from Parker Drilling Company. In the event the acquisition is consummated, we have agreed to use our best efforts to effect the registration of these shares for resale on behalf of Parker and to maintain effectiveness of the registration statement for a period of two years subject to certain conditions.

   Both Parker Drilling and the former shareholders of Hickman Drilling have agreed to enter into lock-up agreements pursuant to which they will not offer or sell any shares of common stock for a period of 90 days after the date of this prospectus supplement without the prior written consent of Prudential Securities, on behalf of the underwriters. See "Underwriting."

                                  UNDERWRITING

   We have entered into an underwriting agreement with the underwriters named below, for whom Prudential Securities Incorporated, CIBC World Markets Corp. and Raymond James & Associates, Inc. are acting as representatives. We are obligated to sell, and the underwriters are obligated to purchase, all of the shares offered on the cover page of this prospectus supplement, if any are purchased. Subject to certain conditions of the underwriting agreement, each underwriter has severally agreed to purchase the shares indicated opposite its name:

                                                                        Number
  Underwriters                                                         of Shares
  ------------                                                         ---------
Prudential Securities Incorporated.................................... 2,394,000
CIBC World Markets Corp. ............................................. 1,512,000
Raymond James & Associates, Inc. ..................................... 1,134,000
Bear, Stearns & Co. Inc...............................................   140,000
Donaldson, Lufkin & Jenrette Securities Corporation...................   140,000
A.G. Edwards & Sons, Inc..............................................   140,000
Lehman Brothers Inc...................................................   140,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated....................   140,000
Morgan Stanley & Co. Incorporated.....................................   140,000
PaineWebber Incorporated..............................................   140,000
Salomon Smith Barney Inc..............................................   140,000
Robert W. Baird & Co. Incorporated....................................    70,000
Dain Rauscher Wessels.................................................    70,000
Everen Securities, Inc................................................    70,000
First Albany Corporation..............................................    70,000
First Union Capital Markets Corp......................................    70,000
Hanifen, Imhoff Inc...................................................    70,000
Harris Webb & Garrison Inc............................................    70,000
Jefferies & Company, Inc..............................................    70,000
Petrie Parkman & Co...................................................    70,000
Southcoast Capital Corporation........................................    70,000
Sutro & Co. Incorporated..............................................    70,000
Tucker Anthony Cleary Gull............................................    70,000
                                                                       ---------
  Total............................................................... 7,000,000
                                                                       =========

   The underwriters may sell more shares than the total number of shares offered on the cover page of this prospectus supplement and they have, for a period of 30 days from the date of this prospectus supplement, an over-allotment option to purchase up to 1,050,000 additional shares from us. If any additional shares are purchased, the underwriters will severally purchase the shares in the same proportion as per the table above.

   The representatives of the underwriters have advised us that the shares will be offered to the public at the offering price indicated on the cover page of this prospectus supplement. The underwriters may allow to selected dealers a concession not in excess of $0.24 per share and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and the concession.

   We have agreed to pay to the underwriters the following fees, assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares:

                                                     Total Fees
                                     -------------------------------------------
                              Fee     Without Exercise of    Full Exercise of
                           Per Share Over-Allotment Option Over-Allotment Option
                           --------- --------------------- ---------------------
Fees paid by us...........   $0.42        $2,940,000            $3,381,000

   In addition, we estimate that we will spend approximately $175,000 in expenses for this offering. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in respect of these liabilities.

   We, our officers and directors, and both Parker Drilling and the former shareholders of Hickman Drilling have agreed to enter into lock-up agreements pursuant to which we and they will not offer or sell any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock for a period of 90 days from the date of this prospectus supplement without the prior written consent of Prudential Securities, on behalf of the underwriters. Prudential Securities may, at any time and without notice, waive the terms of these lock-up agreements specified in the underwriting agreement.

   Prudential Securities, on behalf of the underwriters, may engage in the following activities in accordance with applicable securities rules:

  . Over-allotments involving sales in excess of the offering size, creating a short position. Prudential Securities may elect to reduce this short position by exercising some or all of the over-allotment option.

  . Stabilizing and short covering; stabilizing bids to purchase the shares are permitted if they do not exceed a specified maximum price. After the distribution of shares has been completed, short covering purchases in the open market may also reduce the short position. These activities may cause the price of the shares to be higher than would otherwise exist in the open market.

  . Penalty bids permitting the representatives to reclaim concessions from a syndicate member for the shares purchased in the stabilizing or short covering transactions.

   Such activities, which may be commenced and discontinued at any time, may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

   Each underwriter has represented that it has complied and will comply with all applicable laws and regulations in connection with the offer, sale or delivery of the shares and related offering materials in the United Kingdom, including:

  . the Public Offers of Securities Regulations 1995;

  . the Financial Services Act 1986; and

  . the Financial Services Act 1986, (Investment Advertisement) (Exemptions)
    Order 1996 (as amended).

                                 LEGAL OPINIONS

   Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, as our counsel, will issue an opinion for us regarding the validity of the shares of common stock offered by this prospectus supplement and the accompanying prospectus. Certain legal matters related to this offering will be passed upon for the underwriters by Baker & Botts, L.L.P.

                                    EXPERTS

   The review of estimated reserve evaluations and related calculations by Ryder Scott Company, L.P., petroleum consultants, included in this prospectus supplement and incorporated by reference in the accompanying prospectus have been included and incorporated in reliance upon the authority of said firm as experts in petroleum engineering.

                            INDEPENDENT ACCOUNTANTS

   The financial statements of Unit Corporation as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited consolidated financial information of Unit Corporation for the six month periods ended June 30, 1998 and 1999, included in this prospectus supplement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated August 9, 1999, appearing herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

   As used in this prospectus supplement, "Mcf" means thousand cubic feet, "MMcf" means million cubic feet, "Bcf" means billion cubic feet, "Bbl" means barrel, "MBbls" means thousand barrels, "Btu" means British Thermal Unit, or the quantity of heat required to raise the temperature of one pound of water by one Degree Fahrenheit, "MMBtu" means one million Btus. "MMBbls" means million barrels, "BOE" means equivalent barrels of oil, "MBOE" means thousand equivalent barrels of oil, "MMBOE" means million equivalent barrels of oil, "cfe" means equivalent cubic feet of gas and "Mcfe", "MMcfe" and "Bcfe" means thousand, million and billion equivalent cubic feet of gas.

   Unless otherwise indicated in this prospectus supplement, gas volumes are stated at the legal pressure base of the state or area in which the reserves are located and at 60 Fahrenheit. Equivalent barrels of oil or gas are determined using the ratio of six Mcf of gas to one Bbl of oil.

   "Finding and development cost" or "finding cost" means an amount per BOE or Mcfe equal to the sum of all costs incurred relating to oil and gas property acquisition, exploration and development activities divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases.

   "Gross" refers to the total acres or wells in which we have a working interest, and "net" refers to gross acres or wells multiplied by the percentage working interest owned by us. "Net production" means production that is owned by us less royalties and production due others.

   "Oil" includes crude oil, condensate and natural gas liquids.

   "PV-10" means the present value of estimated future net revenues to be generated from the production of proved reserves, net of estimated production and ad valorem taxes, future capital costs and operating expenses, using prices and costs in effect as of the date indicated, without giving effect to federal income taxes. The future net revenues have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties.

   "Reserve replacement ratio" is calculated on a Mcfe basis by dividing the estimated reserves added during a year from exploitation, development and exploration activities, acquisitions of proved reserves and revisions of previous estimates, excluding property sales, by the natural gas and oil volumes produced during that year.

   "SCR rig" means a diesel electric silicon controlled rectifier rig as opposed to a mechanical rig powered by diesel engines. An SCR rig generally allows for greater horsepower and more efficient distribution of power.

   "Standardized measure of discounted future net cash flows" means the present value of estimated future net cash flows to be generated from the production of proved natural gas and oil reserves, computed using prices and costs as of the dates indicated, after giving effect to federal income taxes and discounted at an annual rate of 10%.

                         INDEX TO FINANCIAL STATEMENTS
           Financial Statements of Unit Corporation and Subsidiaries

                                                                          Page
                                                                          ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets, December 31, 1997 and 1998..................  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1996, 1997 and 1998.....................................................  F-4
Consolidated Statements of Changes in Shareholders' Equity for the Years
 Ended December 31, 1996, 1997 and 1998..................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1996, 1997 and 1998.....................................................  F-6
Notes to Consolidated Financial Statements...............................  F-7
Report of Review by Independent Accountants.............................. F-27
Consolidated Condensed Balance Sheets, December 31, 1998 and June 30,
 1999 (Unaudited)........................................................ F-28
Consolidated Condensed Statements of Operations for the Six Months Ended
 June 30, 1998 and 1999 (Unaudited)...................................... F-29
Consolidated Condensed Statements of Cash Flows for the Six Months Ended
 June 30, 1998 and 1999 (Unaudited)...................................... F-30
Notes to Unaudited Consolidated Condensed Financial Statements........... F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

  The Shareholders and Board of Directors
  Unit Corporation

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholder's equity and cash flows present fairly in all material respects, the financial position of Unit Corporation and its subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Tulsa, Oklahoma
February 23, 1999

                       UNIT CORPORATION AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                          As of December 31,
                                                          --------------------
                                                            1997       1998
                                                          ---------  ---------
                                                            (In thousands)
                         ASSETS
Current Assets:
 Cash and cash equivalents............................... $     458  $     446
 Accounts receivable (less allowance for doubtful
  accounts of $354 and $274).............................    19,813     13,149
 Materials and supplies..................................     3,535      3,298
 Prepaid expenses and other..............................     2,206      2,650
                                                          ---------  ---------
    Total current assets.................................    26,012     19,543
                                                          ---------  ---------
Property and Equipment:
 Drilling equipment......................................   119,155    123,258
 Oil and natural gas properties, on the full cost
  method.................................................   233,659    271,960
 Transportation equipment................................     2,825      2,955
 Other...................................................     6,948      6,870
                                                          ---------  ---------
                                                            362,587    405,043
 Less accumulated depreciation, depletion, amortization
  and impairment.........................................   192,613    207,883
                                                          ---------  ---------
   Net property and equipment............................   169,974    197,160
                                                          ---------  ---------
Other Assets.............................................     6,511      6,361
                                                          ---------  ---------
Total Assets............................................. $ 202,497  $ 223,064
                                                          =========  =========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term liabilities and debt....... $     727  $   1,801
 Accounts payable........................................    11,112      8,517
 Accrued liabilities.....................................     7,762      7,362
 Contract advances.......................................        92        310
                                                          ---------  ---------
    Total current liabilities............................    19,693     17,990
                                                          ---------  ---------
Other Long-Term Liabilities (Note 5).....................     2,279      2,301
                                                          ---------  ---------
Long-Term Debt...........................................    54,100     72,900
                                                          ---------  ---------
Deferred Income Taxes....................................    17,560     18,583
                                                          ---------  ---------
Commitments and Contingencies (Note 11)
Shareholders' Equity:
 Preferred stock, $1.00 par value, 5,000,000 shares
  authorized, none issued................................        --         --
 Common stock, $.20 par value, 40,000,000 shares
  authorized, 25,514,836 and 25,563,165 shares issued,
  respectively...........................................     5,103      5,113
 Capital in excess of par value..........................    82,043     82,187
 Retained earnings.......................................    21,875     24,121
 Treasury stock, at cost (19,863 and 25,000 shares,
  respectively)..........................................      (156)      (131)
                                                          ---------  ---------
    Total shareholders' equity...........................   108,865    111,290
                                                          ---------  ---------
Total Liabilities and Shareholders' Equity............... $ 202,497  $ 223,064
                                                          =========  =========

   The accompanying notes are an integral part of the consolidated financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                               Year Ended December 31,
                                      -----------------------------------------
                                          1996          1997          1998
                                      ------------- ------------- -------------
                                       (In thousands except per share amounts)
Revenues:
 Contract drilling................... $      28,819 $      46,199 $      53,528
 Oil and natural gas.................        43,013        45,581        39,703
 Other...............................           238            84           106
                                      ------------- ------------- -------------
    Total revenues...................        72,070        91,864        93,337
                                      ------------- ------------- -------------
 Expenses:
 Contract drilling:
  Operating costs....................        24,259        36,419        43,729
  Depreciation.......................         2,944         4,216         5,766
 Oil and natural gas:
  Operating costs....................        13,409        13,201        14,328
  Depreciation, depletion and
   amortization......................        10,807        12,625        16,069
 General and administrative..........         4,122         4,621         4,891
 Interest............................         3,162         2,921         4,815
                                      ------------- ------------- -------------
    Total expenses...................        58,703        74,003        89,598
                                      ------------- ------------- -------------
Income Before Income Taxes...........        13,367        17,861         3,739
                                      ------------- ------------- -------------
Income Tax Expense:
 Current.............................             4           118           139
 Deferred............................         5,030         6,619         1,354
                                      ------------- ------------- -------------
    Total income taxes...............         5,034         6,737         1,493
                                      ------------- ------------- -------------
Net Income........................... $       8,333 $      11,124 $       2,246
                                      ============= ============= =============
Net Income Per Common Share:
 Basic............................... $         .37 $         .46 $         .09
                                      ============= ============= =============
 Diluted............................. $         .37 $         .45 $         .09
                                      ============= ============= =============


   The accompanying notes are an integral part of the consolidated financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                  YEAR ENDED DECEMBER 31, 1996, 1997 AND 1998

                                           Capital
                                          In Excess
                                   Common  Of Par   Retained Treasury
                                   Stock    Value   Earnings  Stock    Total
                                   ------ --------- -------- -------- --------
                                                 (In thousands)
Balances, January 1, 1996......... $4,195  $50,181  $ 2,418   $(188)  $ 56,606
 Net income.......................     --       --    8,333      --      8,333
 Activity in employee compensation
  plans (321,667 shares)..........     64      615       --     123        802
 Issuance of stock on exercise of
  warrants (2,859,555 shares).....    572   11,939       --      --     12,511
 Purchase of treasury stock (5,000
  shares)                              --       --       --     (42)       (42)
                                   ------  -------  -------   -----   --------
Balances, December 31, 1996.......  4,831   62,735   10,751    (107)    78,210
 Net income.......................     --       --   11,124      --     11,124
 Activity in employee compensation
  plans (57,524 shares)...........     12      718       --      89        819
 Issuance of stock for acquisition
  (1,300,000 shares)..............    260   18,590       --      --     18,850
 Purchase of treasury stock
  (15,000 shares).................     --       --       --    (138)      (138)
                                   ------  -------  -------   -----   --------
Balances, December 31, 1997.......  5,103   82,043   21,875    (156)   108,865
 Net income.......................     --       --    2,246      --      2,246
 Activity in employee compensation
  plans (48,329 shares)...........     10      144       --     156        310
 Purchase of treasury stock
  (25,000 shares).................     --       --       --    (131)      (131)
                                   ------  -------  -------   -----   --------
Balances, December 31, 1998....... $5,113  $82,187  $24,121   $(131)  $111,290
                                   ======  =======  =======   =====   ========


   The accompanying notes are an integral part of the consolidated financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     Year Ended December 31,
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
                                                         (In thousands)
Cash Flows From Operating Activities:
 Net Income......................................... $ 8,333  $11,124  $ 2,246
 Adjustments to reconcile net income to net cash
  provided (used) by operating activities:
  Depreciation, depletion, and amortization.........  14,079   17,199   22,186
  Loss (gain) on disposition of assets..............    (185)     (94)      17
  Employee stock compensation plans.................     214      244      561
  Bad debt expense..................................      --      250       --
  Deferred tax expense..............................   5,030    6,619    1,354
 Changes in operating assets and liabilities
  increasing (decreasing) cash:
  Accounts receivable...............................  (5,444)  (1,762)   6,664
  Materials and supplies............................    (254)  (1,233)     237
  Prepaid expenses and other........................    (418)    (211)    (444)
  Accounts payable..................................  (2,288)   2,062      948
  Accrued liabilities...............................     540    1,430      (27)
  Contract advances.................................     890   (1,208)     218
  Other liabilities.................................     167      (70)    (447)
                                                     -------  -------  -------
    Net cash provided by operating activities.......  20,664   34,350   33,513
                                                     -------  -------  -------
Cash Flows From Investing Activities:
 Capital expenditures (including producing property
  acquisitions)..................................... (34,111) (45,115) (53,654)
 Cash received on acquisition of drilling company
  (Note 2)..........................................      --    1,611       --
 Proceeds from disposition of property and
  equipment.........................................   1,009      792      964
 (Acquisition) disposition of other assets..........     215     (314)     (93)
                                                     -------  -------  -------
    Net cash used in investing activities........... (32,887) (43,026) (52,783)
                                                     -------  -------  -------
Cash Flows From Financing Activities:
 Borrowings under line of credit....................  31,500   34,400   52,700
 Payments under line of credit...................... (32,000) (25,900) (32,900)
 Net payments on notes payable and other long-term
  debt..............................................     (20)      --     (470)
 Proceeds from sale of common stock.................  12,798      225       59
 Acquisition of treasury stock......................     (42)    (138)    (131)
                                                     -------  -------  -------
    Net cash provided by financing activities.......  12,236    8,587   19,258
                                                     -------  -------  -------
Net Increase (Decrease) in Cash and Cash
 Equivalents........................................      13      (89)     (12)
Cash and Cash Equivalents, Beginning of Year........     534      547      458
                                                     -------  -------  -------
Cash and Cash Equivalents, End of Year.............. $   547  $   458  $   446
                                                     =======  =======  =======
Supplemental Disclosure of Cash Flow Information:
 Cash paid during the year for:
  Interest.......................................... $ 3,189  $ 2,910  $ 4,064
  Income taxes...................................... $    63  $   102  $   507

   The accompanying notes are an integral part of the consolidated financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

   The consolidated financial statements include the accounts of Unit Corporation and its directly and indirectly wholly owned subsidiaries (the "Company"). The Company's investment in limited partnerships is accounted for on the proportionate consolidation method, whereby its share of the partnerships' assets, liabilities, revenues and expenses is included in the appropriate classification in the accompanying consolidated financial statements.

Nature of Business

   The Company is engaged in the development, acquisition and production of oil and natural gas properties and the land contract drilling of oil and natural gas wells primarily in the Anadarko, Arkoma and South Texas Basins. These basins are located in Oklahoma, Texas, Kansas and Arkansas. Additional producing properties are located in Canada and other states, including New Mexico, Louisiana, North Dakota, Colorado, Wyoming, Montana, Alabama, Mississippi, Arkansas, Illinois and Nebraska. At December 31, 1998, the Company has an interest in 2,563 wells and served as operator of 524 of those wells. Land contract drilling of oil and natural gas wells is performed for a wide range of customers using the drilling rigs owned and operated by the Company. In 1998, 31 of the Company's 34 rigs were in operation.

Drilling Contracts

   The Company recognizes revenues generated from "daywork" drilling contracts as the services are performed, which is similar to the percentage of completion method. For all contracts under which the Company bears the risk of completion of the wells ("footage" and "turnkey" drilling contracts), revenues and expenses are recognized using the completed contract method. The duration of all three types of contracts range typically from 20 to 90 days. The entire amount of the loss, if any, is recorded when the loss is determinable.

   The costs of uncompleted drilling contracts include expenses incurred to date on "footage" or "turnkey" drilling contracts which are still in process and are included in other current assets.

Cash Equivalents and Short-Term Investments

   The Company includes as cash equivalents, certificates of deposits and all investments with maturities at date of purchase of three months or less which are readily convertible into known amounts of cash.

Property and Equipment

   Drilling equipment, transportation equipment and other property and equipment are carried at cost. The Company provides for depreciation of drilling equipment on the units-of-production method based on estimated useful lives, including a minimum provision of 20 percent of the active rate when the equipment is idle. The Company uses the composite method of depreciation for drill pipe and collars and calculates the depreciation by footage actually drilled compared to total estimated remaining footage. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 15 years.

   Realization of the carrying value of the Company's property and equipment is reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets are determined to be impaired if a forecast of undiscounted estimated future net operating cash flows directly related to the asset including disposal value if any, is less than the carrying amount of the

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

asset. If any asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. An estimate of fair value is based on the best information available, including prices for similar assets. Changes in such estimates could cause the Company to reduce the carrying value of its property and equipment.

   When property and equipment components are disposed of, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is generally reflected in operations. For dispositions of drill pipe and drill collars, an average cost for the appropriate feet of drill pipe and drill collars is removed from the asset account and charged to accumulated depreciation and proceeds, if any, are credited to accumulated depreciation.

Goodwill

   Goodwill represents the excess of the cost of the acquisition of Hickman Drilling Company over the fair value of the net assets acquired and is being amortized on the straight-line method over 25 years. Goodwill is evaluated periodically for impairment, when it appears an impairment may have occurred, based on the estimated undiscounted future cash flow of the acquired entity. Net goodwill reported in other assets at December 31, 1997 and 1998 was $6,061,000 and $5,818,000, respectively with accumulated amortization at December 31, 1997 and 1998 of $20,000 and $264,000, respectively.

Oil and Natural Gas Operations

   The Company accounts for its oil and natural gas exploration and development activities on the full cost method of accounting prescribed by the Securities and Exchange Commission ("SEC"). Accordingly, all productive and non-productive costs incurred in connection with the acquisition, exploration and development of oil and natural gas reserves are capitalized and amortized on a composite units-of-production method based on proved oil and natural gas reserves. The Company's determination of its oil and natural gas reserves are reviewed annually by independent petroleum engineers. The average composite rates used for depreciation, depletion and amortization ("DD&A") were $3.90, $4.49 and $4.99 per equivalent barrel in 1996, 1997 and 1998, respectively. The Company's calculation of DD&A includes estimated future expenditures to be incurred in developing proved reserves and estimated dismantlement and abandonment costs, net of estimated salvage values. In the event the unamortized cost of oil and natural gas properties being amortized exceeds the full cost ceiling, as defined by the SEC, the excess is charged to expense in the period during which such excess occurs. The full cost ceiling is based principally on the estimated future discounted net cash flows from the Company's oil and natural gas properties. As discussed in Note 14, such estimates are imprecise. Changes in these estimates or declines in oil and natural gas prices could cause the Company in the near-term to reduce the carrying value of its oil and natural gas properties.

   No gains or losses are recognized upon the sale, conveyance or other disposition of oil and natural gas properties unless a significant reserve amount is involved.

   The SEC's full cost accounting rules prohibit recognition of income in current operations for services performed on oil and natural gas properties in which the Company has an interest or on properties in which a partnership, of which the Company is a general partner, has an interest. Accordingly, in 1997 and 1998 the Company recorded $314,000 and $437,000 of contract drilling profits, respectively, as a reduction of the carrying value of its oil and natural gas properties rather than including these profits in current operations. No contract drilling profits were realized on such interests in 1996.

Limited Partnerships

   The Company's wholly owned subsidiary, Unit Petroleum Company, is a general partner in fourteen oil and natural gas limited partnerships sold privately and publicly. Certain of the Company's officers, directors and employees own interests in most of these partnerships.

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The Company shares in partnership revenues and costs in accordance with formulas prescribed in each limited partnership agreement. The partnerships also reimburse the Company for certain administrative costs incurred on behalf of the partnerships.

Income Taxes

   Measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax law; the effects of future changes in tax laws or rates are not included in the measurement. Valuation allowances are established where necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the year and the change during that year in deferred tax assets and liabilities.

Natural Gas Balancing

   The Company uses the sales method for recording natural gas sales. This method allows for recognition of revenue which may be more or less than the Company's share of pro-rata production from certain wells. Based upon the Company's 1998 average spot market natural gas price of $1.90 per Mcf, the Company estimates its balancing position to be approximately $4.6 million on under-produced properties and approximately $2.8 million on over-produced properties.

   The Company's policy is to expense its pro-rata share of lease operating costs from all wells as incurred. Such expenses relating to the Company's balancing position on wells in which the Company has imbalances are not material.

Stock Based Compensation

   The Company applies APB Opinion 25 in accounting for its stock option plans. Under this standard, no compensation expense is recognized for grants of options which include an exercise price equal to or greater than the market price of the stock on the date of grant. Accordingly, based on the Company's grants in 1996, 1997 and 1998 no compensation expense has been recognized. As provided by Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation," the Company has disclosed the pro forma effects of recording compensation for such option grants based on fair value in Note 8 to the financial statements.

Self Insurance

   The Company utilizes self insurance programs for employee group health and worker's compensation. Self insurance costs are accrued based upon the aggregate of estimated liabilities for reported claims and claims incurred but not yet reported.

Financial Instruments and Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of national and international oil and natural gas companies. The Company does not generally require collateral related to receivables. Such credit risk is considered by management to be limited due to the large number of customers comprising the Company's customer base. In addition, at December 31, 1997 and 1998, the Company had a concentration of cash of $0.3 million and $1.5 million, respectively, with one bank.

Accounting Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Share

   In the fourth quarter of 1997, the Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 128, Earnings Per Share ("FAS 128"). Earnings per share amounts for all previous periods presented give effect to the application of FAS 128.

Impact of Financial Accounting Pronouncements

   On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NOTE 2--ACQUISITION OF DRILLING COMPANY

   On November 20, 1997, the Company acquired Hickman Drilling Company. The selling stockholders of Hickman Drilling Company received, in the aggregate, 1,300,000 shares of common stock valued at $18,850,000 and promissory notes of $5,000,000 to be paid in five equal annual installments commencing January 2, 1999. The acquisition has been accounted for as a purchase and the results of Hickman Drilling Company have been included in the accompanying consolidated financial statements since the date of acquisition. The acquisition is summarized as follows:

                                                                  (In thousands)
     Current assets net of current liabilities...................    $ 2,072
     Property and equipment......................................     23,187
     Goodwill....................................................      6,081
     Deferred tax liability--long-term...........................     (7,490)
                                                                     -------
       Total acquisition.........................................    $23,850
                                                                     =======

NOTE 3--EARNINGS PER SHARE

   The following data shows the amounts used in computing earnings per share.

                                       For the Year Ended December 31, 1996
                                      -----------------------------------------
                                                        Weighted
                                         Income          Shares      Per-Share
                                      (Numerator)    (Denominator)     Amount
                                      -------------  --------------  ----------
Basic earnings per common share...... $   8,333,000      22,463,000    $   0.37
                                                                       ========
Effect of dilutive stock options.....            --         302,000
                                      -------------   -------------
Diluted earnings per common share.... $   8,333,000      22,765,000    $   0.37
                                      =============   =============    ========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


                                       For the Year Ended December 31, 1997
                                      -----------------------------------------
                                                        Weighted
                                         Income          Shares      Per-Share
                                      (Numerator)    (Denominator)     Amount
                                      -------------- --------------  ----------
Basic earnings per common share...... $   11,124,000     24,327,000    $   0.46
                                                                       ========
Effect of dilutive stock options.....             --        380,000
                                      --------------  -------------
Diluted earnings per common share.... $   11,124,000     24,707,000    $   0.45
                                      ==============  =============    ========
                                       For the Year Ended December 31, 1998
                                      -----------------------------------------
                                                        Weighted
                                         Income          Shares      Per-Share
                                      (Numerator)    (Denominator)     Amount
                                      -------------- --------------  ----------
Basic earnings per common share...... $    2,246,000     25,544,000    $   0.09
                                                                       ========
Effect of dilutive stock options.....             --        340,000
                                      --------------  -------------
Diluted earnings per common share.... $    2,246,000     25,884,000    $   0.09
                                      ==============  =============    ========

   The following options and their average exercise prices were not included in the computation of diluted earnings per share because the option exercise prices were greater than the average market price on common shares for the years ended December 31,:

                                                         1996    1997    1998
                                                       -------- ------ --------
Options...............................................  161,500  2,500  191,000
                                                       ======== ====== ========
Average exercise price................................ $   8.60 $11.32 $   8.60
                                                       ======== ====== ========

NOTE 4--WARRANTS

   In 1987, the Company issued 2.873 million Units, consisting of three shares of the Company's common stock and one warrant, at a price of $10.375 per Unit. Each warrant entitled the holder to purchase one share of the Company's common stock at a price of $4.375. Prior to the warrants expiration on August 30, 1996, 2.86 million warrants were exercised providing $12.5 million in additional capital to the Company.

NOTE 5--OTHER LONG-TERM LIABILITIES

   Other long-term liabilities consisted of the following as of December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
                                                                (In thousands)
   Natural gas purchaser prepayment............................  $2,206 $ 1,759
   Separation benefit plan.....................................      --   1,012
   Rig acquisition.............................................     800     331
                                                                ------- -------
                                                                  3,006   3,102
   Less current portion........................................     727     801
                                                                ------- -------
                                                                 $2,279 $ 2,301
                                                                ======= =======

   In March 1988, the Company entered into a settlement agreement with a natural gas purchaser. During early 1991, the Company and the natural gas purchaser superseded the original agreement with a new settlement agreement effective retroactively to January 1, 1991. Under these settlement agreements

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

("Settlement Agreement"), the Company has a prepayment balance of $1.8 million at December 31, 1998 representing proceeds received from the purchaser as prepayment for natural gas. This amount is net of natural gas recouped and net of certain amounts disbursed to other owners (such owners, collectively with the Company are referred to as the "Committed Interest") for their proportionate share of the prepayments. At December 31, 1997, the Settlement Agreement and the natural gas purchase contracts which were subject to the Settlement Agreement terminated. The December 31, 1997 Prepayment Balance of $2.2 million became payable in equal annual payments over a five year period. The first payment of $441,000 was due and paid on June 1, 1998.

   The Company has other long-term liabilities of $1,343,000, consisting of $331,000 from the December 9, 1997 acquisition of a Mid-Continent U-36-A, 650 horsepower rig plus additional spare rig equipment and $1,012,000 from the liability accrued for the Company's Separation Benefit Plan. The debt for rig equipment is payable over a maximum of three years from the closing date of the acquisition.

NOTE 6--LONG-TERM DEBT

   Long-term debt consisted of the following as of December 31, 1997 and 1998:

                                                                 1997    1998
                                                                ------- -------
                                                                (In thousands)
   Revolving credit and term loan, with interest at December
    31, 1997 and 1998 of 7.3 percent and 6.3 percent,
    respectively............................................... $49,100 $68,900
   Notes payable for Hickman Drilling Company acquisition with interest at December 31, 1997 and 1998 of 8.5 percent and
    7.8 percent, respectively..................................   5,000   5,000
                                                                ------- -------
                                                                 54,100  73,900
   Less current portion........................................      --   1,000
                                                                ------- -------
     Total long-term debt...................................... $54,100 $72,900
                                                                ======= =======

   At December 31, 1998, the Company's loan agreement ("Loan Agreement") provided for a total loan commitment of $100 million consisting of a revolving credit facility through May 1, 2002 and a term loan thereafter, maturing on May 1, 2005. Borrowings under the Loan Agreement are limited to a borrowing value which as of December 31, 1998 was $85 million. The Loan Value under the revolving credit facility is subject to a semi-annual redetermination calculated as the sum of a percentage of the discounted future value of the Company's oil and natural gas reserves, as determined by the banks, plus the greater of (i) 50 percent of the appraised value of the Company's contract drilling rigs or (ii) two times the previous 12 months cash flow from the contract drilling rigs, limited in either case to $20 million. Any declines in commodity prices would adversely impact the determination of the borrowing value.

   Borrowings under the revolving credit facility bear interest at the Chase Manhattan Bank, N.A. prime rate ("Prime Rate") or the London Interbank Offered Rates ("Libor Rate") plus .75 to 1.25 percent depending on the level of debt as a percentage of the total borrowing base. Subsequent to May 1, 2002, borrowings under the Loan Agreement bear interest at the Prime Rate plus .25 percent or the Libor rate plus 1.0 to 1.5 percent depending on the level of debt as a percentage of the total borrowing base.

   At the Company's election, any portion of the debt outstanding may be fixed at the Libor Rate for 30, 60, 90 or 180 days. During any Libor Rate funding period the Company may not pay in part or in whole the outstanding principal balance of the note to which such Libor Rate option applies. Borrowings under the Prime Rate option may be paid anytime in part or in whole without premium or penalty.

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The Company paid an origination fee of $85,000 at inception of the Loan Agreement and a facility fee of 3/8 of one percent is charged for any unused portion of the borrowing value. Virtually all of the Company's drilling rigs are collateral for such indebtedness and the balance of the Company's assets are subject to a negative pledge.

   The Loan Agreement includes prohibitions against (i) the payment of dividends (other than stock dividends) during any fiscal year in excess of 25 percent of the consolidated net income of the Company during the preceding fiscal year, and only if working capital provided from operations during said year is equal to or greater than 175 percent of current maturities of long-term debt at the end of such year, (ii) the incurrence by the Company or any of its subsidiaries of additional debt with certain very limited exceptions and (iii) the creation or existence of mortgages or liens, other than those in the ordinary course of business, on any property of the Company or any of its subsidiaries, except in favor of its banks. The Loan Agreement also requires that the Company maintain consolidated net worth of at least $75 million, a current ratio of not less than 1 to 1, a ratio of long-term debt, as defined in the Loan Agreement, to consolidated tangible net worth not greater than 1.2 to 1 and a ratio of total liabilities, as defined in the Loan Agreement, to consolidated tangible net worth not greater than 1.65 to 1. In addition, working capital provided by operations, as defined in the Loan Agreement, cannot be less than $18 million in any year.

   In November 1997, the Company completed its acquisition of Hickman Drilling Company. In association with this acquisition, the Company issued an aggregate of $5.0 million in promissory notes payable in five equal annual installments commencing January 2, 1999, with interest at the Prime Rate.

   Estimated annual principal payments under the terms of all long-term liabilities and debt from 1999 through 2003 are $1,801,000, $1,484,000, $1,440,000, $14,837,000 and $23,967,000. Based on the borrowing rates currently available to the Company for debt with similar terms and maturities, long-term debt at December 31, 1998 approximates its fair value.

NOTE 7--INCOME TAXES

   A reconciliation of the income tax expense, computed by applying the federal statutory rate to pre-tax income to the Company's effective income tax expense is as follows:

                                                        1996    1997    1998
                                                       ------  ------  ------
                                                          (In thousands)
   Income tax expense computed by applying the
    statutory rate.................................... $4,545  $6,073  $1,271
   State income tax, net of federal...................    499     733     150
   Goodwill and other.................................    (10)    (69)     72
                                                       ------  ------  ------
    Income tax expense................................ $5,034  $6,737  $1,493
                                                       ======  ======  ======

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Deferred tax assets and liabilities are comprised of the following at December 31, 1997 and 1998:

                                                           1997      1998
                                                         --------  --------
                                                            (In thousands)
   Deferred tax assets:
    Allowance for losses................................ $  1,348  $  1,680
    Net operating loss carryforwards....................   15,819    12,541
    Statutory depletion carryforward....................    2,260     2,260
    Investment tax credit carryforward..................    1,552       530
    Alternative minimum tax credit carryforward.........      167       431
                                                         --------  --------
      Gross deferred tax assets.........................   21,146    17,442
    Valuation allowance.................................   (1,552)     (530)
    Deferred tax liability--
     Depreciation, depletion and amortization...........  (37,154)  (35,495)
                                                         --------  --------
      Net deferred tax liability........................ $(17,560) $(18,583)
                                                         ========  ========

   The deferred tax asset valuation allowance reflects that the investment tax credit carryforwards may not be utilized before the expiration dates due in part to the effects of anticipated future exploratory and development drilling costs. The reduction in the valuation allowance was the result of the expiration of investment tax credit carryforwards in 1998.

   Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near-term if estimates of future taxable income during the carryforward period are reduced.

   At December 31, 1998, the Company has net operating loss carryforwards for regular tax purposes of approximately $33,003,000 and net operating loss carryforwards for alternative minimum tax purposes of approximately $19,953,000 which expire in various amounts from 2000 to 2011. The Company has investment tax credit carryforwards of approximately $530,000 which expire from 1999 to 2000. In addition, a statutory depletion carryforward of approximately $5,948,000, which may be carried forward indefinitely, is available to reduce future taxable income, subject to statutory limitations.

NOTE 8--EMPLOYEE BENEFIT AND COMPENSATION PLANS

   In December 1984, the Board of Directors approved the adoption of an Employee Stock Bonus Plan ("the Plan") whereby 330,950 shares of common stock were authorized for issuance under the Plan. On May 3, 1995, the Company's shareholders approved and amended the Plan to increase by 250,000 shares the aggregate number of shares of common stock that could be issued under the Plan. Under the terms of the Plan, bonuses may be granted to employees in either cash or stock or a combination thereof, and are payable in a lump sum or in annual installments subject to certain restrictions. No shares were issued under the Plan in 1996, 1997 or 1998.

   On December 22, 1998, the Board of Directors approved a stock bonus of 87,376 shares of common stock to be issued on January 4, 1999 for payment of the Company's year end bonuses.

   The Company also has a Stock Option Plan which provides for the granting of options for up to 1,500,000 shares of common stock to officers and employees. The plan permits the issuance of qualified or nonqualified

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

stock options. Options granted become exercisable at the rate of 20 percent per year one year after being granted and expire after ten years from the original grant date. The exercise price for options granted to date was based on the fair market value on the date of the grant.

   Activity pertaining to the Stock Option Plan is as follows:

                                                                        Weighted
                                                               Number   Average
                                                                 Of     Exercise
                                                               Shares    Price
                                                              --------  --------
   Outstanding at January 1, 1996............................  865,600   $2.23
    Granted..................................................  149,500    8.75
    Exercised................................................ (371,200)   1.59
    Canceled.................................................   (7,100)   2.92
                                                              --------   -----
   Outstanding at December 31, 1996..........................  636,800    4.13
    Granted..................................................   24,000    9.00
    Exercised................................................  (56,440)   2.71
    Canceled.................................................  (30,200)   7.89
                                                              --------   -----
   Outstanding at December 31, 1997..........................  574,160    4.28
    Granted..................................................  226,000    3.96
    Exercised................................................  (21,300)   2.71
    Canceled.................................................  (10,500)   7.05
                                                              --------   -----
   Outstanding at December 31, 1998..........................  768,360   $4.19
                                                              ========   =====


                                           Outstanding Options
                            -----------------------------------------------------------------
                                                                                     Weighted
                            Number                  Weighted Average                 Average
       Exercise               of                       Remaining                     Exercise
        Prices              Shares                  Contractual Life                  Price
       --------             ------                  ----------------                 --------
     $2.37--$ 4.00          614,860                    5.7 years                      $3.07
     $7.25--$11.32          153,500                    8.1 years                      $8.67

                                                   Exercisable Options
                                           ------------------------------------------------------
                                                                                         Weighted
                                           Number                                        Average
           Exercise                          of                                          Exercise
            Prices                         Shares                                         Price
           --------                        ------                                        --------
         $2.37--$ 4.00                     374,660                                        $2.68
         $8.00--$11.32                      52,000                                        $8.76

   Options for 375,000, 383,000 and 427,000 shares were exercisable with weighted average exercise prices of $2.64, $3.01 and $3.42 at December 31, 1996, 1997 and 1998, respectively.

   In February and May 1992, the Board of Directors and shareholders, respectively, approved the Unit Corporation Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). An aggregate of 100,000 shares of the Company's common stock may be issued upon exercise of the stock options. On the first business day following each annual meeting of stockholders of the Company, each person who is then a member of the Board of Directors of the Company and who is not then an employee of the Company or any of its subsidiaries will be granted an option to purchase 2,500 shares of common stock. The option price for each stock option is the fair market value of the common stock on the date the stock options are granted. No stock options may be exercised during the first six months of its term except in case of death and no stock options are exercisable after ten years from the date of grant.

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Activity pertaining to the Directors' Plan is as follows:

                                                                        Weighted
                                                                Number  Average
                                                                  Of    Exercise
                                                                Shares   Price
                                                                ------  --------
   Outstanding at January 1, 1996.............................. 42,500   $2.96
    Granted.................................................... 12,500    6.88
                                                                ------   -----
   Outstanding at December 31, 1996............................ 55,000    3.85
    Granted.................................................... 12,500    8.94
   Exercised................................................... (7,500)   2.67
                                                                ------   -----
   Outstanding at December 31, 1997............................ 60,000    5.06
    Granted.................................................... 12,500    9.00
                                                                ------   -----
   Outstanding at December 31, 1998............................ 72,500   $5.74
                                                                ======   =====

                            Outstanding Options And
                              Exercisable Options

                                                                                    Weighted
                            Number                 Weighted Average                 Average
       Exercise               of                      Remaining                     Exercise
        Prices              Shares                 Contractual Life                  Price
       --------             ------                 ----------------                 --------
     $1.75--$ 3.75          35,000                    4.9 years                      $3.03
     $6.87--$ 9.00          37,500                    8.3 years                      $8.28

   The Company applies APB Opinion 25 in accounting for its Stock Option Plan and Non-Employee Director's Stock Option Plan. Accordingly, based on the nature of the Company's grants of options, no compensation cost has been recognized in 1996, 1997 and 1998. Had compensation been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

                                                           1996   1997    1998
                                                          ------ ------- ------
Net Income (In thousands):
 As reported............................................. $8,333 $11,124 $2,246
                                                          ------ ------- ------
 Pro forma............................................... $8,244 $10,748 $1,933
                                                          ====== ======= ======
Basic Earnings per Share:
 As reported............................................. $  .37 $   .46 $  .09
                                                          ------ ------- ------
 Pro forma............................................... $  .37 $   .44 $  .08
                                                          ====== ======= ======
Diluted Earnings per Share:
 As reported............................................. $  .37 $   .45 $  .09
                                                          ------ ------- ------
 Pro forma............................................... $  .36 $   .43 $  .07
                                                          ====== ======= ======

   The fair value of each option granted is estimated using the Black-Scholes model. The Company's stock volatility was 0.51, 0.52 and 0.53 in 1996, 1997 and 1998, respectively, based on previous stock performance. Dividend yield was estimated to remain at zero with a risk free interest rate of 6.55, 5.80 and
4.95 percent in 1996, 1997 and 1998, respectively. Expected life ranged from 1 to 10 years based on prior experience

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

depending on the vesting periods involved and the make up of participating employees. The aggregate fair value of options granted during 1996, 1997 and 1998 under the Stock Option Plan were $753,000, $136,000 and $527,000, respectively, and under the Non-Employee Stock Option Plan were $56,000, $74,000 and $71,000, respectively.

   Under the Company's 401(k) Employee Thrift Plan, employees who meet specified service requirements may contribute a percentage of their total compensation, up to a specified maximum, to the plan. Each employee's contribution, up to a specified maximum, may be matched by the Company in full or on a partial basis. The Company made discretionary contributions under the plan of 44,686, 23,892 and 46,892 shares of common stock and recognized expense of $268,000, $329,000 and $536,000 in 1996, 1997 and 1998, respectively.

   The Company provides a salary deferral plan ("Deferral Plan") which allows participants to defer the recognition of salary for income tax purposes until actual distribution of benefits which occurs at either termination of employment, death or certain defined unforeseeable emergency hardships. Funds set aside in a trust to satisfy the Company's obligation under the Deferral Plan at December 31, 1997 and 1998 totaled $752,000 and $1,035,000, respectively. The Company recognizes payroll expense and records a liability at the time of deferral.

   Effective January 1, 1997, the Company adopted a separation benefit plan ("Separation Plan"). The Separation Plan allows eligible employees whose employment with the Company is involuntarily terminated or, in the case of an employee who has completed 20 years of service, voluntarily or involuntarily terminated, to receive benefits equivalent to 4 week's salary for every whole year of service completed with the Company up to a maximum of 104 weeks. Benefits received under the Separation Plan will be reduced by the amount of any other benefits received from other disability or severance plans which may be in effect during the payment period. To receive payments the recipient must waive any claims against the Company in exchange for receiving the separation benefits. On October 28, 1997, the Company adopted a Separation Benefit Plan for Senior Management ("Senior Plan"). The Senior Plan provides certain officers and key executives of the Company with benefits generally equivalent to the Separation Plan. The Compensation Committee of the Board of Directors has absolute discretion in the selection of the individuals covered in this plan. The Company recognized expense of $466,000 and $577,000 in 1997 and 1998, respectively, for benefits associated with anticipated payments from both separation plans.

NOTE 9--TRANSACTIONS WITH RELATED PARTIES

   The Company formed private limited partnerships (the "Partnerships") with certain qualified employees, officers and directors from 1984 through 1998, with a subsidiary of the Company serving as General Partner. The Partnerships were formed for the purpose of conducting oil and natural gas acquisition, drilling and development operations and serving as co-general partner with the Company in any additional limited partnerships formed during that year. The Partnerships participated on a proportionate basis with the Company in most drilling operations and most producing property acquisitions commenced by the Company for its own account during the period from the formation of the Partnership through December 31 of each year.

   Amounts received in the years ended December 31 from both public and private Partnerships for which the Company is a general partner are as follows:

                                                                 1996 1997 1998
                                                                 ---- ---- ----
                                                                 (In thousands)
   Contract drilling............................................ $ 37 $135 $180
   Well supervision and other fees.............................. $349 $384 $415
   General and administrative expense reimbursement............. $105 $119 $133

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   Related party transactions for contract drilling and well supervision fees are the related party's share of such costs. These costs are billed to related parties on the same basis as billings to unrelated parties for such services. General and administrative reimbursements are both direct general and administrative expense incurred on the related party's behalf and indirect expenses allocated to the related parties. Such allocations are based on the related party's level of activity and are considered by management to be reasonable.

   A subsidiary of the Company paid the Partnerships, for which the Company or a subsidiary is the general partner, $31,000, $32,000 and $21,000 during the years ended December 31, 1996, 1997 and 1998, respectively, for purchases of natural gas production.

   During 1996 and 1997 a bank owned by one of the Company's former Directors was a participant in the Company's Loan Agreement. The bank's pro rata share of the Company's line of credit was limited to an amount not to exceed $1.5 million.

NOTE 10--SHAREHOLDER RIGHTS PLAN

   The Company maintains a Shareholder Rights Plan (the "Plan") designed to deter coercive or unfair takeover tactics, to prevent a person or group from gaining control of the Company without offering fair value to all shareholders and to deter other abusive takeover tactics which are not in the best interest of shareholders.

   Under the terms of the Plan, each share of common stock is accompanied by one right, which given certain acquisition and business combination criteria, entitles the shareholder to purchase from the Company one one-hundredth of a newly issued share of Series A Participating Cumulative Preferred Stock at a price subject to adjustment by the Company or to purchase from an acquiring Company certain shares of its common stock or the surviving company's common stock at 50 percent of its value.

   The rights become exercisable 10 days after the Company learns that an acquiring person (as defined in the Plan) has acquired 15 percent or more of the outstanding common stock of the Company or 10 business days after the commencement of a tender offer which would result in a person owning 15 percent or more of such shares. The Company can redeem the rights for $0.01 per right at any date prior to the earlier of (i) the close of business on the tenth day following the time the Company learns that a person has become an acquiring person or (ii) May 19, 2005 (the "Expiration Date"). The rights will expire on the Expiration Date, unless redeemed earlier by the Company.


NOTE 11--COMMITMENTS AND CONTINGENCIES

   The Company leases office space under the terms of operating leases expiring through January 31, 2002. Future minimum rental payments under the terms of the leases are approximately $372,000, $104,000, $73,000 and $7,000 in 1999, 2000, 2001 and 2002, respectively. No minimum rental payments are due in 2003. Total rent expense incurred by the Company was $323,000, $373,000 and $412,000 in 1996, 1997 and 1998, respectively.

   The Company had letters of credit supported by its Loan Agreement totaling $210,000 at December 31, 1998.

   The Company as a 40 percent owner in a corporation which provides gas gathering services, guarantees certain indebtedness of that corporation up to a maximum of $2 million (approximately $950,000 at December 31, 1998). The guarantee extends for a period ending on June 21, 2001.

   The Unit 1984 Oil and Gas Limited Partnership and the 1986 Energy Income Limited Partnership agreements along with the employee oil and gas limited partnerships require, upon the election of a limited partner, that the Company repurchase the limited partner's interest at amounts to be determined by appraisal in the future. Such repurchases in any one year are limited to 20 percent of the units outstanding. The Company

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

made repurchases of $30,000 and $15,000 in 1996 and 1998, respectively, for such limited partners' interests and did not make any such repurchases in 1997.

   The Company is a party to various legal proceedings arising in the ordinary course of its business none of which, in the Company's opinion, will result in judgements which would have a material adverse effect on the Company.

NOTE 12--INDUSTRY SEGMENT INFORMATION

   In 1998, the Company adopted Statement of Financial Accounting Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information." The Company has two business segments: Contract Drilling and Oil and Natural Gas, representing its two strategic business units offering different products and services. The Contract Drilling segment provides land contract drilling of oil and natural gas wells and the Oil and Natural Gas segment is engaged in the development, acquisition and production of oil and natural gas properties.

   The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies (Note 1). The Company evaluates the performance of its operating segments based on operating income, which is defined as operating revenues less operating expenses and depreciation, depletion and amortization. The Company has natural gas production in Canada which is not significant.

                                                     1996      1997      1998
                                                   --------  --------  --------
                                                         (In thousands)
Revenues:
 Contract drilling................................ $ 28,819  $ 46,199  $ 53,528
 Oil and natural gas..............................   43,013    45,581    39,703
 Other............................................      238        84       106
                                                   --------  --------  --------
  Total revenues.................................. $ 72,070  $ 91,864  $ 93,337
                                                   ========  ========  ========
Operating Income (1):
 Contract drilling................................ $  1,616  $  5,564  $  4,033
 Oil and natural gas..............................   18,797    19,755     9,306
                                                   --------  --------  --------
  Total operating income..........................   20,413    25,319    13,339

 General and administrative expenses..............   (4,122)   (4,621)   (4,891)
 Interest expense.................................   (3,162)   (2,921)   (4,815)
 Other income (expense)-- net.....................      238        84       106
                                                   --------  --------  --------
  Income before income taxes...................... $ 13,367  $ 17,861  $  3,739
                                                   ========  ========  ========
Identifiable Assets (2):
 Contract drilling................................ $ 24,500  $ 66,188  $ 69,147
 Oil and natural gas..............................  110,207   132,332   150,718
                                                   --------  --------  --------
  Total identifiable assets.......................  134,707   198,520   219,865

 Corporate assets.................................    3,286     3,977     3,199
                                                   --------  --------  --------
  Total assets.................................... $137,993  $202,497  $223,064
                                                   ========  ========  ========
Capital Expenditures:
 Contract drilling................................ $  9,910  $ 35,193  $ 11,485
 Oil and natural gas..............................   25,644    33,525    38,409
 Other............................................      989     1,464       216
                                                   --------  --------  --------
  Total capital expenditures...................... $ 36,543  $ 70,182  $ 50,110
                                                   ========  ========  ========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

                                                           1996    1997    1998
                                                          ------- ------- -------
                                                              (In thousands)
Depreciation, Depletion and Amortization:
 Contract drilling....................................... $ 2,944 $ 4,216 $ 5,766
 Oil and natural gas.....................................  10,807  12,625  16,069
 Other...................................................     328     358     351
                                                          ------- ------- -------
  Total depreciation, depletion and amortization......... $14,079 $17,199 $22,186
                                                          ======= ======= =======

--------
(1) Operating income is total operating revenues less operating expenses, depreciation, depletion and amortization and does not include non-operating revenues, general corporate expenses, interest expense or income taxes.

(2) Identifiable assets are those used in the Company's operations in each industry segment. Corporate assets are principally cash and cash equivalents, short-term investments, corporate leasehold improvements, furniture and equipment.

NOTE 13--SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

   Summarized quarterly financial information for 1997 and 1998 is as follows:

                                                  Three Months Ended
                                       -----------------------------------------
                                       MARCH 31 JUNE 30 SEPTEMBER 30 DECEMBER 31
                                       -------- ------- ------------ -----------
                                        (In thousands except per share amounts)
Year ended December 31, 1997:
 Revenues............................. $24,322  $19,806   $21,585      $26,151
                                       =======  =======   =======      =======
 Gross profit(1)...................... $ 7,970  $ 4,161   $ 5,227      $ 7,961
                                       =======  =======   =======      =======
 Income before income taxes........... $ 6,219  $ 2,299   $ 3,409      $ 5,934
                                       =======  =======   =======      =======
 Net Income........................... $ 3,874  $ 1,432   $ 2,121      $ 3,697
                                       =======  =======   =======      =======
 Earnings per common share:
  Basic............................... $   .16  $   .06   $   .09      $   .15
                                       =======  =======   =======      =======
  Diluted (2)......................... $   .16  $   .06   $   .09      $    15
                                       =======  =======   =======      =======
Year ended December 31, 1998:
 Revenues............................. $24,249  $26,054   $23,627      $19,407
                                       =======  =======   =======      =======
 Gross profit(1)...................... $ 3,471  $ 4,450   $ 3,537      $ 1,881
                                       =======  =======   =======      =======
 Income before income taxes........... $ 1,163  $ 2,053   $ 1,136      $  (613)
                                       =======  =======   =======      =======
 Net Income........................... $   725  $ 1,235   $   654      $  (368)
                                       =======  =======   =======      =======
 Earnings per common share:
  Basic (2)........................... $   .03  $   .05   $   .03      $  (.01)
                                       =======  =======   =======      =======
  Diluted (2)......................... $   .03  $   .05   $   .03      $  (.01)
                                       =======  =======   =======      =======

--------
(1) Gross profit excludes other revenues, general and administrative expense and interest expense.

(2) Due to the effect of price changes of the Company's stock, diluted earnings per share for the year's four quarters, which includes the effect of potential dilutive common shares calculated during each quarter, does not equal the annual diluted earnings per share, which includes the effect of such potential dilutive common shares calculated for the entire year.

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


NOTE 14--OIL AND NATURAL GAS INFORMATION (UNAUDITED)

   The capitalized costs at year end and costs incurred during the year were as follows:

                                                      USA     CANADA    TOTAL
                                                   ---------  ------  ---------
                                                         (In thousands)
1996:
Capitalized costs:
 Proved properties................................ $ 195,528  $ 480   $ 196,008
 Unproved properties..............................     4,602    --        4,602
                                                   ---------  -----   ---------
                                                     200,130    480     200,610
 Less accumulated depreciation, depletion,
  amortization and impairment.....................  (102,463)  (389)   (102,852)
                                                   ---------  -----   ---------
  Net capitalized costs........................... $  97,667  $  91   $  97,758
                                                   =========  =====   =========
Cost incurred:
 Unproved properties.............................. $   1,640  $ --    $   1,640
 Producing properties.............................     2,338    --        2,338
 Exploration......................................     1,501    --        1,501
 Development......................................    20,150     15      20,165
                                                   ---------  -----   ---------
  Total costs incurred............................ $  25,629  $  15   $  25,644
                                                   =========  =====   =========
1997:
Capitalized costs:
 Proved properties................................ $ 225,166  $ 480   $ 225,646
 Unproved properties..............................     7,935     78       8,013
                                                   ---------  -----   ---------
                                                     233,101    558     233,659
 Accumulated depreciation, depletion, amortization
  and impairment..................................  (115,000)  (405)   (115,405)
                                                   ---------  -----   ---------
  Net capitalized costs........................... $ 118,101  $ 153   $ 118,254
                                                   =========  =====   =========
Cost incurred:
 Unproved properties.............................. $   3,540  $  78   $   3,618
 Producing properties.............................     1,518    --        1,518
 Exploration......................................     1,785    --        1,785
 Development......................................    26,604    --       26,604
                                                   ---------  -----   ---------
  Total costs incurred............................ $  33,447  $  78   $  33,525
                                                   =========  =====   =========
1998:
Capitalized costs:
 Proved properties................................ $ 261,299  $ 480   $ 261,779
 Unproved properties..............................     9,900    281      10,181
                                                   ---------  -----   ---------
                                                     271,199    761     271,960
 Less accumulated depreciation, depletion,
  amortization and impairment.....................  (130,894)  (412)   (131,306)
                                                   ---------  -----   ---------
  Net capitalized costs........................... $ 140,305  $ 349   $ 140,654
                                                   =========  =====   =========
Cost incurred:
 Unproved properties.............................. $   4,297  $ 203   $   4,500
 Producing properties.............................     9,026    --        9,026
 Exploration......................................     2,270    --        2,270
 Development......................................    22,613    --       22,613
                                                   ---------  -----   ---------
  Total costs incurred............................ $  38,206  $ 203   $  38,409
                                                   =========  =====   =========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The results of operations for producing activities are provided below.

                                                       USA     CANADA  TOTAL
                                                     --------  ------ --------
                                                          (In thousands)
1996:
 Revenues........................................... $ 40,432   $ 60  $ 40,492
 Production costs...................................  (11,195)   (14)  (11,209)
 Depreciation, depletion and amortization...........  (10,723)   (11)  (10,734)
                                                     --------   ----  --------
                                                       18,514     35    18,549
 Income tax expense.................................   (6,986)   (15)   (7,001)
                                                     --------   ----  --------
 Results of operations for producing activities
  (excluding corporate overhead and financing
  costs)............................................ $ 11,528   $ 20  $ 11,548
                                                     ========   ====  ========
1997:
 Revenues........................................... $ 42,830   $ 69  $ 42,899
 Production costs...................................  (10,678)   (24)  (10,702)
 Depreciation, depletion and amortization...........  (12,537)   (16)  (12,553)
                                                     --------   ----  --------
                                                       19,615     29    19,644
 Income tax expense.................................   (7,394)   (17)   (7,411)
                                                     --------   ----  --------
 Results of operations for producing activities
  (excluding corporate overhead and financing
  costs)............................................ $ 12,221   $ 12  $ 12,233
                                                     ========   ====  ========
1998:
 Revenues........................................... $ 36,861   $ 55  $ 36,916
 Production costs...................................  (11,572)   (20)  (11,592)
 Depreciation, depletion and amortization...........  (15,893)    (8)  (15,901)
                                                     --------   ----  --------
                                                        9,396     27     9,423
 Income tax expense.................................   (3,752)    (9)   (3,761)
                                                     --------   ----  --------
 Results of operations for producing activities
  (excluding corporate overhead and financing
  costs)............................................ $  5,644   $ 18  $  5,662
                                                     ========   ====  ========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Estimated quantities of proved developed oil and natural gas reserves and changes in net quantities of proved developed and undeveloped oil and natural gas reserves were as follows:

                                     USA            CANADA         TOTAL
                                ---------------  ------------ ----------------
                                        NATURAL       NATURAL         NATURAL
                                 OIL      GAS    OIL    GAS    OIL      GAS
                                 BBLS     MCF    BBLS   MCF    BBLS     MCF
                                ------  -------  ---- ------- ------  --------
                                              (In thousands)
1996:
 Proved developed and
  undeveloped reserves:
  Beginning of year............  5,428  107,950   --    778    5,428   108,728
  Revision of previous
   estimates...................   (387)  (3,822)  --     26     (387)   (3,796)
  Extensions, discoveries and
   other additions.............    718   34,625   --    --       718    34,625
  Purchases of minerals in
   place.......................     67    3,036   --    --        67     3,036
  Sales of minerals in place...    (43)    (407)  --    --       (43)     (407)
  Production...................   (579) (12,974)  --    (51)    (579)  (13,025)
                                ------  -------  ----  ----   ------  --------
  End of Year..................  5,204  128,408   --    753    5,204   129,161
                                ======  =======  ====  ====   ======  ========
 Proved developed reserves:
  Beginning of year............  4,697   94,975    --   350    4,697    95,325
  End of year..................  4,509  107,536    --   326    4,509   107,862

1997:
 Proved developed and
  undeveloped reserves:
  Beginning of year............  5,204  128,408   --    753    5,204   129,161
  Revision of previous
   estimates...................   (927) (12,780)  --     44     (927)  (12,736)
  Extensions, discoveries and
   other additions.............    399   41,108   --    --       399    41,108
  Purchases of minerals in
   place.......................      6    2,618   --    --         6     2,618
  Sales of minerals in place...    (58)    (951)  --    --       (58)     (951)
  Production...................   (493) (13,742)  --    (74)    (493)  (13,816)
                                ------  -------  ----  ----   ------  --------
  End of Year..................  4,131  144,661   --    723    4,131   145,384
                                ======  =======  ====  ====   ======  ========
 Proved developed reserves:
  Beginning of year............  4,509  107,536   --    326    4,509   107,862
  End of year..................  3,406  115,071   --    295    3,406   115,366

1998:
 Proved developed and
  undeveloped reserves:
  Beginning of year............  4,131  144,661   --    723    4,131   145,384
  Revision of previous
   estimates................... (1,142)  (5,207)  --   (162)  (1,142)   (5,369)
  Extensions, discoveries and
   other additions.............    445   31,460   --    --       445    31,460
  Purchases of minerals in
   place.......................    257    6,840   --    --       257     6,840
  Sales of minerals in place...     (3)    (532)  --    --        (3)     (532)
  Production...................   (443) (16,427)  --    (38)    (443) ( 16,465)
                                ------  -------  ----  ----   ------  --------
  End of Year..................  3,245  160,795   --    523    3,245   161,318
                                ======  =======  ====  ====   ======  ========
 Proved developed reserves:
  Beginning of year............  3,406  115,071   --    295    3,406   115,366
  End of year..................  2,365  119,415   --    421    2,365   119,836

   Oil and natural gas reserves cannot be measured exactly. Estimates of oil and natural gas reserves require extensive judgments of reservoir engineering data and are generally less precise than other estimates made in connection with financial disclosures. The Company utilizes Ryder Scott Company, independent petroleum consultants, to review the Company's reserves as prepared by the Company's reservoir engineers.

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   Proved reserves are those quantities which, upon analysis of geological and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are those reserves which are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required.

   Estimates of oil and natural gas reserves require extensive judgments of reservoir engineering data as previously explained. Assigning monetary values to such estimates does not reduce the subjectivity and changing nature of such reserve estimates. Indeed the uncertainties inherent in the disclosure are compounded by applying additional estimates of the rates and timing of production and the costs that will be incurred in developing and producing the reserves. The information set forth herein is therefore subjective and, since judgments are involved, may not be comparable to estimates submitted by other oil and natural gas producers. In addition, since prices and costs do not remain static and no price or cost escalations or de-escalations have been considered, the results are not necessarily indicative of the estimated fair market value of estimated proved reserves nor of estimated future cash flows.

   The standardized measure of discounted future net cash flows ("SMOG") was calculated using year-end prices and costs, and year-end statutory tax rates, adjusted for permanent differences, that relate to existing proved oil and natural gas reserves. SMOG as of December 31 is as follows:

                                                    USA     CANADA     TOTAL
                                                 ---------  -------  ---------
                                                       (In thousands)
1996:
 Future cash flows.............................. $ 626,945  $ 2,735  $ 629,680
 Future production and development costs........  (171,749)    (339)  (172,088)
 Future income tax expenses.....................  (125,540)  (1,422)  (126,962)
                                                 ---------  -------  ---------
 Future net cash flows..........................   329,656      974    330,630
 10% annual discount for estimated timing of
  cash flows....................................  (129,610)    (368)  (129,978)
                                                 ---------  -------  ---------
 Standardized measure of discounted future net
  cash flows relating to proved oil and natural
  gas reserves.................................. $ 200,046  $   606  $ 200,652
                                                 =========  =======  =========
1997:
 Future cash flows.............................. $ 427,292  $ 1,684  $ 428,976
 Future production and development costs........  (153,220)    (312)  (153,532)
 Future income tax expenses.....................   (63,868)    (794)   (64,662)
                                                 ---------  -------  ---------
 Future net cash flows..........................   210,204      578    210,782
 10% annual discount for estimated timing of
  cash flows....................................   (71,768)    (187)   (71,955)
                                                 ---------  -------  ---------
 Standardized measure of discounted future net
  cash flows relating to proved oil and natural
  gas reserves.................................. $ 138,436  $   391  $ 138,827
                                                 =========  =======  =========
1998:
 Future cash flows..............................   388,887    1,089    389,976
 Future production and development costs........  (154,843)    (271)  (155,114)
 Future income tax expenses.....................   (47,305)    (160)   (47,465)
                                                 ---------  -------  ---------
 Future net cash flows..........................   186,739      658    187,397
 10% annual discount for estimated timing of
  cash flows....................................   (62,770)    (259)   (63,029)
                                                 ---------  -------  ---------
 Standardized measure of discounted future net
  cash flows relating to proved oil and natural
  gas reserves.................................. $ 123,969  $   399  $ 124,368
                                                 =========  =======  =========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


   The principal sources of changes in the standardized measure of discounted future net cash flows were as follows:

                                                      USA     CANADA    TOTAL
                                                   ---------  ------  ---------
                                                         (In thousands)
1996:
 Sales and transfers of oil and natural gas
  produced, net of production costs............... $ (29,237) $ (46)  $ (29,283)
 Net changes in prices and production costs.......    92,541    738      93,279
 Revisions in quantity estimates and changes in
  production timing...............................   (13,390)    58     (13,332)
 Extensions, discoveries and improved recovery,
  less related costs..............................    69,942    --       69,942
 Purchases of minerals in place...................     5,821    --        5,821
 Sales of minerals in place.......................      (514)   --         (514)
 Accretion of discount............................    12,101     71      12,172
 Net change in income taxes.......................   (44,039)  (470)    (44,509)
 Other - net......................................     3,998    (60)      3,938
                                                   ---------  -----   ---------
 Net change.......................................    97,223    291      97,514
 Beginning of year................................   102,823    315     103,138
                                                   ---------  -----   ---------
 End of year...................................... $ 200,046  $ 606   $ 200,652
                                                   =========  =====   =========
1997:
 Sales and transfers of oil and natural gas
  produced, net of production costs............... $ (32,152) $ (45)  $ (32,197)
 Net changes in prices and production costs.......  (111,745)  (651)   (112,396)
 Revisions in quantity estimates and changes in
  production timing...............................   (19,377)    47     (19,330)
 Extensions, discoveries and improved recovery,
  less related costs..............................    46,787    --       46,787
 Purchases of minerals in place...................     2,235    --        2,235
 Sales of minerals in place.......................    (2,282)   --       (2,282)
 Accretion of discount............................    26,227    147      26,374
 Net change in income taxes.......................    33,473    345      33,818
 Other - net......................................    (4,776)   (58)     (4,834)
                                                   ---------  -----   ---------
 Net change.......................................   (61,610)  (215)    (61,825)
 Beginning of year................................   200,046    606     200,652
                                                   ---------  -----   ---------
 End of year...................................... $ 138,436  $ 391   $ 138,827
                                                   =========  =====   =========
1998:
 Sales and transfers of oil and natural gas
  produced, net of production costs............... $ (25,289) $ (35)  $ (25,324)
 Net changes in prices and production costs.......   (35,654)  (186)    (35,840)
 Revisions in quantity estimates and changes in
  production timing...............................   (17,020)  (335)    (17,355)
 Extensions, discoveries and improved recovery,
  less related costs..............................    24,256    --       24,256
 Purchases of minerals in place...................     6,062    --        6,062
 Sales of minerals in place.......................      (603)   --         (603)
 Accretion of discount............................    16,719     91      16,810
 Net change in income taxes.......................    16,083    486      16,569
 Other - net......................................       979    (13)        966
                                                   ---------  -----   ---------
 Net change.......................................   (14,467)     8     (14,459)
 Beginning of year................................   138,436    391     138,827
                                                   ---------  -----   ---------
 End of year...................................... $ 123,969  $ 399   $ 124,368
                                                   =========  =====   =========

                       UNIT CORPORATION AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

   The Company's SMOG and changes therein were determined in accordance with Statement of Financial Accounting Standards No. 69. Certain information concerning the assumptions used in computing SMOG and their inherent limitations are discussed below. Management believes such information is essential for a proper understanding and assessment of the data presented.


   The assumptions used to compute SMOG do not necessarily reflect management's expectations of actual revenues to be derived from those reserves nor their present worth. Assigning monetary values to the reserve quantity estimation process does not reduce the subjective and ever-changing nature of such reserve estimates. Additional subjectivity occurs when determining present values because the rate of producing the reserves must be estimated. In addition to errors inherent in predicting the future, variations from the expected production rate could result from factors outside of management's control, such as unintentional delays in development, environmental concerns or changes in prices or regulatory controls. Also, the reserve valuation assumes that all reserves will be disposed of by production. However, other factors such as the sale of reserves in place could affect the amount of cash eventually realized.

   Future cash flows are computed by applying year-end prices of oil and natural gas relating to proved reserves to the year-end quantities of those reserves. Future price changes are considered only to the extent provided by contractual arrangements in existence at year-end.

   Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at the end of the year, based on continuation of existing economic conditions.

   Future income tax expenses are computed by applying the appropriate year-end statutory tax rates to the future pretax net cash flows relating to proved oil and natural gas reserves less the tax basis of the Company's properties. The future income tax expenses also give effect to permanent differences and tax credits and allowances relating to the Company's proved oil and natural gas reserves.

   Care should be exercised in the use and interpretation of the above data. As production occurs over the next several years, the results shown may be significantly different as changes in production performance, petroleum prices and costs are likely to occur.

   In early 1999, the oil and natural gas industry has experienced a downturn in natural gas prices. The Company's reserves were determined at December 31, 1998 using an oil and natural gas price of $11.10 per barrel and $2.08 per Mcf. During February 1999, the oil and natural gas prices received by the Company were approximately $11.62 and $1.74, respectively. The decreases in natural gas prices would have a significant effect on the SMOG value of the Company's reserves at December 31, 1998 and would result in a provision to reduce the carrying value of oil and natural gas properties of approximately $22 million before taxes.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Shareholders and Board of Directors
Unit Corporation

   We have reviewed the accompanying consolidated condensed balance sheet of Unit Corporation and subsidiaries as of June 30, 1999 and the related consolidated condensed statements of operations and cash flows for the six month periods ended June 30, 1998 and 1999. These financial statements are the responsibility of the Company's management.

   We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical review procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted accounting standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

   Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

   We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Unit Corporation and subsidiaries at December 31, 1998, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended (not presented herein); and our report dated February 23, 1999 expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet at December 31, 1998, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers LLP

Tulsa, Oklahoma
August 9, 1999

                       UNIT CORPORATION AND SUBSIDIARIES
                     CONSOLIDATED CONDENSED BALANCE SHEETS

                                                       December 31,  June 30,
                                                           1998        1999
                                                       ------------ ----------
                                                                    (Unaudited)
                                                           (In thousands)
ASSETS
Current Assets:
 Cash and cash equivalents............................   $    446    $    455
 Accounts receivable..................................     13,149      12,526
 Other................................................      5,948       5,208
                                                         --------    --------
  Total current assets................................     19,543      18,189
                                                         --------    --------
Property and Equipment:
 Total cost...........................................    405,043     413,977
 Less accumulated depreciation, depletion,
  amortization and impairment.........................    207,883     218,046
                                                         --------    --------
  Net property and equipment..........................    197,160     195,931
                                                         --------    --------
Other Assets..........................................      6,361       6,305
                                                         --------    --------
Total Assets..........................................   $223,064    $220,425
                                                         ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
 Current portion of long-term debt....................   $  1,801    $  1,735
 Accounts payable.....................................      8,517       9,044
 Accrued liabilities..................................      7,672       7,274
                                                         --------    --------
  Total current liabilities...........................     17,990      18,053
                                                         --------    --------
Long-Term Debt........................................     72,900      72,900
                                                         --------    --------
Other Long-Term Liabilities...........................      2,301       2,069
                                                         --------    --------
Deferred Income Taxes.................................     18,583      17,415
                                                         --------    --------
Shareholders' Equity:
 Preferred stock, $1.00 par value, 5,000,000 shares
  authorized, none issued.............................        --          --
 Common stock $.20 par value, 40,000,000 shares
  authorized, 25,563,165 and 25,740,160 shares issued,
  respectively........................................      5,113       5,148
 Capital in excess of par value.......................     82,187      82,867
 Retained earnings....................................     24,121      21,973
 Treasury stock, at cost, 25,000 and 0 shares,
  respectively........................................       (131)        --
                                                         --------    --------
  Total shareholders' equity..........................    111,290     109,988
                                                         --------    --------
Total Liabilities and Shareholders' Equity............   $223,064    $220,425
                                                         ========    ========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
          CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                 Six Months
                                                               Ended June 30,
                                                               ---------------
                                                                1998    1999
                                                               ------- -------
                                                                (In thousands
                                                                 except per
                                                               share amounts)
Revenues:
 Contract drilling............................................ $30,383 $22,370
 Oil and natural gas..........................................  19,759  16,436
 Other........................................................     161     370
                                                               ------- -------
   Total revenues.............................................  50,303  39,176
                                                               ------- -------
Expenses:
 Contract drilling:
  Operating costs.............................................  24,540  20,252
  Depreciation and amortization...............................   2,874   2,811
 Oil and natural gas:
  Operating costs.............................................   7,276   6,595
  Depreciation, depletion and amortization....................   7,531   7,943
 General and administrative...................................   2,507   2,474
 Interest.....................................................   2,359   2,432
                                                               ------- -------
   Total expenses.............................................  47,087  42,507
                                                               ------- -------
Income (Loss) Before Income Taxes.............................   3,216  (3,331)
                                                               ------- -------
Income Tax Expense (Benefit):
 Current......................................................      57     (17)
 Deferred.....................................................   1,199  (1,166)
                                                               ------- -------
   Total income taxes.........................................   1,256  (1,183)
                                                               ------- -------
Net Income (Loss)............................................. $ 1,960 $(2,148)
                                                               ======= =======
Net Income (Loss) Per Common Share:
 Basic........................................................ $   .08 $  (.08)
                                                               ======= =======
 Diluted...................................................... $   .08 $  (.08)
                                                               ======= =======


   The accompanying notes are an integral part of the consolidated condensed financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                            Six Months Ended
                                                                June 30,
                                                            ------------------
                                                              1998      1999
                                                            --------  --------
                                                             (In thousands)
Cash Flows From Operating Activities:
 Net Income (Loss)......................................... $  1,960  $ (2,148)
 Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation, depletion and amortization.................   10,569    10,909
  Deferred income tax expense..............................    1,199    (1,166)
  Other-net................................................      219        64
 Changes in operating assets and liabilities increasing
  (decreasing) cash:
  Accounts receivable......................................    5,155       623
  Accounts payable.........................................    3,824     2,772
  Other-net................................................   (1,314)      517
                                                            --------  --------
   Net cash provided by operating activities...............   21,612    11,571
                                                            --------  --------
Cash Flows From (Used In) Investing Activities:
 Capital expenditures......................................  (34,567)  (12,144)
 Proceeds from disposition of assets.......................      463       711
 Other-net.................................................     (118)      (66)
                                                            --------  --------
   Net cash used in investing activities...................  (34,222)  (11,499)
                                                            --------  --------
Cash Flows From (Used In) Financing Activities:
 Net borrowings (payments) under line of credit............   13,000       --
 Net payments of notes payable and long-term debt..........     (214)     (110)
 Other-net.................................................      (40)       47
                                                            --------  --------
   Net cash provided by (used in) financing activities.....   12,746       (63)
                                                            --------  --------
Net Increase in Cash and Cash Equivalents..................      136         9
Cash and Cash Equivalents, Beginning of Year...............      458       446
                                                            --------  --------
Cash and Cash Equivalents, End of Period................... $    594  $    455
                                                            ========  ========
Supplemental Disclosure of Cash Flow Information:
 Cash paid during the six months ended June 30, for:
  Interest................................................. $  2,057  $  2,663
  Income taxes............................................. $     20  $    --


   The accompanying notes are an integral part of the consolidated condensed financial statements.

                       UNIT CORPORATION AND SUBSIDIARIES
         NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

NOTE 1--BASIS OF PREPARATION AND PRESENTATION

   In the opinion of the Company, the accompanying unaudited consolidated condensed financial statements contain all adjustments necessary (all adjustments are of a normal recurring nature) to present fairly the consolidated financial position of Unit Corporation and subsidiaries as of June 30, 1999 and the results of their operations and cash flows for the six month periods ended June 30, 1998 and 1999. Results for the six months ended June 30, 1999 are not necessarily indicative of the results to be realized during the full year. The year end consolidated condensed balance sheet data was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles. The condensed financial statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended December 31, 1998. Our independent accountants have performed a review of these interim financial statements in accordance with standards established by the American Institute of Certified Public Accountants. Pursuant to Rule 436(c) under the Securities Act of 1933, their report of that review should not be considered a part of any registration statements prepared or certified by them within the meaning of Sections 7 and 11 of that Act.

NOTE 2--EARNINGS PER SHARE

   The following data shows the amounts used in computing earnings (loss) per share for the Company.

                                           For the Six Months Ended June 30,
                                                         1998
                                         --------------------------------------
                                           Income     Weighted Shares Per-Share
                                         (Numerator)   (Denominator)   Amount
                                         -----------  --------------- ---------
Basic earnings per common share......... $ 1,960,000    25,546,000     $ 0.08
                                                                       ======
Effect of dilutive stock options........         --        295,000
                                         -----------    ----------
Diluted earnings per common share....... $ 1,960,000    25,841,000     $ 0.08
                                         ===========    ==========     ======
                                           For the Six Months Ended June 30,
                                                         1999
                                         --------------------------------------
                                           Income     Weighted Shares Per-Share
                                         (Numerator)   (Denominator)   Amount
                                         -----------  --------------- ---------
Basic loss per common share............. $(2,148,000)   25,701,000     $(0.08)
                                                                       ======
Effect of dilutive stock options........         --            --
                                         -----------    ----------
Diluted loss per common share........... $(2,148,000)   25,701,000     $(0.08)
                                         ===========    ==========     ======

   The following options to purchase shares of common stock have been excluded from the computation of diluted earnings per share for the six months ended June 30, 1999 due to the net loss and for the six months ended June 30, 1998 due to the options exercise prices being greater than the average market price of common shares:

                                                                1998     1999
                                                              -------- --------
       Options...............................................  171,000  844,000
                                                              ======== ========
       Average exercise price................................ $   8.80 $   4.36
                                                              ======== ========

NOTE 3--NEW ACCOUNTING PRONOUNCEMENTS

   On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). In June 1999, FAS 133 was amended by FAS 137, Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of FASB Statement No. 133--an amendment of FASB Statement No. 133

                       UNIT CORPORATION AND SUBSIDIARIES

(FAS 137). FAS 133 is now effective for all fiscal quarters of fiscal years beginning after June 15, 2000 (January 1, 2001 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

NOTE 4--INDUSTRY SEGMENT INFORMATION

   The Company has two business segments: Contract Drilling and Oil and Natural Gas, representing its two strategic business units offering different products and services. The Contract Drilling segment provides land contract drilling of oil and natural gas wells and the Oil and Natural Gas segment is engaged in the development, acquisition and production of oil and natural gas properties. The Company evaluates the performance of its operating segments based on operating income, which is defined as operating revenues less operating expenses and depreciation, depletion and amortization. The Company has natural gas production in Canada which is not significant. Information regarding the Company's operations by industry segment for the six months ended June 30, 1998 and 1999 is as follows:

                                                                Six Months
                                                              Ended June 30,
                                                              ----------------
                                                               1998     1999
                                                              -------  -------
                                                              (In thousands)
   Revenues:
    Contract drilling........................................ $30,383  $22,370
    Oil and natural gas......................................  19,759   16,436
    Other....................................................     161      370
                                                              -------  -------
   Total revenues............................................ $50,303  $39,176
                                                              =======  =======
   Operating Income (Loss)(1):
    Contract drilling........................................ $ 2,969  $  (693)
    Oil and natural gas......................................   4,952    1,898
                                                              -------  -------
     Total operating income..................................   7,921    1,205

    General and administrative expense.......................  (2,507)  (2,474)
    Interest expense.........................................  (2,359)  (2,432)
    Other income - net.......................................     161      370
                                                              -------  -------
     Income (loss) before income taxes....................... $ 3,216  $(3,331)
                                                              =======  =======

--------
(1) Operating income is total operating revenues less operating expenses, depreciation, depletion and amortization and does not include non-operating revenues, general corporate expenses, interest expense or income taxes.

Prospectus
--------------------------------------------------------------------------------

                                  $100,000,000

                               ----------------

                                UNIT CORPORATION

                                Debt Securities
                                Preferred Stock
                                  Common Stock
                                    Warrants

--------------------------------------------------------------------------------

   We may offer and sell, together or separately, from time to time in one or more offerings:

  . unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures, and/or other unsecured evidences of indebtedness in one or more series;

  . shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities;

  . shares of common stock; and

  . warrants to purchase debt securities, preferred stock or common stock.

   We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplements to this prospectus carefully before you invest in the securities.

   This prospectus may not be used to sell securities unless accompanied by a supplement to this prospectus.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

                               ----------------

                     This Prospectus is dated August 3, 1999.

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $100,000,000.

   This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading below "Where You Can Find More Information About the Company."

You should rely only on the information or representations incorporated by reference or provided in this prospectus and in the accompanying prospectus supplement. We have not authorized anyone to provide you with different information. You may obtain copies of the registration statement, or of any document which we have filed as an exhibit to the registration statement or to any other SEC filing, either from the SEC or from the corporate secretary of the company as described below. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or in the accompanying prospectus supplement is accurate as of any date other than the dates printed on the front of each such document.

                            WHERE YOU CAN FIND MORE
                         INFORMATION ABOUT THE COMPANY

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document filed by us at the SEC's public reference rooms located at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; at regional offices of the SEC at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at 7 World Trade Center, New York, New York 10048. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings are also available to the public from the SEC's Internet web site at http://www.sec.gov. Information concerning us also may be inspected at the New York Stock Exchange offices located at 20 Broad Street, New York, New York 10005.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and information we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents issued below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

  . Our Annual Report on Form 10-K for the fiscal year ended December 31,
    1998;

  . Our Quarterly Report on Form 10-Q for the quarterly period ended March
    31, 1999; and

  . The description of rights to purchase preferred stock contained in the Company's registration statement on Form 8-A filed with the SEC on May 23, 1995.

   We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, a copy of any of the documents referred to above as being incorporated by reference. You may request a copy of these filings by writing or telephoning Mr. Mark E. Schell, General Counsel and Corporate Secretary, Unit Corporation, 1000 Kensington Tower I, 7130 South Lewis, Tulsa, Oklahoma 74136 (telephone 918/493-7700).

                                  THE COMPANY

   Unit Corporation is an independent energy company engaged, through its subsidiaries, in the exploration and production of oil and natural gas, the acquisition of producing oil and natural gas properties and the contract drilling of onshore oil and natural gas wells. Our operations are principally located in the Mid-Continent region, as well as the Permian and Gulf Coast Basins of the United States.

   Our principal executive offices are located at 1000 Kensington Tower I, 7130 South Lewis, Tulsa, Oklahoma 74136, and our telephone number is (918) 493-7700.

                           FORWARD-LOOKING STATEMENTS

   This prospectus, including the information we incorporate by reference, information included in, or incorporated by reference from, future filings by us with the SEC, as well as information contained in written material, press releases and oral statements issued by or on behalf of us, contain, or may contain, certain statements that may be deemed to be "forward-looking statements" within the meaning of federal securities laws. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus, which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believes," "intends," "expects," "anticipates," "projects," "estimates," "predicts" and similar expressions are also intended to identify forward-looking statements.

   These forward-looking statements include, among others, such things as:

  .  our Year 2000 plans;

  .  the amount and nature of future capital expenditures;

  .  wells to be drilled or reworked;

  .  oil and gas prices and demand;

  .  exploitation and exploration prospects;

  .  estimates of proved oil and gas reserves;

  .  reserve potential;

  .  development and infill drilling potential;

  .  drilling prospects;

  .  expansion and other development trends of the oil and gas industry;

  .  business strategy;

  .  production of oil and gas reserves;

  .  expansion and growth of our business and operations; and

  .  drilling rig utilization and drilling rig rates.

   These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties which could cause actual results to differ materially from our expectations, including:

  . the risk factors discussed in this prospectus and in the documents we incorporate by reference;

  .  general economic, market or business conditions;

  . the nature or lack of business opportunities that may be presented to and pursued by us;

  .  demand for land drilling services;

  .  changes in laws or regulations; and

  .  other factors, most of which are beyond our control.

                       RATIO OF EARNINGS TO FIXED CHARGES

   The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

                                                                Three Months
                                      Year Ended December 31,  Ended March 31,
                                      ------------------------ ---------------
                                      1994 1995 1996 1997 1998  1998     1999
                                      ---- ---- ---- ---- ---- -------- -------
Ratio of Earnings to Fixed Charges..  3.70 1.92 5.09 6.87 1.75     2.04     N/A

   Earnings were inadequate by $1,976,000 in the three months ended Mach 31, 1999 to cover fixed charges. Earnings available for fixed charges represent earnings from continuing operations before income taxes and fixed charges. Fixed charges represent interest incurred and guaranteed plus that portion of rental expense deemed to be the equivalent of interest. We are a guarantor of $879,000 and $521,000 at March 31, 1999 and December 31, 1998, respectively, of debt of a less-than-fifty-percent-owned company accounted for under the equity method. The amount of fixed charges associated with this guarantee is $15,000 for the three month period ended March 31, 1999 and $20,000 for the year ended December 31, 1998, which amounts are included in the computation of the ratio.

                                USE OF PROCEEDS

   Except as otherwise described in any prospectus supplement, the net proceeds from the sale of securities offered from time to time will be used for general corporate purposes, which may include:

  .  repayment or refinancing of indebtedness;

  .  working capital;

  .  capital expenditures;

  .  oil and gas property or drilling rig acquisitions; and

  .  repurchases and redemption's of securities.

                         DESCRIPTION OF DEBT SECURITIES

   The following description of the terms of the debt securities, which may consist of senior notes and debentures and subordinated notes and debentures (the "Debt Securities"), sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms of the Debt Securities offered by any prospectus supplement and the extent, if any, to which such general provisions may apply to the Debt Securities being offered will be described in the prospectus supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference should be made to both the prospectus supplement and to the following description.

   The Debt Securities will be unsecured general obligations of the Company and may be subordinated to our "Senior Indebtedness" (as defined below) to the extent set forth in the applicable prospectus supplement. See "Description of Debt Securities--Subordination" below. Debt Securities will be issued under an indenture (the "Indenture") to be entered into between the Company and an indenture trustee to be selected by the Company and named in a prospectus supplement (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the registration statement. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture. Capitalized terms used in the following summary but not defined have the meanings specified in the Indenture.

General

   The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued. We may issue the Debt Securities from time to time in one or more series. The Indenture does not limit the amount of other unsecured indebtedness or securities which may be issued by the Company. Unless otherwise indicated in the applicable prospectus supplement, the Debt Securities will not benefit from any covenant or other provision that would afford holders of Debt Securities special protection in the event of a highly leveraged transaction involving the Company. Reference is made to the applicable prospectus supplement for the following terms of the Debt Securities of the series with respect to which the prospectus supplement is being delivered:

  .  the title of Debt Securities of the series;

  . any limit on the aggregate principal amount of the Debt Securities of the series;

  . the date or dates on which the principal and premium, if any, with respect to the Debt Securities of the series are payable;

  . the rate or rates (which may be fixed or variable), or the method of determination of the rate or rates, at which the Debt Securities of the series will bear interest, the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the method by which such date will be determined, the record dates for the determination of holders of Debt Securities of the series to whom such interest is payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

  . the place or places of payment, if any, in addition to or instead of the corporate trust office of the Trustee where the principal, premium, if any, and interest with respect to Debt Securities of the series will be payable;

  . the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

  . the obligation, if any, of the Company to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder of Debt Securities of the series and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series will be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

  . the terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for securities of the Company or any other issuer or obligor and the terms and conditions upon which such conversion or exchange will be effected, including the initial conversion or exchange price or rate, the conversion or exchange period and any other provision in addition to or in lieu of those described herein;

  . if other than denominations of $1,000 or any integral multiple of $1,000, the denominations in which Debt Securities of the series will be issuable;

  . if the amount of principal, premium, if any, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

  .  if the principal amount payable at the stated maturity of Debt
     Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount that will be due and payable upon any maturity other than the stated maturity or that will be deemed to be outstanding as of any such date (or, in such case, the manner in which such deemed principal amount is to be determined), and if necessary, the manner of determining the equivalent principal amount in United States currency;

  . any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

  . if other than United States dollars, the coin or currency or currencies or units of two or more currencies in which payment of the principal, premium, if any, and interest with respect to Debt Securities of the series shall be payable;

  . if other than the principal amount of Debt Securities of the series, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration or provable in bankruptcy;

  . the terms, if any, of the transfer, mortgage, pledge or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as currently in effect;

  . any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal of and interest on such Debt Securities due and payable;

  .  whether the Debt Securities of the series will be issued in whole or in part in global form, the terms and conditions, if any, upon which any global security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form and the depositary for any such global security;

  . any trustees, authenticating or paying agents, transfer agents or registrars;

  . the applicability of, and any addition to or change in the covenants and definitions currently set forth in the Indenture or in the terms relating to permitted consolidations, mergers, or sales of assets, including conditioning any merger, conveyance, transfer or lease permitted by the Indenture upon the satisfaction of an Indebtedness coverage standard by the Company and Successor Company;

  . the terms, if any, of any guarantee of the payment of principal of, and premium, if any, and interest on, Debt Securities of the series and any corresponding changes to the provisions of the Indenture as currently in effect;

  . the subordination, if any, of the Debt Securities of the series and any changes or additions to the provisions of the Indenture relating to subordination;

  . if Debt Securities of the series do not bear interest, the dates for certain required reports to the Trustee; and

  . any other terms of the Debt Securities of the series (which terms shall not be prohibited by the Indenture).

   The prospectus supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities offered, including those applicable to:

  . Debt Securities with respect to which payments of principal, premium, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies, or commodities);

  . Debt Securities with respect to which principal, premium, or interest is payable in a foreign or composite currency;

  . Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"); and

  . variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

   Payments of interest on Debt Securities shall be made at the corporate trust office of the Trustee or at the option of the Company by check mailed to the registered holders of Debt Securities or, if so provided in the applicable prospectus supplement, at the option of a holder by wire transfer to an account designated by such holder.

   Unless otherwise provided in the applicable prospectus supplement, Debt Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any applicable tax or governmental charge.

Global Securities

   The Debt Securities of a series may be issued in whole or in part in the form of one or more fully registered global securities (a "Global Security") that will be deposited with a depositary or its nominee identified in the prospectus supplement relating to such series. In such case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered Debt Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Debt Securities in definitive registered form, a Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary or by a nominee of such depositary to such depositary or another nominee of such depositary or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

   The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Global Security will be described in the prospectus supplement relating to such series. The Company anticipates that the following provisions will apply to all depositary arrangements.

   Upon the issuance of a Global Security, the depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of persons that have accounts with such depositary ("participants"). The amounts to be credited shall be designated by any underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in a Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for such Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). So long as the depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders of such Debt Securities under the Indenture.

   Principal, premium, if any, and interest payments on Debt Securities represented by a Global Security registered in the name of a depositary or its nominee will be made to such depositary or its nominee, as the case may be, as the registered owner of such Global Security. None of the Company, the Trustee or any paying agent for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   The Company expects that the depositary for any Debt Securities represented by a Global Security, upon receipt of any payment of principal, premium, or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such depositary. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street name," and will be the responsibility of such participants.

   If the depositary for any Debt Securities represented by a Global Security is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more Global Securities and, in such event, will issue Debt Securities of such series in definitive form in exchange for the Global Security or Securities representing such Debt Securities.

Subordination

   Debt Securities may be subordinated ("Subordinated Debt Securities") in right of payment, to the extent and in the manner set forth in the Indenture and the applicable prospectus supplement, to the prior payment of all Indebtedness of the Company that is designated as "Senior Indebtedness." Senior Indebtedness, with respect to any series of Subordinated Debt Securities, will consist of any Indebtedness of the Company that is designated in a resolution of the Company's Board of Directors or the supplemental Indenture establishing such series as Senior Indebtedness with respect to such series.

   Upon any payment or distribution of assets of the Company to creditors or upon a total or partial liquidation or dissolution of the Company or in a bankruptcy, receivership, or similar proceeding relating to the Company or its property, holders of Senior Indebtedness shall be entitled to receive payment in full in cash of the Senior Indebtedness before holders of Subordinated Debt Securities shall be entitled to receive any payment of principal, premium, or interest with respect to the Subordinated Debt Securities, and until the Senior Indebtedness is paid in full, any distribution to which holders of Subordinated Debt Securities would otherwise be entitled shall be made to the holders of Senior Indebtedness (except that such holders may receive shares of stock and any debt securities that are subordinated to Senior Indebtedness to at least the same extent as the Subordinated Debt Securities).

   The Company may not make any payments of principal, premium, or interest with respect to Subordinated Debt Securities, make any deposit for the purpose of defeasance of such Subordinated Debt Securities, or repurchase, redeem, or otherwise retire (except, in the case of Subordinated Debt Securities that provide for a mandatory sinking fund, by the delivery of Subordinated Debt Securities by the Company to the Trustee in satisfaction of the Company's sinking fund obligation) any Subordinated Debt Securities if:

  (a) any principal, premium, if any, or interest with respect to Senior Indebtedness is not paid within any applicable grace period (including at maturity), or

  (b) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms,

  unless, in either case,

    (i) the default has been cured or waived and such acceleration has been rescinded,

    (ii)  such Senior Indebtedness has been paid in full in cash, or

    (iii) the Company and the Trustee receive written notice approving such payment from the representatives of each issue of "Designated Senior Indebtedness" (which will include any specified issue of Senior Indebtedness).

   During the continuance of any default (other than a default described in clause (a) or (b) above) with respect to any Senior Indebtedness pursuant to which the maturity of such Senior Indebtedness may be accelerated immediately without further notice (except any notice required to effect the acceleration) or the expiration of any applicable grace periods, the Company may not pay the Subordinated Debt Securities for a period (the "Payment Blockage Period") commencing on the receipt by the Company and the Trustee of written notice of such default from the representative of any Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period (a "Blockage Notice") and expiring 179 days thereafter. The Payment Blockage Period may be terminated before its expiration by written notice to the Trustee and the Company from the person who gave the Blockage Notice, by repayment in full in cash of the Senior Indebtedness with respect to which the Blockage Notice was given, or because the default giving rise to the Payment Blockage Period is no longer continuing. Unless the holders of such Senior Indebtedness shall have accelerated the maturity of such Senior Indebtedness, the Company may resume payments on the Subordinated Debt Securities after the expiration of the Payment Blockage Period. Not more than one Blockage Notice may be given in any period of 360 consecutive days unless the first Blockage Notice within such 360-day period is given by or on behalf of holders of Designated Senior Indebtedness other than the Bank Indebtedness, in which case the representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any period of 360 consecutive days. After all Senior Indebtedness is paid in full and until the Subordinated Debt Securities are paid in full, holders of the Subordinated Debt Securities shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness.

   As a result of the subordination provisions, in the event of the Company's bankruptcy or insolvency, creditors of the Company who are holders of Senior Indebtedness, as well as certain general creditors of the Company, may recover ratably more than the holders of the Subordinated Debt Securities.

Events of Default and Remedies

   The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities:

  (a) default in the payment of any installment of interest on any Debt Securities of that series when due and payable (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above) and continuance of such default for a period of 30 days;

  (b) default in the payment of principal or premium, if any, with respect to any Debt Securities of that series when due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise (whether or not, in the case of Subordinated Debt Securities, such payment shall be prohibited by reason of the subordination provision described above);

  (c) default in the payment of any sinking fund payment with respect to any Debt Securities of that series when due and payable;

  (d) the Company fails to comply with the provisions of the Indenture relating to consolidations, mergers and sales of assets;

  (e) the Company fails to observe or perform any other of its covenants or agreements in the Debt Securities of that series, in any resolution of the Board of Directors of the Company authorizing the issuance of that series of Debt Securities, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than a covenant or agreement a default in the performance of which is otherwise specifically dealt with) for a period of 60 days after the date on which written notice specifying such failure and requiring the Company to remedy the same has been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

  (f) the Company or any Subsidiary does not pay its Indebtedness within any applicable grace period after final maturity or such Indebtedness is accelerated by the holders of such Indebtedness because of a default, the total amount of such Indebtedness unpaid or accelerated exceeds $40 million or the United States dollar equivalent of $40 million at the time, and such default remains uncured or such acceleration is not rescinded for 10 days after the date on which written notice specifying such failure and requiring the Company to remedy such failure shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

  (g)  the Company shall

    (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law,

    (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding of the filing of any such petition,

    (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company for a substantial part of its property,

    (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding,

    (5)  make a general assignment for the benefit of creditors.

    (6) admit in writing its inability or fail generally to pay its debts as they become due,

    (7) take corporate action for the purpose of effecting any of the foregoing, or

    (8) take any comparable action under any foreign laws relating to insolvency;

  (h) the entry of an order or decree by a court having competent jurisdiction for

    (1) relief with respect to the Company or a substantial part of its property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law,

    (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or for a substantial part of its property, or

    (3)  the winding-up or liquidation of the Company,

     and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days; or

  (i) any other Event of Default provided under the terms of the Debt Securities of that series.

   An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

   If an Event of Default occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding may declare the principal of (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) and interest on all the Debt Securities of such series due and payable immediately.

   If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provision of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. No holder of any Debt Securities of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless:

  (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance of such Event of Default;

  (b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred in connection with such action or proceeding; and

  (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture.

   Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except:

  (a) a default in the payment of the principal, premium, if any, or interest with respect to such Debt Securities; or

  (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder so affected.

   In case of any such waiver, such default shall cease to exist, any Event of Default arising from such default shall be deemed to have been cured for all purposes, and the Company, the Trustee and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture.

   The Trustee shall, within 90 days after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities.

Modification of the Indenture

   The Company and the Trustee may enter into supplemental Indentures without the consent of the holders of Debt Securities issued under the Indenture for one or more of the following purposes:

  (a) to evidence the succession of another person to the Company and the assumption by such successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Debt Securities;

  (b) to surrender any right or power conferred upon the Company by the Indenture, to add further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities, and to make the occurrence, or the occurrence and continuance of a default in any of such additional covenants, restrictions, conditions, or provisions, a default or an Event of Default under the Indenture;

  (c) to cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental Indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained in the Indenture, in any supplemental Indenture, or in any Debt Securities, to convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

  (d) to modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

  (e) to add or change any of the provisions of the Indenture to change or eliminate any restriction on the payment of principal or premium with respect to Debt Securities so long as any such action does not adversely affect the interest of the holders of Debt Securities in any material respect or permit or facilitate the issuance of Debt Securities of any series in uncertificated form;

  (f) to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

  (g) in the case of Subordinated Debt Securities, to make any change in the provisions of the Indenture relating to subordination that would limit or terminate the benefits available to any holder of Senior
      Indebtedness under such provisions (but only if such holder of Senior Indebtedness consents to such change);

  (h) to add guarantees with respect to the Debt Securities or to secure the Debt Securities;

  (i) to add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall

    (1) neither apply to any Debt Securities of any series created prior to the execution of such supplemental Indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision, or

    (2) become effective only when there is no such Debt Security outstanding;

  (j) to evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

  (k) to establish the form or terms of any series of Debt Securities.

   With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected, the Company and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental Indenture or modifying in any manner the rights of the holder of the Debt Securities of such series. However, without the consent of the holders of each Debt Security so affected, no such supplemental Indenture may:

  . reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment;

  . reduce the interest rate or extend the time for payment of interest on any Debt Security;

  . reduce the principal of or extend the stated maturity of any Debt
    Security;

  . reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed;

  . make any Debt Security payable in a currency other than that stated in the Debt Security;

  . in the case of any Subordinated Debt Security, make any change in the provisions of the Indenture relating to subordination that adversely affects the rights of any holder under such provisions;

  . release any security that may have been granted with respect to the Debt
    Securities; or

  . make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent.

Consolidation, Merger, and Sale of Assets

   The Indenture provides that the Company may not consolidate with or merge with or into any person, or convey, transfer, or lease all or substantially all of its assets, unless the following conditions have been satisfied:

  (a) Either

    (i) the Company is the continuing person in the case of a merger, or

    (ii) the successor corporation is a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of the Company under the Debt Securities and the Indenture;

(b) Immediately after giving effect to the transaction (and treating any Indebtedness that becomes an obligation of the successor corporation or any Subsidiary of the Company as a result of the transaction as having been incurred by the successor corporation or the Subsidiary at the time of the transaction), no default or Event of Default would occur or be continuing; and

(c) The Company has delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger, or transfer complies with the Indenture.

Certain Definitions

   The following definitions, among others, are used in the Indenture. Many of the definitions of terms used in the Indenture have been negotiated specifically for the purposes of inclusion in the Indenture and may not be consistent with the manner in which such terms are defined in other contexts. Prospective purchasers of Debt Securities are encouraged to read each of the following definitions carefully and to consider such definitions in the context in which they are used in the Indenture.

   "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

   "Disqualified Stock" of a Person means Redeemable Stock of such Person as to which the maturity, mandatory redemption, conversion or exchange or redemption at the option of the holder thereof occurs, or may occur, on or prior to the first anniversary of the Stated Maturity of the Debt Securities.

   "GAAP" means generally accepted accounting principles in the United States as in effect as of the date on which the Debt Securities of the applicable series are issued, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in this Indenture shall be computed in conformity with GAAP consistently applied.

   "Indebtedness" means, with respect to any Person on any date of determination (without duplication):

  (a) the principal of Indebtedness of such Person for borrowed money;

  (b) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (c) all Capitalized Lease Obligations of such Person;

  (d) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables);

  (e) all obligations of such Person in respect of letters of credit, banker's acceptances or other similar instruments or credit transactions (including reimbursement obligations with respect thereto), other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (d) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

  (f) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (but excluding, in each case, any accrued dividends);

  (g) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination or (B) the amount of such Indebtedness of such other Persons; and

  (h) all Indebtedness of other Persons to the extent Guaranteed by such Person.

   For purposes of this definition, the maximum fixed redemption, repayment or repurchase price of any Disqualified Stock or Preferred Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Stock as if such Stock were redeemed, repaid or repurchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture; provided, however, that if such Stock is not then permitted to be redeemed, repaid or repurchased, the redemption, repayment or repurchase price shall be the book value of such Stock as reflected in the most recent financial statements of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

   "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

   "Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

   "Redeemable Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event

  (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

  (ii) is convertible or exchangeable for Indebtedness (other than Preferred Stock) or Disqualified Stock, or

  (iii) is redeemable at the option of the holder thereof, in whole or in part.

   "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by

  (i) such Person,

  (ii) such Person and one or more Subsidiaries of such Person, or

  (iii) one or more Subsidiaries of such Person.

Satisfaction and Discharge of the Indenture; Defeasance

   The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if

  (a) the Company has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions), or

  (b) all Debt Securities of such series not previously delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount in the currency in which the Debt Securities are denominated sufficient to pay at maturity or upon redemption all such Debt Securities;

and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company.

   In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of the particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

   The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if:

  (a) the Company irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, and interest with respect to such Debt Securities to maturity or redemption, as the case may be;

  (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent accountants expressing their opinion that the payment of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be;

  (c) 91 days pass after the deposit is made and during the 91-day period no default described in clause (g) or (h) under "Description of Debt Securities -- Events of Default and Remedies" above with respect to the Company occurs that is continuing at the end of such period;

  (d) no default has occurred and is continuing on the date of such deposit and after giving effect thereto;

  (e) the deposit does not constitute a default under any other agreement binding on the Company, and, in the case of Subordinated Debt Securities, is not prohibited by the provisions of the Indenture relating to subordination;

  (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

  (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance; and

  (h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with.

   The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Debt Securities of the defeased series. In the case of Subordinated Debt Securities, the money and U.S. Government Obligations so held in trust will not be subject to the subordination provisions of the Indenture.

The Trustee

   The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business and the Trustee may own Debt Securities. The prospectus supplement relating to a particular issue of Debt Securities will provide additional information with respect to any relationship the Company may have with the Trustee for such Debt Securities.

                          DESCRIPTION OF CAPITAL STOCK

   We have 45,000,000 authorized shares of capital stock, consisting of (a) 40,000,000 shares of common stock, having a par value of $.20 per share, and
(b) 5,000,000 shares of preferred stock, having a par value of $1.00 per share.

Common Stock

   As of the date of this prospectus, there were 25,740,160 shares of common stock outstanding. All of such outstanding shares of common stock are fully paid and nonassessable.

   Holders of common stock are entitled to receive dividends, when, as and if declared by our Board of Directors out of assets legally available for their payment. In certain cases, we may not pay dividends to common stockholders until our dividend obligations to the holder of any preferred stock then outstanding have been satisfied. The provisions of our credit arrangements subject us to certain restrictions on the payment of dividends.

   In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in our assets remaining after payment of all liabilities and after holders of all series of outstanding preferred stock have received their liquidation preferences in full.

   The holders of common stock have no preemptive subscription, conversion or redemption rights, and are not subject to further calls or assessments by us. There are no sinking fund provisions applicable to the common stock.

   Holders of common stock are entitled to one vote per share for the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors.

Preferred Stock

   As of the date of this prospectus, there were no shares of preferred stock outstanding.

   Preferred stock may be issued from time to time in one or more series, and our Board of Directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the Board of Directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a third party to gain control of us.

Stockholder Rights Agreement

   Each share of common stock includes one right ("Right") entitling the registered holder to purchase from us one one-hundredth of a share (a "Fractional Share") of Series A Participating Cumulative Preferred Stock (the " Preferred Shares"), at a purchase price per Fractional Share of $12.75, subject to adjustment (the "Purchase Price").

   With certain exceptions, upon the earlier of (1) 10 days following the date the Company learns that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock, or (2) 10 business days following the commencement of a tender offer or exchange offer that would result in a person becoming an Acquiring Person, a "Distribution Date" will occur and the Rights will be separated from the common stock. In certain circumstances, our Board of Directors may defer the Distribution Date. Certain inadvertent acquisitions will not result in a person becoming an Acquiring Person if the person promptly divests itself of sufficient common stock. Until the Distribution Date, (1) the Rights are evidenced by the certificates representing outstanding shares of common stock and will be transferred with and only with such certificates, which contain a notation incorporating the Rights Agreement by reference, and (2) the surrender for transfer of any certificate for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

   The Rights are not exercisable until the Distribution Date and will expire at the close of business 10 years after the Rights are issued, unless earlier redeemed or exchanged by us as described below.

   As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, from and after the Distribution Date, the separate Rights certificates alone will represent the Rights. All shares of common stock issued prior to the Distribution Date will be issued with Rights. Shares of common stock issued after the Distribution Date in connection with certain employee benefit plans or upon conversion of certain securities will be issued with Rights. Except as otherwise determined by the Board of Directors, no other shares of the common stock issued after the Distribution Date will be issued with Rights.

   In the event (a "Flip-In Event") that a person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of common stock at a price and on terms that a majority of our independent directors determines to be fair to and otherwise in our and our stockholders best interests (a "Permitted Offer")), each holder of a Right will thereafter have the right to receive, upon exercise of such Right, the number of Fractional Shares equivalent to the number of shares of common stock (or, in certain circumstances, cash, property or other securities) having a market value equal to two times the Purchase Price. Notwithstanding the foregoing, following the occurrence of any Triggering Event (as defined below), all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by or transferred to an Acquiring Person (or by certain related parties) will be null and void in the circumstances set forth in the Rights Agreement.

   In the event (a "Flip-Over Event") that, at any time from and after the time an Acquiring Person becomes such, (1) we are acquired in a merger or other business combination transaction (other than certain mergers that follow a Permitted Offer) or (2) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights that are voided as set forth above) shall thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company having a market value equal to two times the exercise price of the Right as set by the Board of Directors. Flip-In Events and Flip-Over Events are collectively referred to as "Triggering Events."

   The number of outstanding Rights associated with a share of common stock, or the number of Preferred Shares issuable upon exercise of a Right and the Purchase Price, are subject to adjustment in the event of a stock dividend on, or a subdivision, combination or reclassification of, the common stock occurring prior to the Distribution Date. The Purchase Price payable, and the number of Fractional Shares of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of certain transactions affecting the Preferred Shares.

   At any time until ten days following the first date of public announcement of the occurrence of a Flip-In Event, we may redeem the Rights in whole, but not in part, at a price of $0.01 per Right, payable, at our option, in cash, shares of common stock or such other consideration as the Board of Directors may determine. Immediately upon the effectiveness of the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.01 redemption price.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

   Other than the redemption price, the Board of Directors may amend any of the provisions of the Rights Agreement as long as the Rights are redeemable.

   The Rights have certain antitakeover effects. They will cause substantial dilution to any person or group that attempts to acquire us without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us, even if such acquisition may be favorable to the interests of our stockholders. Because the Board of Directors can redeem the Rights or approve a Permitted Offer, the Rights should not interfere with a merger or other business combination approved by the Board of Directors. The Rights were issued to protect our stockholders from coercive or abusive takeover tactics and inadequate takeover offers and to afford our Board of Directors more negotiating leverage in dealing with prospective acquirors.

Certain Other Possible Anti-takeover Provisions

   Our Charter and Delaware law contain certain provisions that might be characterized as anti-takeover provisions. These provisions may make it more difficult to acquire control of us or remove our management.

Classified Board of Directors

   Our Charter provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms, with the number of directors in each class to be as nearly equal as possible. As a result, only one-third of our directors are elected each year.

Issuance of Preferred Stock

   As described above, our Charter authorizes a class of undesignated preferred stock consisting of 5,000,000 shares. The issuance of preferred stock could, among other things, make it more difficult for a third party to gain control of us.

Fair Price Provisions

   Our Charter also contains certain "fair price provisions" designated to provide safeguards for stockholders when an "interested stockholder" (defined as a stockholder owning 5% or more of our voting stock) attempts to effect a "business combination" with us. The term "business combination" includes:

  . any merger or consolidation of us involving the interested stockholder,

  . certain dispositions of our assets,

  . any issuance of our securities meeting certain threshold amounts, to the interested stockholder,

  . adoption of any plan of liquidation or dissolution of us proposed by the interested stockholder, and

  . any reclassification of our securities having the effect of increasing the proportionate share of ownership of the interested stockholder.

   In general, a business combination between us and the interested stockholder must be approved by the affirmative vote of 80% of the outstanding voting stock unless the transaction is approved by a majority of the members of the Board of Directors who are not affiliated with the interested stockholder or certain minimum price and form of consideration requirements are satisfied.

Delaware Business Combination Statute

   We are incorporated under the laws of the State of Delaware. Section 203 of the Delaware General Corporation Law prevents an "interested stockholder" (defined as a stockholder owning 15% or more of a corporation's voting stock) from engaging in a business combination with that corporation for a period of three years from the date the stockholder became an interested stockholder unless:

  . the corporation's board of directors had earlier approved either the business combination or the transaction by which the stockholder became an interested stockholder;

  . upon attaining that status, the interested stockholder had acquired at least 85% of the corporation's voting stock (not counting shares owned by persons who are directors and also officers); or

  . the business combination is later approved by the board of directors and authorized by a vote of two-thirds of the stockholders (not including the shares held by the interested stockholder).

   Since we have not amended our Charter or By-laws to exclude the application of Section 203, its provisions apply to us. Accordingly, Section 203 may inhibit an interested stockholder's ability to acquire additional shares of common stock or otherwise engage in a business combination with us.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C.

                            DESCRIPTION OF WARRANTS

General

   We may issue warrants (the "Warrants") to purchase Debt Securities ("Debt Warrants") or, Warrants to purchase common stock or preferred stock ("Stock Warrants"). Warrants may be issued independently of or together with any other securities and may be attached to or separate from such securities. Each series of Warrants will be issued under a separate Warrant Agreement (each a "Warrant Agreement") to be entered into between us and a Warrant Agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with any Warrant and will not assume any obligation or relationship of agency for or with holders or beneficial owners of Warrants. The following summaries set forth certain general terms and provisions of the Warrants. Further terms of the Warrants and the applicable Warrant Agreement will be set forth in the applicable prospectus supplement.

Debt Warrants

   The applicable prospectus supplement will describe the terms of any Debt Warrants, including the following:

  . the title of such Debt Warrants;

  . the offering price for such Debt Warrants, if any;

  . the aggregate number of such Debt Warrants;

  . the designation and terms of such Debt Securities purchasable upon exercise of such Debt Warrants;

  . if applicable, the designation and terms of the securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Security;

  . if applicable, the date from and after which such Debt Warrants and any securities issued therewith will be separately transferable;

  . the principal amount of Debt Securities purchasable upon exercise of a Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise;

  . the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time;

  . whether the Debt Warrants represented by the Debt Warrant certificates or Debt Securities that may be issued upon exercise of the Debt Warrants will be issued in registered or bearer form;

  . information with respect to book-entry procedures, if any;

  . the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

  . if applicable, a discussion of certain United States federal income tax considerations;

  . the antidilution provisions of such Debt Warrants, if any;

  . the redemption or call provisions, if any, applicable to such Debt
    Warrants; and

  . any additional terms of the Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

Stock Warrants

   The applicable prospectus supplement will describe the terms of any Stock Warrants, including the following:

  . the title of such Stock Warrants;

  . the offering price of such Stock Warrants, if any;

  . the aggregate number of such Stock Warrants;

  . the designation, number of shares and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of such Stock Warrants;

  . if applicable, the date from and after which such Stock Warrants and any securities issued therewith will be separately transferable;

  . the number of shares of common stock, or preferred stock purchasable upon exercise of a Stock Warrant and the price at which such shares may be purchased upon exercise;

  . the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such Stock Warrants which may be exercised at any one time;

  . the currency, currencies or currency units in which the offering price, if any, and the exercise price are payable;

  . if applicable, a discussion of certain United States federal income tax considerations;

  . the antidilution provisions of such Stock Warrants, if any;

  . the redemption or call provisions, if any, applicable to such Stock
    Warrants; and

  . any additional terms of such Stock Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Stock Warrants.

                              PLAN OF DISTRIBUTION

   The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices (which may be changed from time to time), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may offer and sell the securities in exchange for one or more of its outstanding issues of debt or convertible debt securities, or in exchange for one or more classes of securities of other issuers in connection with business combination transactions. Each prospectus supplement will describe the method of distribution of the securities offered therein.

   We may sell securities in any of three ways: (1) through underwriters or dealers; (2) through agents; or (3) directly to one or more purchasers. The accompanying prospectus supplement with respect to a particular offering of securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, dealers or agents, the purchase price of such securities, the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

   If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of the securities will be named in the prospectus supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters or agents to purchase a particular offering of securities will be subject to conditions precedent, and the underwriters will be obligated to purchase all the particular securities offered if any are purchased.

   If dealers are utilized in the sale of a particular offering of securities with respect to which this prospectus is delivered, the Company will sell such securities to the dealers as principals. The dealers may then resell such

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securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

   Only underwriters named in a prospectus supplement will be deemed to be underwriters in connection with the securities described therein. Firms not so named will have no direct or indirect participation in the underwriting of such securities, although such a firm may participate in the distribution of such securities under circumstances entitling it to a dealer's commission. It is anticipated that any underwriting agreement pertaining to any such securities will (1) entitle the underwriters to indemnification by the Company against certain civil liabilities under the securities Act or to contribution with respect to payments which the underwriters may be required to make in respect thereof, (2) provide that the obligations of the underwriters will be subject to certain conditions precedent and (3) provide that the underwriters generally will be obligated to purchase all such securities if any are purchased.

   Securities also may be offered directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any such agent will be named, and the terms of any such agency (including any commissions payable by the Company to such agent) will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in such prospectus supplement, any such agent will act on a reasonable best efforts basis for the period of its appointment. Agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein and, under agreements which may be entered into with the Company, may be entitled to indemnification by the Company against certain civil liabilities under the Securities Act or to contribution with respect to payments which the agents may be required to make in respect thereof.

   If so indicated in a prospectus supplement, the Company will authorize underwriters or other agents of the Company to solicit offers by certain specified entities to purchase securities from the Company pursuant to delayed delivery contracts providing for payment and delivery at a specified future date. The obligations of any purchaser under any such contract will not be subject to any conditions except those described in such prospectus supplement. Such prospectus supplement will set forth the commissions payable for solicitations of such contracts.

   Underwriters and agents may purchase and sell the securities in the secondary market, but are not obligated to do so. There can be no assurance that there will be a secondary market for the securities or liquidity in the secondary market if one develops. From time to time, underwriters and agents may make a market in the securities. A particular offering of securities may or may not be listed on a national securities exchange.

   Underwriters and agents may engage in transactions with, or perform services for, the Company and its subsidiaries in the ordinary course of business.

   Each class or series of securities will be a new issue of securities with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. The Company may elect to list any other class or series of securities on any exchange, but it is not obligated to do so. Any underwriters to whom securities are sold by the Company for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any securities.

   Certain persons participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities offered. In connection with any such offering, the underwriters or agents, as the case may be, may purchase and sell securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the securities; and syndicate short positions involve the sale by the underwriters or agents, as the case may be, of a greater number of securities than they are required to purchase from the Company in the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise. For a description of these activities, see "Plan of Distribution" or "Underwriting" in the applicable prospectus supplement.

                                 LEGAL MATTERS

   The validity of the offered securities will be passed upon for us by Conner & Winters, A Professional Corporation, Tulsa, Oklahoma, and for any underwriters, dealers or agents by a firm named in the prospectus supplement relating to the particular securities.

                            INDEPENDENT ACCOUNTANTS

   The financial statements incorporated in this registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. With respect to the unaudited consolidated financial information of Unit Corporation for the three month periods ended March 31, 1999 and 1998, incorporated by reference in this registration statement, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 29, 1999, incorporated by reference herein, states that they did not audit and they do not express an opinion on that unaudited consolidated financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of
Section 11 of the Securities Act of 1933 for their report on the unaudited consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Securities Act.


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                    [LOGO OF UNIT CORPORATION APPEARS HERE]

                                UNIT CORPORATION

                             Prudential Securities

                               CIBC World Markets

                        Raymond James & Associates, Inc.


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